As filed with the Securities and Exchange Commission on July 28, 2020

Securities Act File No. 333-232583

Investment Company Act File No. 811-22561

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 4	☒

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 23	☒

SKYBRIDGE G II FUND, LLC

(Exact name of Registrant as specified in Charter)

527 Madison Avenue, 4th Floor

New York, New York 10022

(Address of principal executive offices)

Registrant’s Telephone Number, including Area Code: (212) 485-3100

A. Marie Noble, Esq.

SkyBridge Capital II, LLC

527 Madison Avenue, 4th Floor

New York, New York 10022

(Name and address of agent for service)

COPY TO:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration

Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box:  ☒

It is proposed that this filing will become effective (if appropriate, check box):

☒	when declared effective pursuant to Section 8(c) of the Securities Act of 1933.

If appropriate, check the following boxes:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐

this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is 333-___.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Shares of Limited Liability Company Interest			$523,422,426	$30,300(2)

(1)	These values are estimated for the purpose of calculating filing fees.
(2)

Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended (“Rule 415(a)(6)”), the Registrant carried forward to this Registration Statement unsold securities in the amount of $273,422,426 that the Registrant previously registered on its Registration Statement on Form N-2 (File Nos. 333-174399 and 811-22561) initially filed on October 25, 2011 (the “Prior Registration Statement”). Filing fees have been previously paid in connection with these unsold securities, which, pursuant to Rule 415(a)(6), will continue to be applied to such unsold securities. An additional amount of $250,000,000 in shares was registered , as reflected in the amount of registration fees, which were previously paid in connection with the initial filing of the Registrant’s Registration Statement on July 8, 2019. Pursuant to Rule 415(a)(6), the offering of unsold securities under the Prior Registration Statement was deemed terminated as of the date of effectiveness of the Registrant’s current Registration Statement.

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the combined prospectus and statement of additional information (“Prospectus”) that follows. The information required to be in this Registration Statement by Part C of Form N-2 follows the Prospectus.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE REGISTRANT’S PROSPECTUS DATED APRIL 1, 2020 IS NOT INTENDED TO BE AFFECTED HEREBY UNLESS AND UNTIL THIS NEW PROSPECTUS IS EFFECTIVE IN ITS STEAD.

THE INFORMATION IN THIS COMBINED PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION,

PRELIMINARY PROSPECTUS DATED JULY 28, 2020

SKYBRIDGE

G II FUND, LLC

PROSPECTUS

[●], 2020

SkyBridge Capital II, LLC

Investment Adviser

527 Madison Avenue, 4th Floor

New York, New York 10022

(212) 485-3100

Important Notice to Shareholders

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Company’s shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Company . Instead, the reports will be made available on www.skybridge.com and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Company electronically by contacting the Company at 1-855-631-5474.

You may elect to receive all future reports in paper free of charge. You can inform the Company that you wish to continue receiving paper copies of your shareholder reports by contacting the Company at 1-855-631-5474.

SkyBridge G II Fund, LLC (the “Company”) is a limited liability company registered under the Investment Company Act of 1940, as amended, (“Investment Company Act”) as a closed-end, non-diversified management investment company. The investment objective of the Company is to seek capital appreciation. The Company is a fund of hedge funds and seeks to implement its objectives principally through investing in investment funds managed by third-party investment managers that employ a variety of alternative investment strategies. See the discussion of risks under the headings “Types of Investments and Related Risks” and “Other Risks.”

This combined prospectus and statement of additional information (“Prospectus”) applies to the offering of shares of limited liability company interests in the Company (“Shares”). The Company previously registered $523,422,426 in Shares for sale under the registration statement to which this Prospectus relates, with approximately $512,128,508 remaining available for sale as of June 30, 2020. The Company also previously registered Shares under earlier registration statements.

Neither the Securities and Exchange Commission (the “SEC”), the Commodity Futures Trading Commission (the “CFTC”) nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Investing in the Shares (defined below) may be considered speculative and involves risk, including the risk of loss of the investment. See “Types of Investments and Related Risks” below.

•

The Shares are not expected to be listed on any securities exchange. We do not expect a secondary market for the Shares to develop. This will limit your ability to sell Shares outside of repurchases by the Company.

•

The Company intends to repurchase Shares from time to time, but only a limited number of Shares will be eligible for repurchase. Repurchases are subject to the payment terms described under the heading “Redemptions, Repurchases and Transfers of Shares” below. Because of these limits, you may be unable to reduce your exposure during a market downturn.

•	You should consider that you may not have access to monies you invest for an extended period of time. An investment in the Company is not suitable if you need short-term liquidity.

•

The Company invests in hedge funds. Hedge funds do not have the legal protections of mutual funds. They may leverage without limit and engage in speculative investment strategies. They are not legally required to disclose their holdings and financial information.

The Shares are not deposits in, obligations of or guaranteed by any bank, are not government guaranteed or insured and are subject to investment risks, including the possible loss of the principal amount invested.

This Prospectus sets forth concisely information about the Company that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. Additional information about the Company has been filed with the SEC and is available either on the SEC’s website at www.sec.gov or upon written or oral request and without charge.

OFFERING

Offering Amount(1)		$523,422,426
Maximum Sales Load	$	None
Proceeds to the Company(2)		$523,422,426

(1)	Shares are offered on a continuous basis at a price equal to the net asset value per Share plus any applicable sales load, as described in this Prospectus.
(2)

These estimated proceeds reflect the maximum sales load of 0.00% assume the sale of all Shares registered under this offering and do not reflect the deduction of expenses expected to be incurred by the Company in connection with this offering.

Shares will be sold only to investors qualifying as “Eligible Investors” as described in this Prospectus. Hastings Capital Group, LLC, a broker-dealer registered with the SEC, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), and an affiliate of the Adviser, has been appointed to serve as the Company’s principal underwriter (the “Principal Underwriter”) with authority to sell Shares directly and to appoint third-party placement agents (the “Placement Agents”) to assist the Principal Underwriter in selling Shares on a reasonable best efforts basis. The offices of the Principal Underwriter are located at 527 Madison Avenue, 4th Floor, New York, New York 10022. See “Subscription for Shares—Principal Underwriter and Placement Agents.” Placement Agents may be added or removed from time to time. The Adviser or its affiliates, including the Principal Underwriter, also may pay from their legitimate profits additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. The current (to date) recipients of such payments are:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	Hastings Capital Group, LLC	HighTower Securities, LLC

Kestra Investment Service LLC (f/k/a NFP Securities, Inc.)	RBC Capital Markets, LLC	BB&T Securities, LLC

Rockefeller Financial LLC

TO ALL INVESTORS

This Prospectus will not constitute an offer to sell or the solicitation of an offer to buy nor will any sale of Shares be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Company that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus. Prospective investors should not construe the contents of this Prospectus as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company for the investor. The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the Company’s Limited Liability Company Agreement, as may be amended from time to time (the “LLC Agreement”).

PRIVACY POLICY STATEMENT

The Company and the Adviser (as defined below) collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning Shareholders’ transactions with the Company. The Company and the Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Company’s Administrators (as defined below), accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Company and the Adviser restrict access to non-public personal information relating to investors to personnel of the Company and the Adviser and other personnel who need to know that information in connection with the operation of the Company. The Company maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Company’s non-public personal information relating to investors.

OFFERING SYNOPSIS

In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved, of acquiring Shares. This is only a synopsis of information to consider before investing. More detailed information follows in the body of this Prospectus.

THE COMPANY	SkyBridge G II Fund, LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a closed-end, non-diversified management investment company. Like an unregistered private investment fund, the Company will offer and sell shares of limited liability company interests in the Company (the “Shares”) in large minimum denominations to high net worth individual and institutional investors and will restrict transferability of the Shares.

The assets of the Company will be actively managed and an investment in the Company will be subject to an asset-based fee payable to SkyBridge Capital II, LLC (“SkyBridge”), the investment adviser to the Company (in such capacity, the “Adviser”). Unlike a private investment fund, the Company has registered as an investment company under the Investment Company Act and has registered its Shares under the Securities Act of 1933, as amended (the “1933 Act”), so as to be able to offer the Shares without limiting the number of Eligible Investors (as defined below) who may participate in its investment program. Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted as members of the Company by its Board of Directors, will become members of the Company (“Shareholders”).

INVESTMENT OBJECTIVE AND INVESTMENT PROGRAM	The investment objective of the Company is to seek capital appreciation, and is classified as a “non-fundamental policy,” meaning (while no change is anticipated) it can be changed by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders. No assurance can be given that this investment objective will be achieved or that the Company will not lose money.

The Company seeks to implement its objectives principally through investing in investment funds (“Investment Funds”) managed by third-party investment managers (“Investment Managers”) that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as “alternative” strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the investment program of the Company can be referred to as a fund of hedge funds. The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser. The Adviser considers a theme to be a market or economic development believed by the Adviser as likely to drive profits, typically because the Adviser believes that the impact of the chosen theme on the pricing of particular market instruments or segments is not fully appreciated. For example, if the Adviser has a view on levels of future market volatility, the Adviser might seek to invest in Investment Funds believed to benefit from the expected volatility environment while reducing exposure to those believed to be less well placed. As another example, if the Adviser believes that credit “spreads” (referring to differences in interest rates between Treasury securities and non-Treasury securities) are poised to rise or fall, the Adviser might seek to invest in underlying Investment Funds exposed to instruments believed to be sensitive to those spread movements. This opportunistic, theme-based approach will establish the focus of the Company’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.

Through constructing a portfolio that is comprised of a number of Investment Funds, the Adviser seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a “non-diversified” investment company within the meaning of the Investment Company Act, the Adviser typically will limit exposure to any investment “strategy” to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase).

The Company may seek to gain investment exposure to certain Investment Funds or Investment Managers which may enter into derivative transactions, such as total return swaps, options and futures. This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, consisting of futures, swaps and options. While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests, it is presently contemplated that the Company will not enter directly into derivatives transactions to a significant degree. See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities.”

The Adviser is responsible for the allocation of assets of the Company to various Investment Funds, subject to policies adopted by the Board of Directors. These Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) are expected to have investors other than the Company.

The Adviser allocates the assets of the Company among the Investment Funds that, in its view, represent attractive investment opportunities. In seeking to achieve its stated objectives, the Adviser will consider rebalancing the portfolio of the Company periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.

The Adviser and its personnel use a wide range of resources, including its well-established alternative investments network, to identify attractive Investment Funds and promising investment strategies for consideration.

The Adviser’s investment selection process involves a combination of fundamental, “top-down” and “bottom-up” analysis that takes into account the broad risk/return features of the universe of alternative strategy types and attempts to group potential Investment Managers in logical categories or broad strategy groups. Subject to the theme-focused approach described above, the asset allocation process starts with an initial allocation across broad strategy groupings, followed by a sub-allocation to individual strategies, and concludes with an allocation to individual Investment Funds within each selected strategy. The Adviser structures allocations to individual strategies and to individual Investment Funds with the objective of achieving the desired absolute return target, while attempting to limit potential losses.

The Adviser’s personnel have evaluated numerous investment funds representing many categories of alternative investments utilizing various investment strategies. They also have experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

Investment Funds in which the Company invests are not subject to the Company’s investment restrictions and, unless registered under the Investment Company Act, are generally not subject to any investment limitations under the Investment Company Act other than those applicable to private funds. The Company may invest temporarily directly in high-quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes. Although the Company has invested principally in unregistered Investment Funds to date, it also may invest in registered funds and other publicly offered investment vehicles including exchange-traded funds (“ETFs”).

RISK FACTORS

The Investment Program Is Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that the stated investment objective will be achieved. Performance will depend upon the performance of the Investment Funds and the Adviser’s ability to effectively select Investment Funds and allocate and reallocate assets among them. Each Investment Fund’s use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses. Because the Company is a non-diversified investment company, the percentage limitations imposed by the Investment Company Act on the portion of assets that may be invested in the securities of any one issuer do not apply. The Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes. As a result, the investment portfolio of the Company may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers or based on a broader range of investment ideas or themes.

There Are Risks Associated with the Composition of the Company’s Investor Base. The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents. These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders. As a result, when only a limited number of Placement Agents represent a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription (“inflow”) or redemption (“outflow”) activity. For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Board of Directors.

The Investment Program Is Not Suitable for All Investors. Prospective investors in the Company should review carefully the discussion under the captions “Types of Investments and Related Risks” and “Other Risks” for specific risks associated with the Investment Managers’ styles of investing. An investment in the Company should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient capital to sustain the loss of their entire investment.

Investment Funds Pursue Various Investment Strategies. The underlying Investment Funds may invest and trade in a wide range of instruments and markets and may pursue various investment strategies. The Investment Funds may invest and trade in equity and debt securities (including initial public offerings), and may also invest and trade in equity-related instruments, currencies, financial futures and debt-related instruments. Some of these securities or other instruments may be restricted or illiquid so that it may not be possible to sell them at the most opportune times or at prices approximating the value at which they were purchased. In addition, the Investment

Funds may sell securities short and use a wide range of other investment techniques. The Investment Funds generally are not limited in the markets, either by location or type, such as large capitalization, small capitalization or non-U.S. markets, in which they invest, or the investment discipline that their Investment Managers may employ, such as value or growth or bottom-up or top-down analysis. Special risks apply to investing in both non-U.S. and smaller capitalization issuers. The Investment Funds may use various investment techniques for hedging and non-hedging purposes. An Investment Fund may, for example, sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of these techniques may be an integral part of an Investment Fund’s investment strategy and may involve certain risks. The Investment Funds may use leverage, which also entails risk. See “Types of Investments and Related Risks.”

The Investment Funds or the Company May Use Leverage. Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. The Company may borrow money in connection with investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or the Company will increase the volatility of returns.

There Are Special Tax Risks. Special tax risks are associated with an investment in the Company. The Company has elected to be treated, and intends to meet the requirements necessary to continue to qualify, as a “regulated investment company” or “RIC” under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). As such, the Company must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements imposed by Subchapter M. Each of these ongoing requirements for qualification for the favorable tax treatment for RICs require that the Company obtain information from the Investment Funds in which the Company is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, the Company retains an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds. The primary roles of the third-party service provider are to collect and aggregate information with respect to the Investment Funds’ holdings and to test the Company’s compliance with certain asset diversification requirements each quarter. The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless relies in substantial part on the service provider.

If before the end of any quarter of its taxable year, the Company believes that it may fail the Subchapter M asset diversification requirement, the Company may seek to take certain actions to avert such a failure. The Company may try to acquire additional interests in Investment Funds to bring itself into compliance with the Subchapter M asset diversification test. However, the action frequently taken by regulated investment companies to avert such a failure, the disposition of non-diversified assets, may be difficult for the Company to pursue because the Company may effect withdrawals from an Investment Fund only at certain times specified by the governing documents of the particular fund. While relevant provisions also afford the Company a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Company’s ability to effect a withdrawal from an Investment Fund referred to above may limit utilization of this cure period. There are two additional ways in which the Company may cure a diversification failure. In the event of a diversification failure, in general, the Company will be considered to have met the diversification test if either (i) in the case of a “de minimis” failure (as defined in the Code), the Company disposes of the non-diversified assets within six months of the end of the relevant quarter (or otherwise comes into compliance with the diversification test); or (ii) in the case of any other failure, as long as the failure is due to reasonable cause (and not willful neglect), the Company files with the Internal Revenue Service a schedule of the assets causing the failure and the Company disposes of the non-diversified assets within six months of the end of the relevant quarter (or otherwise comes into compliance with the diversification test), and the Company pays a tax equal to the greater of $50,000 or the amount of income generated by the non-diversified assets during the period the diversification test was failed multiplied by the highest tax rate. There can be no assurance that, if the Company fails to satisfy the Subchapter M asset diversification test, it will be able to avail itself of either of these two Code provisions.

If the Company fails to satisfy the Subchapter M asset diversification or other RIC requirements, it may lose its status as a regulated investment company under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the Shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to the recipients as dividend income to the extent of the Company’s current or accumulated earnings and profits. Accordingly, disqualification as a regulated investment company would have a material adverse effect on the value of the Company’s Shares and the amount of the Company’s distributions. See “Tax Aspects Under Subchapter M.”

The Shares Have Limited Liquidity. It is not anticipated that Shares will be listed on any securities exchange or traded in other markets, and Shares will be subject to substantial restrictions on transfer. Although the Company expects to offer to repurchase Shares of the

Company from the Shareholders from time to time, no assurance can be given that these repurchases will occur. There is, for example, the possibility that the Company’s holdings in especially illiquid assets (e.g., underlying Investment Funds that have suspended redemptions of their interests) may warrant limits, beyond those currently expected, to the Company’s planned program of Share repurchases. See “Types of Investments and Related Risks” and “Redemptions, Repurchases and Transfers of Shares.”

The Investment Funds Operate Independently of the Company and Are Largely Unregulated. The Investment Funds generally will not be registered as investment companies under the Investment Company Act and the Company, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the Investment Company Act to investors in registered investment companies. While the Adviser seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing an Investment Fund’s annual audited financial statements. Investment Funds often are not contractually or otherwise obligated to inform their investors, including the Company, of details surrounding their investment strategies. This means, for example, that if two or more of the Company’s Investment Funds were to invest significantly in the same company or industry, the Company’s investments could be “concentrated” in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration. In addition, the Company and the Adviser have no control over the Investment Funds’ investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas.

Investors May Be Able to Invest in the Investment Funds Directly at a Lower Cost than Investing Indirectly through the Company. An investor who meets the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that generally will be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through the Company, an investor bears a proportionate part of the asset-based fees and other expenses paid by the Company to the Adviser and other expenses of the Company, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Company as an investor in the Investment Funds.

The Fees of the Underlying Investment Managers Will Affect Performance and the Fee Arrangements of those Managers May Involve Special Risks. Each Investment Manager to which the Adviser allocates assets generally will charge the Company, as an investor in an underlying Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based compensation (either fees or in the form of profit

“allocations”). The asset-based fees of the Investment Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the performance compensation to the Investment Managers is generally expected to range from 10% to 25% of net profits annually. The receipt of performance compensation by an Investment Manager may create an incentive for an Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such incentive. In addition, because performance compensation will generally be calculated on a basis that includes unrealized appreciation of an Investment Fund’s assets, such compensation may be greater than if it were based solely on realized gains. Investment Managers may receive compensation for positive performance of an Investment Fund even if the Investment Fund’s overall returns are negative.

An Investment Manager to an Investment Fund will receive any performance compensation to which it is entitled, irrespective of the performance of the other Investment Funds and the Company generally. Thus, an Investment Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Investment Fund, and indirectly from the Company’s investors, even if the Company’s overall returns are negative. Investment decisions for the Investment Funds are made by the Investment Managers independently of each other and may conflict with each other. Consequently, at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund. Investing by Investment Funds in this manner could cause the Company to indirectly incur certain transaction costs without accomplishing any net investment result.

There Are Special Risks Related to Investments in the Investment Funds. Additional investments in, or withdrawals from, the Investment Funds may be made only at certain times specified in the governing documents of the Investment Funds (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Company). In addition, the Company may be subject to fees imposed on its withdrawals from the Investment Funds, especially with respect to “early withdrawals” made within a specified period of its initial investment in a particular Investment Fund. This means that withdrawals are likely to be more constrained during periods following any substantial reallocation among investments and/or significant new subscriptions for Shares.

To the extent holdings in an Investment Fund afford the Company no ability to vote on matters relating to the Investment Fund (which is typically the case), the Company will have no say in matters that could adversely affect the Company’s investment in the Investment Fund.

Investment Funds may be permitted to distribute securities in kind to investors, including the Company. Securities that may be received upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Company.

There May be Uncertainties in Valuation. The Company values its investments in Investment Funds at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, which may be subject to certain adjustments. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation.

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

All fair value determinations are based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. This is so notwithstanding that subsequent revisions or adjustments may be required. For example, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be “estimated” only, subject to revision through the end of each Investment Fund’s annual audit. Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed.

The Scale of the Adviser’s Capital Under Management May Affect the Company’s Investment Operations. As of May 31, 2020, the Adviser’s capital under management or advisement, including the Company, was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded). While the precise effects of scale and growth cannot be determined, there can be expected to be both benefits (e.g., greater visibility, access and commercial leverage when dealing with Investment Funds and service providers) and disadvantages. Growth in assets may result in limitations on investment opportunities otherwise desirable to the Company or may under certain circumstances result in decreased liquidity with respect to certain investment positions of the Company. Growth in assets also may require continuing investment in the resources and infrastructure deployed by the Adviser and other service providers to the Company. By contrast, declines in assets can require untimely dispositions of investments, reduce visibility and leverage in the marketplace, and potentially reduce resources for the Company’s Adviser and other providers.

Epidemic and Pandemic. The outbreak of the novel coronavirus disease 2019 (“COVID-19”) in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus increased around the world, many governments have reacted by instituting quarantines, restrictions on travel, bans on public events and on public gatherings, closures of a variety of venues (e.g., restaurants, concert halls, museums, theaters, schools and stadiums, non-essential stores, malls and other entertainment facilities), shelter-in-place orders or other restrictions on operations and businesses. On March 11, 2020, the World Health Organization publicly characterized COVID-19 as a pandemic. On March 13, 2020, the President of the U.S. declared the COVID-19 outbreak a national emergency. The U.S. federal government and U.S. state governments are continuing to implement a variety of actions to mobilize efforts to mitigate the ongoing and expected impact and the Center for Disease Control is implementing its pandemic preparedness and response plans, working on multiple fronts, including providing specific guidance on measures to prepare communities to respond to the local spread of COVID-19 throughout the U.S. Such actions have created disruption in global supply chains, and have adversely impacted a number of industries, such as transportation, hospitality and entertainment. The outbreak has triggered a period of global economic slowdown and is expected to continue having an adverse impact on economic and market conditions.

While, due to the evolving and highly uncertain nature of this event, it currently is not possible to estimate its impact precisely, the COVID-19 pandemic has and continues to impact the Company’s business, financial condition, results of operations, liquidity or prospects in a number of ways. For instance, the Company’s investment portfolio (and, specifically, the valuations of investment assets held by the Company) has been, and continues to be, adversely affected as a result of market developments from the COVID-19 pandemic and uncertainty regarding its outcome. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in U.S. or global economic conditions may also adversely affect the Company’s business, financial condition, results of operations, liquidity or prospects. Further, extreme market volatility may leave the Company and/or Investment Funds unable to react to market events in a prudent manner consistent with historical practices in dealing with more orderly markets.

BOARD OF DIRECTORS

The Company has a Board of Directors (each member a “Director” and collectively, the “Board of Directors” or the “Board”) that has overall responsibility for monitoring and overseeing the Company’s investment program, management and operations. Any vacancy on the Board of Directors may be filled by the remaining Directors, except to the extent the Investment Company Act requires the election of Directors by the Shareholders. A majority of the Directors are “Independent Directors” who are not “interested persons” (as defined by the Investment Company Act) of the Company or the Adviser. See “Management of the Company—Board of Directors” and “Voting.”

THE ADVISER	SkyBridge Capital II, LLC (“SkyBridge” or, in its capacity as investment adviser to the Company, the “Adviser”), a limited liability company formed under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Subject to the oversight of the Board of Directors, the day-to-day portfolio management, short-term cash management and operations of the Company are the primary responsibility of Raymond Nolte, Managing Partner and Co-Chief Investment Officer of the Adviser and an officer and Director of the Company, and Mr. Troy Gayeski, a Partner and Co-Chief Investment Officer of the Adviser. See “The Adviser” and “The Portfolio Managers.”

As of May 31, 2020, the Adviser’s capital under management or advisement, including the Company, was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded).

A discussion regarding the basis for the Board of Directors’ approval of the Company’s investment advisory agreement with the Adviser is available in the Company’s regular semi-annual report.

The Investment Advisory Agreement between the Company and the Adviser will continue in effect from year to year only if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors). The Investment Advisory Agreement also is terminable without penalty upon 60 days’ prior written notice by the Board of Directors to the Adviser and to the Shareholders, by vote of a majority, as defined by the Investment Company Act, of the outstanding voting securities of the Company, or by the Adviser upon 60 days’ prior written notice. See “Investment Adviser.”

ADMINISTRATORS

SkyBridge and BNY Mellon Investment Servicing (US), Inc. (“BNYM”), a corporation formed under the laws of the Commonwealth of Massachusetts, have each been appointed by the Company to provide certain administrative services to the Company (in such capacity, each an “Administrator” and, together, the “Administrators”). Under the terms of the administrative and investor services agreement entered into between the Company and SkyBridge, SkyBridge is responsible, directly or through its agents, for, among other things, certain compliance, board administration, regulatory, general business and operational matters. BNYM has been authorized by the Board of Directors, in the administration, accounting and transfer agent services agreement entered into between the Company and BNYM, to provide various administrative, transfer agency, accounting and investor services to the Company. Fees payable to the Administrators for these services, and reimbursement for out-of-pocket expenses, are paid by the Company out of the assets of the Company. See “Company Expenses” and “Administrators.”

CUSTODIAN	The Company has retained The Bank of New York Mellon, a corporation incorporated under the laws of the State of Delaware, to provide certain custodial and escrow services to the Company (in such capacity, the “Custodian”). Fees payable to the Custodian for these services, and reimbursement for the Custodian’s out-of-pocket expenses, are paid by the Company. See “Company Expenses” and “Custodian.”

COMPANY EXPENSES	The Adviser bears all of its own costs incurred in providing investment advisory services to the Company. The Company generally is not responsible for travel and other expenses related to the Adviser’s selection and monitoring of Investment Managers. See “Company Expenses.”

Expenses to be assumed by the Company (unless voluntarily assumed by the Adviser) include, without limitation: organizational expenses; fees and expenses associated with the registration of the Shares; all investment-related expenses, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Company’s account, such as direct and indirect expenses associated with the Company’s investments, and enforcing the Company’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, investment bankers, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes), fees and disbursements to any third-party vendors performing data aggregation and/or risk reporting services, fees and disbursements of any third-party vendor performing tax compliance services and, if applicable (e.g., in connection with its temporary or cash management investments or certain swap or other derivative transactions), brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; any non-investment-related interest expense; attorneys’ fees and disbursements associated with preparing and updating the Company’s Prospectus and preparing and reviewing subscription documents (with the Prospectus, the “Offering Materials”); broker-dealer expenses; fees and disbursements of any accountants engaged by the Company, and expenses related to the annual audit of the Company; fees and expense reimbursements paid to the two Administrators; recordkeeping, transfer, registration, insurance, finder’s, custody and escrow fees and expenses; an allocated portion of the Chief Compliance Officer’s compensation and benefit expense; certain technology costs including hardware and software; the costs of errors and omissions, directors’ and officers’ liability insurance and a fidelity bond; the Advisory Fee (defined below); the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders; the costs of tax return and reporting preparation, review and distribution to Shareholders; fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof; all costs and charges for equipment or services used in communicating information regarding transactions between the Adviser and any custodian or other agent engaged by or on behalf of the Company; and any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement.

In consideration of the administrative services provided by BNYM to the Company, the Company pays BNYM an annual administrative fee, payable monthly, calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels. The administrative fee with BNYM is equal to approximately .075% of the Company’s first $200 million of average net assets; .05% of the Company’s next $150 million of average net assets; and .03% of the Company’s average net assets in excess of $350 million.

In consideration of the administrative services provided by SkyBridge to the Company, SkyBridge is paid an annual administrative fee calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels. The annual administrative fee is equal to approximately .10% of the Company’s first $6 billion of average net assets, .09% of the Company’s next $0.5 billion of average net assets in excess of $6 billion, .08% of the Company’s next $1.5 billion of average net assets in excess of $6.5 billion, and .07% of the Company’s average net assets in excess of $8 billion.

The administrative fees with SkyBridge and BNYM, together with certain per-account charges payable to BNYM, are paid out of and reduce the Company’s net assets. The SkyBridge administrative fee is currently waived. Each Administrator is reimbursed for out-of-pocket expenses relating to services provided to the Company. See “Administrators.”

ADVISORY FEE	In consideration of the advisory services provided by the Adviser, the Company pays the Adviser a monthly fee of approximately 0.071%

(0.85% on an annualized basis) of its net assets (the “Advisory Fee”). The Advisory Fee is paid out of and reduces the Company’s net assets. In order to limit the ordinary expenses of the Company (excluding any Investment Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Company), the Adviser has agreed to waive part or all of the Advisory Fee (net of any compensation paid by the Adviser or its affiliates to the Placement Agents in connection with the placement of Shares or servicing of investors), or reimburse the Company in a corresponding amount, to the extent necessary to prevent the Company’s ordinary expenses from exceeding 1.50% per annum of its average monthly net assets. However, there can be no guarantee that the intended 1.50% per annum ratio can be maintained (e.g., it would be exceeded if the net Advisory Fee were waived and doing so nonetheless was insufficient to maintain that ratio). The fee waiver terms are discretionary, meaning they can be changed or discontinued, subject to notice to the Company’s Board of Directors. See “Advisory Fee.”

CONFLICTS OF INTEREST	The investment activities of the Adviser, the Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Company. SkyBridge engages in other asset management activities and, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Company or the Shareholders. See “Conflicts of Interest.” The Adviser is the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, another investment company registered under the Investment Company Act that follows a fund of hedge funds strategy similar to that of the Company. The Adviser is also the investment adviser to other investment funds and accounts that invest in hedge funds.

DISCLOSURE OF PORTFOLIO HOLDINGS	The Company publicly discloses its portfolio holdings periodically as required by the Investment Company Act. The Company also may make disclosures to persons or entities having a legitimate business purpose related to receipt of such information, subject to the requirement that if such information is made available more frequently than to the public it be subject at all times to appropriate protections against misuse. A more complete description of the Company’s policies and procedures with respect to the disclosure of information relating to the Company’s portfolio securities is available below under “Disclosure of Portfolio Holdings.”

SUBSCRIPTION FOR SHARES

Shares are offered at the Company’s net asset value per Share, and each Share subscribed for represents a capital investment in the Company in that amount. Each prospective investor must subscribe for a minimum initial investment of $25,000. Additional investments must be made in a minimum amount of $10,000. The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (as, for example, with respect to key employees, officers or directors of the Company, the Adviser or their affiliates). The Company or its designated agents may, in their discretion, cause the Company to repurchase a Shareholder’s entire interest in the Company (i.e., all Shares of the Company held by the Shareholder) if the Shareholder’s investment balance in the Company, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

The Company or its designated agents may accept initial and additional subscriptions for Shares as of the first business day of each calendar month (a “business day” being any day on which banks in New York City are not required or permitted to close), except that the Company may offer Shares more frequently as determined by it or its designated agents. Subscription documentation, however, must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). To assist the Company in meeting its “know your customer” obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (or with the Company’s Principal Underwriter), and are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription (which funds will be debited directly from such account by the relevant agent, on behalf of the Company, to fund the subscription). Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date (or, if any such date is not a business day, the immediately preceding business day). Although the Company or its designated agents, including the Principal Underwriter, may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds or subject to different timing than noted above, an investor may not become a Shareholder until cleared funds have been received. The Company and its designated agents, including the Principal Underwriter, reserve the right to reject any subscription for Shares and may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time.

Hastings Capital Group, LLC, an affiliate of the Adviser, serves as the Company’s Principal Underwriter with authority to sell Shares directly and to appoint Placement Agents to assist the Principal Underwriter in selling Shares.

ELIGIBILITY

Each prospective investor will be required to certify that the Shares subscribed for are being acquired directly or indirectly for the account of an “accredited investor” as defined in Regulation D under the 1933 Act. Investors who are “accredited investors” as defined in Regulation D (generally, individuals having a net worth of at least $1 million (not including the value of the primary residence as an asset nor indebtedness, up to such primary residence’s fair market value, secured by such primary residence as a liability,) or earning at least $200,000 in each of the past two years, entities having total assets of at least $5 million, entities all of whose beneficial owners are themselves accredited investors, banks, or savings and loan associations, etc.) are referred to in this Prospectus as “Eligible

Investors.” In addition, to assist the Company in meeting its “know your customer” obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Company’s Principal Underwriter). Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscription. The qualifications required to invest in the Company are summarized in a subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to this Prospectus.

TRANSFER RESTRICTIONS	Shares held by a Shareholder may be transferred only (1) by operation of law due to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder or (2) with the written consent of the Company or its designated agents, which consent may be withheld in its or their sole discretion. In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Company or its agents as to such matters as may reasonably be requested.

Transferees will not be allowed to become substituted Shareholders without the consent of the Company or its designated agents, which consent may be withheld in their sole discretion. A Shareholder who transfers Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Company or any Administrator in connection with the transfer. See “Redemptions, Repurchases and Transfers of Shares—Transfers of Shares.”

REDEMPTIONS AND REPURCHASES OF SHARES BY THE COMPANY	No Shareholder will have the right to require the Company to redeem his, her or its Shares. The Company may from time to time, as determined by the Board of Directors in its sole discretion, upon recommendation of the Adviser, offer to repurchase Shares, generally on a pro rata basis, pursuant to written tenders by Shareholders. Each such repurchase offer generally will apply to 10-20% of the net assets of the Company. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Company should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors. The Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders semi-annually (with Valuation Dates of March 31 and September 30 of a calendar year).

The Company has the right to repurchase Shares of Shareholders if the Company or its designated agents determines that the repurchase is in the best interests of the Company or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See “Redemptions, Repurchases and Transfers of Shares—No Right of Redemption” and “ —Repurchases of Shares.”

SUMMARY OF TAX ASPECTS	The Company has elected to be treated, and intends to meet the requirements necessary to continue to qualify, as a “regulated investment company” under Subchapter M of the Code. Certain requirements under Subchapter M and additional information regarding the Company’s tax treatment, which is substantially similar to that of many other publicly offered mutual funds, are described under the heading “Tax Aspects Under Subchapter M.”

As a regulated investment company under the Code, each year that the Company qualifies as a regulated investment company and distributes to its Shareholders generally at least 90% of its “investment company taxable income” (as defined in the Code, but without regard to the dividends paid deduction), it will pay no U.S. federal income tax on the earnings or net capital gain it distributes. This avoids a “double tax” on that income and net capital gain since holders of Shares normally will be taxed on the dividends and net capital gain they receive from the Company (unless their Company Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax). Tax-exempt U.S. investors will not derive unrelated business taxable income from an investment in Shares if they do not borrow to make the investment.

Because this tax treatment requires the Company to make certain annual distributions to Shareholders, the Company has established a program for the automatic reinvestment of these distributions in the Company. Under the program, when a Shareholder’s distribution is reinvested, additional Shares of the Company will be issued to that Shareholder in an amount equal in value to the distribution. Shareholders will be enrolled automatically in the reinvestment program unless they elect otherwise by contacting BNYM or the Shareholder’s representative at an approved Placement Agent (or the Shareholder’s representative at the Principal Underwriter in the case of accounts held there). See “Distribution Policy.” Amounts reinvested pursuant to this policy will be taxable to the Shareholders as dividends.

EMPLOYEE BENEFIT PLANS AND OTHER TAX-EXEMPT ENTITIES

If they are Eligible Investors, tax-exempt entities, including “employee benefit plans” within the meaning of, and subject to, Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and “plans” within the meaning of Section 4975 of the Code to which Section 4975 of the Code applies (including individual retirement accounts (“IRAs”) and “Keogh” plans), may purchase Shares. Because the Company is registered as an investment company under the Investment Company Act, the underlying assets of the Company’ will not be deemed to be “plan assets” (within the meaning of ERISA and the U.S. Department of Labor Regulation promulgated thereunder, as modified by Section 3(42) of ERISA) for purposes of the fiduciary responsibility or prohibited transaction rules of Title I of ERISA and Section 4975 of the Code, as such rules may apply to the operation of the Company. Thus, neither the Adviser or the Investment Managers should be considered fiduciaries subject to Title I of ERISA or Section 4975 of the Code with respect to the assets of the Company, solely as a result of such an employee benefit plan’s or plan’s investment in the Company. Prospective investors should consult their legal, tax and accounting advisers with respect to these matters. See “ERISA Considerations.”

REPORTS TO SHAREHOLDERS	The Company will furnish to Shareholders as soon as practicable after the end of each taxable year and calendar year such information as is required by law to assist the Shareholders in preparing their tax returns. The Company will send Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act. The Company’s most recent audited report preceding this Prospectus is for the fiscal year ended March 31, 2020. Shareholders also receive quarterly (or more frequent) reports regarding the operations of the Company. The Company will also furnish monthly account statements which include the most recent net asset value per Share of the Company to Shareholders.

TERM	The Company’s term is perpetual unless the Company is otherwise terminated under the terms of the LLC Agreement.

FISCAL YEAR	For accounting purposes, the Company’s fiscal year is the 12-month period ending each March 31.

SUMMARY OF FEES AND EXPENSES

The following table illustrates the direct and indirect fees and expenses that an investor may pay if the investor buys and holds Shares of the Company. The expenses shown in the following table are estimated and are based on those incurred in the fiscal year ended March 31, 2020, except as otherwise noted below. Such expenses should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown.

The Company is a “fund of hedge funds.” As such, like all hedge fund investors, the Company bears a pro-rata share of the fees and expenses, including performance-based compensation, of the hedge fund vehicles in which it invests. The caption “Acquired Fund Fees and Expenses” in the table below sets forth the Company’s pro-rata share of these indirect expenses; these indirect expenses are also reflected in the example following the table. The Acquired Fund Fees and Expenses can be considered to be incurred indirectly by the Shareholders of the Company but are not collected by or paid to the Adviser or the Company. The Acquired Fund Fees and Expenses are paid to, assessed and collected by the Investment Managers of those Investment Funds in which the Company invests and are common to all hedge fund investors.

SHAREHOLDER TRANSACTION FEES
Maximum sales load (percentage of offering price)	None
Maximum repurchase fee	None
ANNUAL EXPENSES (as a percentage of the Company’s net assets attributable to Shares)
Advisory Fee	0.85%
Interest Payments on Borrowed Funds	0.04%
Other Expenses(2)(3)	0.97%
Acquired Fund Fees and Expenses(1)	5.30%
Total Annual Expenses(3)	7.16%

(1)

The Acquired Fund Fees and Expenses represent fees collected and expenses assessed by the Investment Managers of the underlying Investment Funds. The figure shown is the Company’s pro-rata share of the fees and expenses of the Investment Funds in which the Company invested during the fiscal period ended March 31, 2020, as updated to reflect available data. This figure is based on the level of assets that were invested in each of the Investment Funds as well as on the fees and expenses, including incentive fees or allocations (“Performance Compensation”) paid to each Investment Fund during its most recent fiscal year. It should be noted that such historical fees (including Performance Compensation) may fluctuate over time and may be substantially higher or lower with respect to future periods. The asset based fees payable to the Investment Managers typically range from 1% to 3% (annualized) of the average net asset value of the hedge fund involved. Performance Compensation typically ranges from 10% to 25% of an Investment Fund’s net profits. The Acquired Fund Fees and Expenses can be considered to be incurred indirectly by the Shareholders of the Company but are not collected by or paid to the Adviser or the Company. The Acquired Fund Fees and Expenses are paid to, assessed and collected by the Investment Managers of those Investment Funds in which the Company invests and are common to all hedge fund investors. The Acquired Fund Fees and Expenses will not be subject to the expense limitation discussed under “Advisory Fee.”

(2)

“Other Expenses” include various expenses of the Company, and are based on actual expenses for the fiscal year ended March 31, 2020 (reflecting average net assets over that period and adjusted to take pro forma account of certain increases in expenses). It includes professional fees and other expenses that the Company will bear directly, custody fees and expenses, the fees payable by the Company to its two Administrators as well as certain expenses related to the offering. For SkyBridge, the annual administrative fee is equal to approximately .10% of the Company’s first $6 billion of average net assets, .09% of the Company’s next $0.5 billion of average net assets in excess of $6 billion, .08% of the Company’s next $1.5 billion of average net assets in excess of $6.5 billion, and .07% of the Company’s average net assets in excess of $8 billion.

The SkyBridge administrative fee is currently waived, see Note 3 below. For BNYM, the annual administrative fees equal approximately .075% of the Company’s first $200 million of average net assets, .05% of the Company’s next $150 million of average net assets, and .03% of the Company’s average net assets in excess of $350 million. Each Administrator is also reimbursed by the Company for out-of-pocket expenses relating to services provided to the Company. BNYM is also paid certain per-account charges.
(3)

This table does not reflect the application of the expense limitation discussed under “Advisory Fee.” Both Other Expenses and Total Annual Expenses would be lower if such expense limitation were applied. It should be noted that the figure shown under the caption “Total Annual Expenses” is different from the ratio of expenses to average net assets of the Company, which appears in this Prospectus under the heading “Financial Highlights.” This is because the Financial Highlights section of the Prospectus reflects only the actual operating expenses of the Company, i.e., without regard to Acquired Fund Fees and Expenses and without the pro forma adjustment noted above. The Financial Highlights section of the Prospectus also does not reflect the administrative services fee payable to the Adviser, which (although presently waived) is reflected in Other Expenses as a matter of completeness. Absent that fee, Other Expenses shown above would be 0.87%.

The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Shareholders will bear directly or indirectly. For a more complete description of the various fees and expenses of the Company, see “Company Expenses,” “Advisory Fee,” “Administrators” and “Subscriptions for Shares.”

EXAMPLE:

You would pay the following fees and expenses on a $25,000 investment (minimum initial investment) in the Company, assuming a 5% annual return:*

1 year	3 years	5 years	10 years
$1,790	$5,643	$9,892	$22,516

This example is based on the estimated fees and expenses set out above. It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Company may be greater or less than the hypothetical 5% return used in this example. A greater rate of return than that used in this example would increase certain fees and expenses paid by the Company.

*	On an investment of $1,000, the example would be as follows:

EXAMPLE:

You would pay the following fees and expenses on a $1,000 investment in the Company, assuming a 5% annual return:

1 year	3 years	5 years	10 years
$72	$226	$396	$901

FINANCIAL HIGHLIGHTS

The table below sets forth selected financial information that has been derived from and should be read in conjunction with the financial statements in the Company’s annual reports and the notes thereto, which are incorporated by reference into this Prospectus. For the fiscal years ended March 31, 2020, March 31, 2019, March 31, 2018, March 31, 2017, March 31, 2016, March 31, 2015, and March 31, 2014 the information in the tables below has been derived from the Company’s financial statements, which were audited by KPMG LLP (“KPMG”), the Company’s independent registered public accounting firm. KPMG’s most recent report is contained in the Company’s March 31, 2020 annual report. A copy of that annual report may be obtained without charge by contacting the Company at 527 Madison Avenue, 4th Floor, New York, New York 10022, or by calling (212) 485-3100.

SkyBridge G II Fund

For a Share outstanding throughout the period

	Year Ended March 31, 2020		Year Ended March 31, 2019		Year Ended March 31, 2018		Year Ended March 31, 2017		Year Ended March 31, 2016
Net Asset Value per Share, beginning of year:	$1,022.51		$1,028.00		$983.98		$925.14		$1,034.01
Income (loss) from investment operations:
Net investment loss*	(15.12)		(15.52)		(15.06)		(14.00)		(14.95)
Net realized and unrealized gain/(loss) on investments	(198.60)		44.52		101.30		88.09		(91.08)

Total from investment operations	(213.72)		29.00		86.24		74.09		(106.03)

Distributions from net investment income	(30.30)		(34.49)		(42.22)		(15.25)		(2.84)
Total Distributions	(30.30)		(34.49)		(42.22)		(15.25)		(2.84)

Net Asset Value per Share, end of year:	$778.49		$1,022.51		$1,028.00		$983.98		$925.14

Total Return	(21.60)%		2.89%		8.88%		8.05%		(10.27%)
Ratios/Supplemental Data:
Net assets, end of year	$97,934,363		$118,213,136		$84,953,611		$94,209,402		$114,433,458

Portfolio turnover	30.74	%(b)	30.00%		26.29%		41.51%		52.91%
Ratio of expenses to average net assets**	1.50	%(a)	1.50	%(a)	1.50	%(a)	1.50	%(a)	1.50	%(a)
Ratio of net investment loss to average net assets**	(1.49%)		(1.48%)		(1.50%)		(1.50%)		(1.50%)

The above ratios may vary for individual investors based on the timing of share transactions during the period.

(a)

The ratio of expenses includes management fee waiver and administration fee waiver in the amounts of $319,035 and $100,597, respectively, for the year ended March 31, 2020, $111,269 and $55,491 for the year ended March 31, 2019, $249,917 and $44,996 for the year ended March 31, 2018, $242,060 and $59,943, for the year ended March 31, 2017, $183,415 and $61,357 for the year ended March 31, 2016. Had the Company not included the waivers, the ratio of expenses to average Shareholders’ capital would have been 1.84%, 1.65%, 1.83%, 1.76%, and 1.70% for each of the above periods, respectively.

(b)	The portfolio turnover excludes ETF transactions, had ETF transactions been included, the portfolio turnover would be 35.98%.
*	Per Share data for income (loss) from investment operations is computed using the total of monthly income and expense divided by beginning of month Shares.
**

The ratios of expenses and net investment loss to average Shareholders’ capital do not include the impact of expenses and incentive allocations or incentive fees related to the underlying Investment Funds or the impact of any placement fees paid by the Shareholder.

	Year Ended March 31, 2015		Period from January 2, 2014 (commencement of operations) through March 31, 2014
Net Asset Value per Share, beginning of year/period:	$1,031.63		$1,000.00
Income (loss) from investment operations:
Net investment loss*	(16.05)		(6.27)
Net realized and unrealized gain from investments	34.49		37.90

Total income/(loss) from investment operations	18.44		31.63

Distributions from net investment income	(16.06)		—

Total distributions	(16.06)		—

Net Asset Value per Share, end of year/period:	$1,034.01		$1,031.63

Total return	1.81%		3.16	%(b)
Ratios/Supplemental Data:
Shareholders’ capital, end of year/period	$112,777,785		$26,531,886

Portfolio turnover	14.67%		2.63%
Ratio of expenses to average Shareholders’ capital**	1.50	%(c)	2.29	%(a),(c)
Ratio of net investment loss to average Shareholders’ capital**	(1.50%)		(2.29	%)(a)

The above ratios and total return may vary for individual investors based on the timing of capital transactions during the year/period.

(a)	Annualized.
(b)	Not Annualized.
(c)

The ratio of expenses includes management fee waiver and administration fee waiver in the amounts of $430,763 and $40,944, respectively. Had the Company not included the waivers, the ratio of expenses to average Shareholders’ capital would have been 2.06%.

*	Per share data of income (loss) from investment operations is computed using the total of monthly income and expense divided by beginning of month shares.
**

The ratios of expenses and net investment loss to average Shareholders’ capital do not include the impact of expenses and incentive allocations or incentive fees related to the underlying Investment Funds or the impact of any placement fees paid by the Shareholder.

Senior Securities

The following table sets forth certain information regarding the Company’s senior securities as of the end of each of the Company’s prior fiscal periods since the Company’s inception. The Company’s senior securities during this time period are comprised of a line of credit. The information regarding the Company’s senior securities have been audited by KPMG, whose unqualified report on such information is attached as an exhibit to the registration statement of which this prospectus is a part.

Year (1)	Total Amount Outstanding Exclusive of Treasury Securities	Asset Coverage Per $1,000 Loan Outstanding(2)	Involuntary Liquidating Preference Per Unit	Average Market Value Per Unit (Exclude Bank Loans)
As of May 31, 2020 (unaudited)	$0	$0	N/A	N/A
Year Ended March 31, 2020	$0	$0	N/A	N/A
Year Ended March 31, 2019	$0	$0	N/A	N/A
Year Ended March 31, 2018	$530,000.00	$161,289.83	N/A	N/A
Year Ended March 31, 2017	$500,000.00	$189,418.80	N/A	N/A
Year Ended March 31, 2016	$7,800,000.00	$15,670.96	N/A	N/A

(1)	The Company commenced operations on January 2, 2014. For the fiscal years March 31, 2014 through March 31, 2015, the Company did not have any senior securities.
(2)

Asset coverage per $1,000 of debt is calculated by subtracting the Company’s liabilities and indebtedness not represented by senior securities from the Company’s total assets, dividing the result by the aggregate amount of the Company’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

PERFORMANCE OF SIMILAR FUND MANAGED BY ADVISER

The Company commenced operations on January 2, 2014. Appendix B to this Prospectus contains performance information of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (“Series G”), a closed-end, non-diversified, management investment company registered under the Investment Company Act and managed by SkyBridge and its current portfolio managers, Mr. Raymond Nolte and Mr. Troy Gayeski. SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, which is often referred to in the marketplace as the “Series G Fund,” commenced investment operations on January 1, 2003 and is operated with substantially similar investment objectives, policies and strategies to those of the Company, except that the Company is expected to be less concentrated in its investment program (so that, while the Company may invest in a similar number of underlying positions, its investment in each generally will be more evenly allocated over time). Prior to June 2010, the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly known as Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) was Citigroup Alternative Investments LLC (“CAI”). In connection with SkyBridge’s acquisition of certain businesses from CAI in June 2010, SkyBridge replaced CAI as such Series G’s investment adviser, and all of the investment professionals responsible for the management of Series G, including Mr. Nolte, left CAI to join SkyBridge and continue the management of Series G. There were changes in the senior management and investment personnel and investment process of CAI in September 2005 when the tenure of the current portfolio management team commenced. It is not possible to know whether and to what extent performance returns were impacted by such changes.

The performance information of Series G in Appendix B does not represent the investment performance of the Company. The information is provided to illustrate the experience and historic investment results obtained by the SkyBridge’s personnel in managing a registered fund with investment objectives, policies and strategies that are substantially similar to that of the Company. Past performance is not a guarantee of future investment returns and, thus, the performance, and the information provided on Appendix B should not be viewed as indicative of the future investment performance of the Company. Prospective investors should carefully read the notes accompanying the performance information in Appendix B.

THE COMPANY

The Company, which is registered under the Investment Company Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on May 9, 2011. The Company’s principal office is located at 527 Madison Avenue, 4th Floor, New York, New York 10022, and its telephone number is (212) 485-3100. Under the LLC Agreement, the Company may issue one or more series of shares, but the Company presently does not expect to organize different series of shares.

Investment advisory services are provided by the Adviser, SkyBridge Capital II, LLC, a limited liability company organized under Delaware law, pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Company’s investment program and its management and operation is vested in the individuals who serve on the Board of Directors. See “Management of the Company—Board of Directors.”

USE OF PROCEEDS

The proceeds from the sale of Shares, net of fees and expenses, will be invested by the Company to pursue its investment program and objectives as soon as practicable, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Company, depending on the availability of attractive opportunities, market conditions and the amount raised. Pending the investment of the proceeds of any offering in Investment Funds pursuant to the Company’s investment objective and principal strategies, the Company may invest a portion of the proceeds of the offering, which may be a substantial portion, in short-term, high quality debt securities, money market securities, cash, or cash equivalents. In addition, the Company may maintain a portion of the proceeds in cash to meet operational needs. No assurance can be given that the Company will invest the proceeds in a timely manner, or if it does, that it will do so successfully. The Company may be prevented from achieving its objective during any time in which the Company’s assets are not substantially invested in accordance with its principal investment strategies.

STRUCTURE

The Company is a specialized investment vehicle that combines many of the features of an investment fund not registered under the Investment Company Act, often referred to as a “private investment fund,” with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that are often aggressively managed and that offer their securities privately without registration under securities laws in large minimum denominations to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships, are usually compensated through asset-based fees and performance-based compensation. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but often not performance-based) fees.

The Company is similar to a private investment fund in that the Company will be actively managed and Shares will be sold in specified minimum denominations solely to high net worth individual and institutional investors. In addition, the Investment Managers of the Investment Funds typically will be entitled to receive performance-based compensation. Unlike a private investment fund, however, the Company, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in the investment program of the Company. The Company is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without being subject to the limitations on the number of Eligible Investors faced by many of those funds.

While this Prospectus describes pertinent information about the Company, this Prospectus does not represent a contract between the Company and any Shareholder or any other party.

INVESTMENT PROGRAM

Investment Objective

The investment objective of the Company is to seek capital appreciation, and is classified as a “non-fundamental policy,” meaning (while no change is anticipated) it can be changed by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders. No assurance can be given that this investment objective will be achieved or that the Company will not lose money. As described below, the Company is a “fund of funds” that seeks absolute return over the long term, while providing diversification for the Shareholders by investing in Investment Funds managed by third-party Investment Managers who employ a variety of alternative investment strategies.

It is expected that Investment Funds in which the Company will invest have the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as “hedge funds,” the Company’s investment program can be referred to as a fund of hedge funds.

Through constructing a portfolio that is comprised of a number of Investment Funds, the Adviser seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a “non-diversified” investment company within the meaning of the Investment Company Act, the Adviser typically will limit the Company’s exposure to any one investment “strategy” to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase). For this purpose, a strategy is any one of the strategies described below under the heading “Investment Strategies” (i.e., to date, Statistical Arbitrage, Credit Sensitive Mortgage Backed Securities, Relative Value Credit, Prepayment Sensitive MBS, Diversified Structured Credit, Directional Equity, Event Driven Multi-Strategy, Relative Value Multi-Strategies, Discretionary Trading, Systematic Trading, Equity Market Neutral, Convertible Arbitrage, Fixed Income Arbitrage, Corporate Credit Event Driven, Distressed Securities, Merger Arbitrage/Special Situations and Event Driven Equity). The determination to categorize (or recategorize) a particular Investment Fund within one of these investment strategies is in the sole discretion of the Adviser, which also may choose to redefine, add or subtract strategy descriptions from time to time.

Investment Philosophy

Conventional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. Private, unregistered investment funds, however, are not subject to many of these limitations. The Adviser believes that the Company’s strategy of investing primarily in these types of investment funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

The Adviser believes a portfolio of Investment Funds can be assembled that capitalizes on both the potential lack of correlation among many Investment Funds and the lack of correlation of some alternative investment strategies with conventional long-only equity and fixed income strategies. A portfolio of alternative investment strategies may therefore produce capital appreciation more consistently and with less volatility than would most individual conventional or alternative investment strategies.

Because alternative investment strategies may be risky, the Adviser believes it is prudent for the Company generally to invest in these strategies through Investment Funds organized as limited partnerships or other limited liability investment vehicles. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of the Company by limiting the amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds or Investment Managers by entering into derivative transactions, such as total return swaps, options and forwards. See “Types of Investments and Related Risks—Investment Related Risks—Risks of Securities Activities” and “Types of Investments and Related Risks—Investment Related Risks—Swap Agreements.”

Investment Strategies

The Adviser intends to invest the assets of the Company in Investment Funds that employ a variety of alternative investment strategies. As noted above, the Investment Managers generally conduct their investment programs through Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) that have investors other than the Company. The Adviser seeks to employ a combination of a “top-down” and a “bottom-up” investment approach, with the goal of identifying attractive Investment Funds that fit into one or more investment “themes” identified by the Adviser. This opportunistic, theme-based approach will establish the focus of the Company’s investments, which is expected to change over time based on the Adviser’s research and market sentiment.

Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit or other margin or borrowing arrangements) for investment purposes. Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. Leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds but also may increase losses.

The Company may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. The Investment Company Act requires the Company, as a registered investment company, to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Company incurs the indebtedness (the “Asset Coverage Requirement”). This Asset Coverage Requirement means that the value of the Company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit applies to the Company and not to the Investment Funds.

The Company may also invest in Investment Funds that make use of “alternative data” and certain machine-assisted and/or artificial intelligence trading strategies. The potential for substantial direct and indirect legal and technical costs relating to responding to risks that may occur when invested in Investment Funds deploying these strategies are further discussed in “Other Risks” below.

Examples of the primary investment strategies that might be followed by the Investment Managers that the Adviser intends to consider with respect to the Company are described below:

Event Driven.  Event driven strategies involve investing in opportunities created by significant transactional events such as spin-offs, mergers and acquisitions, bankruptcies, recapitalizations and share buybacks. Strategies include: “Corporate Credit Event Driven,” “Credit Sensitive Mortgage Backed Securities,” “Diversified Structured Credit,” “Distressed Securities,” “Merger Arbitrage/Special Situations” and “Event Driven Equity.” Some Investment Managers classified as multi-strategy event driven use a combination of these strategies. Investment Managers may look for investment opportunities in the United States, international and global or emerging markets. Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “—Investment Objective.”

Corporate Credit Event Driven.  Corporate Credit Event Driven strategy encompasses a combination of investment processes targeting securities which experience a change in valuation due to corporate transactions including bankruptcy, emergence from bankruptcy, mergers, acquisitions, divestitures, stock buybacks, dividend issuance, major shifts in corporate strategy and other atypical events. Corporate Credit Event Driven strategies involve investing in an array of credit oriented instruments including: investment-grade corporate bonds, high-yield debt, bank debt and credit default swaps. Investors that trade credit can be long or short depending on their fundamental analysis. All credit instruments are susceptible to default, interest rate and liquidity risks.

Credit Sensitive Mortgage Backed Securities.  Credit Sensitive Mortgage Backed Securities strategy encompasses an investment process that primarily targets investments in securities collateralized by commercial and residential mortgages. Managers seek to generate superior risk-adjusted returns by selectively sourcing assets that are expected to benefit from current trends and have risk-mitigation qualities. These portfolios are generally actively traded and dynamically hedged, and seek to capture option-adjusted spread while staying relatively duration-neutral. It is expected that managers will utilize a loan-level collateral analysis, meaning a manager generally will assess the merits of investing in a particular instrument by directly analyzing the underlying mortgages and the properties that collateralize them. The manager’s approach may be based on their forecast of multiple home price and default and prepayment behavior paths.

Diversified Structured Credit.  Diversified Structured Credit strategy consists mainly of making researched investments in a diversified mix of structured credit instruments (e.g., residential and commercial mortgage-backed securities, as well as other asset-backed securities, collateralized loan obligations and collateralized debt obligations) and can consist of taking long and short positions in such structured credit instruments. The manager utilizes this long/short approach to try to minimize the volatility of returns and preserve investment capital by investing among various product categories (e.g., the structured credit instruments discussed above). Managers employing these strategies will generally aim to hedge interest rates and focus on extracting value from mispriced credit risk.

Distressed Securities.  Distressed securities strategies involve investments in obligations of companies experiencing financial difficulties, including companies which may be subject to or threatened with bankruptcy, reorganization or liquidity proceedings, companies in default on outstanding obligations to creditors and companies experiencing decreasing revenues or earnings and investments in securities that are priced at a higher premium over their counterparts that are perceived to be safer. Distressed securities strategies are not limited to a particular asset class; they are active in bonds, stocks, bank debt, trade claims, private placements, warrants, etc. Additionally, they may include asset-backed securities backed by other credit sensitive collateral such as credit cards receivables or manufactured housing or auto loans where managers pursue strategies focused on buying distressed or stressed tranches and at times hedging their exposures.

Merger Arbitrage/Special Situations.  Merger Arbitrage strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations. The Investment Manager will also consider other investment techniques designed to maximize profits and/or hedge against losses presented by the transaction. These techniques include short selling, options trading, trading in securities convertible into or exchangeable for the securities involved in the reorganization and investing in financial futures or other futures markets that the Investment Manager deems to be a potentially profitable investment strategy or hedge.

Event Driven Equity.  Event Driven Equity strategies opportunistically target companies undergoing a significant corporate transition in the form of a substantive reorganization (distressed or non-distressed), spin-off, merger, take-out, recapitalization, asset sale, change of control, dividend change or share buyback. Event Driven Equity strategies can be passive, “politely” activist, or, at times, hostile in nature. One of the key definitional points is that the strategy primarily focuses on the equity portion of the capital structure. Investment Managers may look for investment opportunities in the United States, international and global or emerging markets. Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “ —Investment Objective.”

Event Driven Multi-Strategy.  Event Driven Multi-Strategy managers use a combination of above-mentioned event driven strategies to diversify their sources of return.

Relative Value Arbitrage.  Relative value arbitrage strategies seek to take advantage of specific relative pricing anomalies, while also seeking to maintain minimal exposure to systematic market risk. This may, for example, be achieved by purchasing one security perceived by the Investment Manager to be undervalued, while selling short another security perceived by the Investment Manager to be overvalued. Relative value arbitrage strategies include: “Equity Market Neutral,” “Statistical Arbitrage,” “Relative Value Credit,” “Convertible Arbitrage,” “Fixed Income Arbitrage,” “Prepayment Sensitive MBS,” and “Relative Value Multi-Strategies.” Some Investment Managers classified as multi-strategy relative value arbitrage use a combination of the strategies. Investment Managers may look for investment opportunities in the United States, international and global or emerging markets. Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “ —Investment Objective.”

Equity Market Neutral.  Equity market neutral strategies seek to generate profits through the successful selection of equity securities while reducing the effects of market-wide or, in some cases, industry sector-wide price movements by simultaneously taking long and short positions in “matched” equities in approximately equal volumes.

Statistical Arbitrage.  Statistical arbitrage is a relative value, “systematic” (meaning largely automated) trading strategy that seeks to exploit short-term and long-term relationships among stock prices and volatility.

Relative Value Credit.  Relative Value Credit strategies seek to generate profits through the successful selection of credit securities with relative pricing discrepancies between securities within an issuer’s capital structure or between related instruments referencing an issuer or issuers where historical relationships are mis-priced and there is a catalyst for those to converge or diverge. This strategy also encompasses managers who trade credit on a fundamental basis using alpha generating long and short positions, while reducing the effects of market-wide or, in some cases, industry sector-wide price movements. The strategy also includes managers who are focused on the relative price discrepancies of trust preferred securities (“TruPS”) and TruPS collateralized debt obligations (“CDOs”) versus intrinsic value.

TruPS are hybrid junior debt securities of regulated bank holding companies that can pay either a fixed or floating rate of interest. They are considered hybrid securities because they have historically been treated as debt securities that can be considered as Tier I capital depending upon the particular financial institution’s complexity, scale, and the evolving regulatory landscape. Additionally, their coupon payments can be turned off for up to 5 years in order to improve the credit quality of the issuer. TruPS CDOs are collateralized debt obligations consisting of TruPS of regional and community banks.

Convertible Arbitrage.  Convertible Arbitrage strategies generally involve the simultaneous purchase and short sale of issues of the same issuer. Often, the arbitrage involves the purchase of a convertible bond issued by the issuer and the short sale of that issuer’s common stock. Convertible bonds are vulnerable to systematic risk, and, as to the issuers of the bonds selected for investment, there is risk of bankruptcy or significant credit risk. Investment Managers may also seek to either hedge out or take on additional credit risk and interest rate risk.

Fixed Income Arbitrage.  Investment Managers using fixed income arbitrage strategies analyze a variety of fixed income securities across several markets. These Investment Managers seek to exploit pricing inefficiencies between related fixed income securities, while neutralizing exposure to interest rate risk. Losses may be incurred from spread positioning due to price differentials. Fixed income arbitrage managers tend to utilize significant amounts of leverage, take both long and short positions, and employ options, futures and other derivative strategies. Investment Managers also may trade various mortgage securities which are primarily sensitive to prepayment behavior (prepayment sensitive mortgage-backed securities) and typically include securities backed by agency (i.e., “Fannie Mae,” “Freddie Mac” or “Ginnie Mae”) and jumbo prime collateral. “Jumbo prime collateral” refers to loans which are generally viewed as high quality but which are too large to be securitized through governmental-supervised programs like Fannie Mae, and thus tend to carry increased credit risk. Investment Managers also may trade various mortgage securities. These securities and their derivatives may further increase the leverage in the Investment Funds.

Prepayment Sensitive MBS.  Investment Managers may extract relative value through constructing their portfolios primarily from mortgage-backed securities which are sensitive to prepayment behavior (prepayment sensitive mortgage-backed securities). These typically include securities backed by agency (i.e., “Fannie Mae,” “Freddie Mac” or “Ginnie Mae”) and jumbo prime collateral.

Relative Value Multi-Strategies.  Relative Value Multi-Strategy managers use a combination of Relative Value strategies described above to diversify their sources of return.

Directional Equity.  Investment Managers using a directional or long/short equity strategy use their stock selection skills to identify companies that have the potential to perform well (the long portfolio) and those that are expected to do poorly (the short portfolio). Investment Managers seek to actively manage market exposure by shifting the allocation between long and short investments over time depending on stock selection opportunities and the Investment Manager’s outlook for the equity markets. Because the combined long/short portfolio generally will have long equity market exposure, it has the potential to generate attractive returns during rising equity markets, while the portion of the portfolio that is sold short could reduce losses during falling equity markets. Investment Managers may look for investment opportunities in the United States, international and global or emerging markets. Each of these markets constitutes a separate strategy for purposes of the strategy diversification test outlined above under the heading “ —Investment Objective.”

Directional Macro.  Directional Macro strategies include: “Discretionary Trading” and “Systematic Trading.” Successfully implementing a directional macro strategy requires well-developed risk management procedures, because directional macro Investment Managers often employ significant leverage. Investment Managers using such strategies may include commodity trading advisors that trade primarily futures, options on futures contracts and foreign exchange contracts. These Investment Managers may trade in diversified markets or focus on one market sector.

Discretionary Trading.  Investment Managers using this strategy seek to dynamically allocate capital to relatively short-term trading opportunities around the world. These Investment Managers implement both directional strategies (e.g., seeking to participate in rising and declining markets when the trend appears strong and justified by fundamentals) and relative value approaches (e.g., establishing long positions in undervalued instruments and short positions in related instruments believed to be overvalued) or in “spread” positions in an attempt to capture changes in the relationships between instruments.

Systematic Trading.  Systematic trading strategies generally rely on computerized trading systems or models to identify and capitalize on trends in financial and commodity markets. Their systematic approach is designed to allow Investment Managers to seek to take advantage of price patterns in a very large number of markets. The trading models may be focused on technical or fundamental factors or a combination of factors.

Investment Selection

The Adviser is responsible for the allocation of assets to various Investment Funds, subject to policies adopted by the Board of Directors.

The Adviser selects opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such Investment Funds while seeking to invest in compelling investment strategies and with promising Investment Managers. The Adviser does not intend to invest the assets of the Company according to predetermined allocations.

The Adviser has access to a number of hedge fund databases as well as market information sources. In addition, the Adviser has an active research program with internal analysts who specialize in various strategies. Specific sources for new managers include: industry contacts, referrals from existing Investment Managers, third-party databases, direct solicitations by Investment Managers and third-party marketing firms, introductions from prime brokers and industry conferences.

The Adviser receives information from a large number of Investment Funds each year. The Adviser meets with a diversified cross-section of these Investment Funds each year, but allocates assets to only a fraction of them. The Adviser continually looks to add to the pool of eligible Investment Funds that meet the Adviser’s due diligence requirements. This allows the Adviser to better rank and compare fund peers, which helps to facilitate the replacement of under-performing Investment Managers as well as identify attractive alternatives and new strategies.

Investment Manager Evaluations

The Adviser evaluates Investment Managers based on qualitative and quantitative analyses to seek to identify Investment Managers that have shown the ability to generate consistent skill-based returns (alpha) over time, while showing the ability to preserve capital by controlling drawdowns.

The Adviser initially assesses an Investment Manager through a combination of discussions, reviews of materials provided by the Investment Manager and on-site visits to the Investment Manager’s place of business. Once an Investment Manager has successfully passed the initial assessment, the Adviser conducts a comprehensive due diligence review of the Investment Manager, which includes the following components:

•

Investment Analysis. The Adviser combines qualitative and quantitative analyses intended to develop an understanding of an Investment Manager’s ability to generate returns. These analyses focus on an Investment Manager’s investment team, investment process, risk management and performance. An Investment Manager’s performance track record is examined for consistency and drawdown (i.e., loss) control versus a peer group of Investment Funds. In doing so, the Adviser analyzes the Investment Manager’s historical performance returns including its historical distribution of returns and drawdowns and relevant risk ratios and metrics.

•

Operational and Business Risk Analysis. The Adviser’s operational risk team employs a disciplined process intended to assess an Investment Manager’s ability to operate efficiently. The key components of this analysis include, but are not limited to, a review of key principals, organizational structure and terms of Investment Funds, mid/back office operations, valuation process, accounting practices and internal controls and procedures, cyber preparedness, disaster recovery plans and anti-money laundering policies.

Subject to the “Asset Coverage Requirements” of the Investment Company Act, the Adviser may cause the Company to employ leverage in order to fund repurchases of Shares or for other purposes. This is in addition to the leverage used by individual Investment Funds. Leverage, whether employed by the Company or its underlying Investment Funds, has the effect of increasing returns or losses, as well as volatility. The Adviser may increase or decrease the degree of leverage employed by the Company at any time, but will have no control over leverage employed by an Investment Fund other than with respect to any predetermined leverage limits that may have been agreed to by the Investment Fund. See “Types of Investments and Related Risks.”

The Adviser may allocate assets to Investment Funds following a wide variety of investment strategies, resulting in an asset mix held by the Investment Funds that may from time to time include, without limitation, currencies, commodity futures and options (subject to limitations described elsewhere in this Prospectus), non-U.S. dollar denominated instruments, short-term instruments (including U.S. Treasury securities and certificates of deposit), sovereign debt, public and privately placed (unlisted) equity, equity-related and debt securities of U.S. and non-U.S. corporations and investments in other investment funds.

The Adviser’s personnel have evaluated numerous Investment Funds representing many categories of alternative investments, utilizing various investment strategies. They also have experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of the Company, see “The Adviser.”

Portfolio Construction

The Adviser allocates assets among Investment Funds that, in its view, represent attractive investment opportunities in relation to the Company’s investment objective. The Adviser, however, will consider rebalancing the portfolio periodically to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views. There is no guarantee that any given Investment Fund will accept additional allocations of capital at the time the Adviser wishes to make such an additional allocation or at any time thereafter. Furthermore, any Investment Fund may return capital in whole or in part without the Company’s consent (as a result of the Investment Fund’s liquidation or other compulsory redemption).

The Adviser will typically endeavor to limit the exposure to any one type of investment strategy to less than 30% of the Company’s net assets (measured over time and subject to underlying Investment Funds’ liquidity constraints) and to limit investments in any one Investment Fund to less than 10% of the Company’s net assets (measured at the time of purchase). That said, the Adviser also employs an opportunistic, theme-focused investment program under which, at times, a substantial majority of the Company’s assets will be exposed to one or a limited number of investment themes. There is no guarantee, however, that the Company will be able to avoid substantial losses due to poor returns by one or more Investment Funds.

The Company often elects to invest in an Investment Fund’s non-voting securities and/or waive voting rights associated with the investment in their entirety. Such a limitation on voting rights is intended to ensure that an underlying Investment Fund not be deemed an “affiliated person” of the Company for purposes of the Investment Company Act, which may impose limits on the Company’s dealings with the Investment Fund. There are, however, other statutory tests of affiliation, and an Investment Fund may be deemed an “affiliated person” of the Company notwithstanding these limitations and/or these limitations may not achieve their purpose. Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Investment Fund. In addition, these requirements can limit the Company’s ability to make investments in investment funds that are smaller in size. See also “Offering Synopsis—Risk Factors—The Scale of the Adviser’s Capital Under Management May Affect the Company’s Investment Operations.”

As a general matter, the private Investment Funds in which the Company will invest, unlike public corporations or SEC-registered mutual funds, do not provide their shareholders with an ability to vote (except under quite limited circumstances). The Company’s practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Company’s operations. Nonetheless, it is possible these practices will prevent the Company from participating in voting on a particular issue to the maximum extent available to other shareholders. The Adviser, which makes any day-to-day decisions regarding these matters, considers this risk small relative to the flexibility realized by the Company and its shareholders in limiting Investment Company Act “affiliated person” concerns. The Company has not established specific written procedures relating to this process.

The trading and investment activity of Investment Funds in which the Company invests are not subject to the Company’s investment restrictions and, unless registered under the Investment Company Act, generally are not subject to any investment limitations under the Investment Company Act other than those applicable to private funds. The Company may invest temporarily in high-quality fixed income securities, money market instruments and money market funds or may hold cash or other cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

Risk Management and Monitoring of Investments

As noted above, unregistered investment funds typically have greater flexibility than conventional registered investment companies as to the types of securities unregistered funds may hold, the types of trading strategies they may use, and, in some cases, the extent to which they utilize leverage. The Investment Managers to the Investment Funds in which the Company invests will have full discretion, without the Company’s input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, partnership agreements or other governing documents of the Investment Funds. The Investment Funds generally are not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S. (including emerging markets), large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. See “Types of Investments and Related Risks.”

The Adviser employs an ongoing risk management process. Risk management with respect to portfolio construction will seek to achieve diversification across trading styles and investment strategies, asset classes and markets. The Adviser’s regular risk management review includes: (i) at a minimum, a monthly review of profit and loss reports and risk profiles for each Investment Manager; (ii) ongoing quantitative and qualitative monitoring of Investment Managers; and (iii) monitoring of drawdown (loss) levels, especially with respect to predetermined “trigger” points.

No risk-management process is fail-safe, and no assurance can be given that the Adviser’s risk management process will achieve its objective. From time to time, the Adviser may modify or change its risk management system.

The Adviser seeks to monitor the operations and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the investment strategy followed by the Investment Manager and prevailing market conditions. Although independently verifiable information about an Investment Funds’ operations and performance may not be available on more than an annual basis, the Adviser regularly intends to solicit such information from the Investment Managers and other sources as the Adviser deems necessary to properly assess the relative success or failure of each Investment Fund; there can be no assurance that the Adviser will be successful in obtaining any such information. In this regard, the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds. (The inability to negotiate any such arrangement with a specific Investment Fund will not, however, prevent the Adviser from considering that Investment Fund for investment.) Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

Based on the Adviser’s assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objective of the Company in light of changing market conditions or otherwise, the Adviser periodically will adjust allocations of the Company’s assets among Investment Funds. Rebalancing of the Company’s portfolio generally will be considered on a periodic basis. The Company may, however, reduce its investment in an Investment Fund only as permitted by the governing documents of the Investment Fund (or in such negotiated “side letter” or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of the Company), which may limit significantly the timing or size of permitted withdrawals or redemptions.

The investment program of the Company is speculative and entails substantial risks. No assurance can be given that the investment objective of the Company will be achieved or that substantial losses will not be incurred. In fact, certain investment practices to be employed by the Company and/or the Investment Managers can, in some circumstances, substantially increase any adverse impact on the Company’s investment portfolio. See “Types of Investments and Related Risks.”

TYPES OF INVESTMENTS AND RELATED RISKS

General

The value of the Company’s total net assets fluctuates in response to fluctuations in the value of the Investment Funds in which the Company invests, and the Company could sustain losses. An investment in the Company should only be made by investors who have sufficient capital to sustain the loss of their entire investment in the Company. Discussed below are certain of the investments expected to be made directly or indirectly by Investment Funds and the principal risks that the Adviser believes are associated with those investments. These risks will, in turn, have an effect on the Company.

Strategies and Related Risks

Relative Value Arbitrage Strategies.

Equity Market Neutral.  A market-neutral strategy requires both a long and short position. To the extent an Investment Manager is unable to maintain a balanced position because of trade execution delays, forced liquidations of short or leveraged positions due to losses or failure to “match” long and short positions, the strategy will not be market-neutral. In addition, to the extent that long and short positions are not matched by industry sectors, a sector-wide but not market-wide price move may result in market, as opposed to stock picking, losses. Unusual events specific to a particular company, which cause sudden changes in a specific company’s share valuation may also adversely affect historical price relationships between stocks, leading to losses in the strategy.

Statistical Arbitrage.  The success of the investment activities of an Investment Manager employing statistical arbitrage is heavily dependent on the mathematical models used by the Investment Manager in attempting to exploit short-term and long-term relationships among stock prices and volatility. Models that have been formulated on the basis of past market data may not be predictive of future price movements. The Investment Manager may select models that are not well suited to prevailing market conditions. Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models.

In the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

Unusual events specific to particular corporations and major events external to the operations of markets can cause extreme market moves that are inconsistent with the historic correlation and volatility structure of the market. Models also may have hidden biases or exposure to broad structural or sentiment shifts.

Quantitative trading strategies, including statistical arbitrage, are highly complex, and, for their successful application, require relatively sophisticated mathematical calculations and relatively complex computer programs. These trading strategies are dependent upon various computer and telecommunications technologies and upon adequate liquidity in the markets traded. The successful execution of these strategies could be severely compromised by, among other things, a diminution in the liquidity of the markets traded, telecommunications failures, power loss and software-related “system crashes.” Due to the high trading volume nature of statistical arbitrage the transaction costs associated with the strategy may be significant. In addition the “slippage” from entering and exiting positions may be significant and may result in losses.

Relative Value Credit.  Credit securities may be subject to a risk of an issuer’s default with respect to the payment of principal and/or interest on an instrument. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, credit risk may be affected by inadequacy of collateral or credit enhancement. Credit risk may change over the life of an instrument. Securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. Separately, relative value relationships may deviate from historical pattern and/or manager thesis and cause a downward valuation adjustment. Additionally, debt securities may be directly or indirectly affected by changes in interest rates environment.

TruPS and TruPS CDOs include those risks typically associated with debt securities and preferred securities, such as risk of default. Furthermore, since the issuer of the TruPS is generally able to turn off payments for up to five years without being in default, distributions may not be made for extended periods of time. Holders of TruPS generally have limited voting rights with respect to the activities of the trust and no voting rights with respect to the entity that established them. The market for TruPS may be limited due to restrictions on resale, and the market value may be more volatile than those of conventional debt securities. TruPS are generally issued by trusts or other special purpose entities established by banks or other financial institutions and are not a direct obligation of such entities.

Convertible Arbitrage.  The success of the investment activities of an Investment Manager involved in convertible arbitrage will depend on such Investment Manager’s ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that an Investment Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Investment Manager will seek to invest will reduce the scope for the Investment Manager’s investment strategies. In the event that the perceived mispricings underlying such Investment Manager’s positions fail to materialize as expected, the positions could incur a loss.

The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the short stock position does not correspondingly depreciate in value. While Investment Managers typically try to hedge interest rate risk via interest rate swaps and Treasuries, residual interest rate risk can adversely impact the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Investment Managers will decline in value if there is deterioration in the perceived credit quality of the issuer or a widening of credit spreads and this decline in value may not be offset by gains on the corresponding short equity position.

Convertible bond arbitrage portfolios are typically long volatility. This volatility risk is difficult to hedge since the strike price and often the maturity of the implied option are unknowns. A decline in actual or implied stock volatility of the issuing companies can cause premiums to contract on the convertible bonds. Convertible arbitrageurs are also exposed to liquidity risk in the form of short squeezes in the underlying equities or due to widening bid/ask spreads in the convertible bonds. Liquidity risk often can be exacerbated by margin calls since most arbitrageurs run leveraged portfolios. Convertible arbitrage strategies are also subject to risk due to inadequate or misleading disclosure concerning the securities involved. There have been cases where final prospectuses are different from drafts and important clauses are misinterpreted, both leading to significant losses for arbitrageurs. Also, in the absence of anti-dilution provisions in a convertible security, losses could occur in the event the underlying stock is split, additional securities are issued, a stock dividend is declared or the issuer enters into another transaction which increases its outstanding securities.

Fixed Income Arbitrage.  Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, commodity and financial futures, options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate, asset-backed and mortgage-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

Prepayment-Sensitive MBS.  Prepayment-sensitive mortgage-backed securities are subject to a variety of risk factors, such as the prevailing level of interest rates as well as economic, demographic, tax, social, legal and other risks. Generally, obligors tend to prepay their loans when prevailing interest rates fall below the interest rates on their loans. In general, “premium” securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments, and “discount” securities (securities whose principal or par amounts exceed market values) are adversely affected by slower than anticipated prepayments. While prepayment-sensitive MBS managers will endeavor to hedge interest-rates exposure and real estate exposure, the correlation between core instruments and hedges may vary, impacting effectiveness of hedges. Separately, there are very limited options for hedging regulatory risks.

Event Driven.  The Investment Funds may invest in companies involved in (or the target of) acquisition attempts or tender offers or companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Likewise, an Investment Fund’s investment may be in markets or companies in the midst of a period of economic or political instability. In any investment opportunity involving these types of business enterprises, there exist a number of risks, such as the risk that the transaction in which such business enterprise is involved will be unsuccessful, take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security or other financial instrument in respect of which such distribution is received. Similarly, if an anticipated transaction does not in fact occur, the Investment Fund may be required to sell its investment at a loss. Further, in any investment in an unstable political or economic environment, there exists the risk of default as to debt securities and bankruptcy or insolvency with respect to equity securities. Investment Funds in which the Company invests may invest in the securities of a company which is the subject of a proxy contest, anticipating that the resulting management may improve the company’s performance or effect a sale of either the company or its assets. If the incumbent management defeats such an attempt or if the incoming management is unable to achieve its anticipated results, the market price of the company’s securities will typically fall, which may cause the Investment Fund (and, as a result, the Company) to sustain a loss. Companies involved in acquisition attempts via proxy fight may be the subject of litigation. Such litigation typically involves significant uncertainties and may impose additional costs and expenses upon the company, the participating Investment Fund and (indirectly) the Company. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies or situations in which the Investment Fund may invest, there is a potential risk of loss by the Investment Fund of its entire investment in such companies.

In addition, the Company’s investments in certain Investment Funds with event-driven investment strategies may be subject to lock-up periods (sometimes of five years or more, intended to allow an Investment Fund flexibility to seek longer-term exposure to underlying company events). During a lock-up period, the Company may not be permitted to withdraw its investment or only may be able to do so with payment of a fee. As a result, the Company would need to weigh the potential benefits of such longer-term exposure against the risks of being locked up.

Corporate Credit Event Driven.  Corporate Credit Event Driven managers may invest in securities and other obligations of companies that are experiencing significant financial or business distress, including companies involved in bankruptcy, or other reorganization and liquidation proceedings. Acquired investments may include senior or subordinated debt securities, bank loans, promissory notes and other evidences of indebtedness, as well as accounts payable to trade creditors. Many of these securities and investments ordinarily remain unpaid unless and until the company reorganizes and/or emerges from bankruptcy proceedings, and as a result may have to be held for an extended period of time. Separately, there is no guarantee Corporate Credit Event Driven managers will correctly evaluate the nature and magnitude of the various factors that could affect the prospects for a successful reorganization or similar action.

Credit Sensitive Mortgage Backed Securities.  The yields, spreads, prepayment and default rates, average life, responses to changes in interest rates, credit availability and other variables of Credit Sensitive Mortgage Backed Securities are based upon a number of assumptions, such as prepayment, default and interest rates and changes in home prices, which may or may not be correct. These assumptions are usually derived from proprietary analytical models utilized by each respective manager, and such models are inherently imperfect and subject to a number of risks, including risks that the underlying data used by the models is incorrect, inaccurate or incomplete. Certain models make use of discretionary settings or parameters which can have a material effect on the output of the model. Credit Sensitive Mortgage Backed Securities markets have experienced periods of heightened volatility and reduced liquidity, and such conditions may re-occur. As such, these investments are subject to the risks discussed in “ —Investment Related Risks—Mortgage-Backed Securities” below as well as credit spread risk, which is a risk that investors will require higher yield premiums for the risk of holding Credit Sensitive Mortgage Backed Securities as well as default and severity risk, or the risk that default rates will increase and the severity of the loss in the case of default will be amplified by a drop in property values. Additionally, these strategies are subject to event risk and government policy risk.

Diversified Structured Credit.  Diversified Structured Credit strategy can be very complex and may be sensitive to, amongst other things, changes in interest rates and/or to prepayments (resulting in potential volatility of returns), high levels of credit enhancement/leverage within the credit structure, credit spread risk, as well as government policy risks. Further, there can be no assurance that a liquid market will exist in any structured credit instrument when a manager seeks to sell it. A manager may enter into hedging transactions to protect against interest rate movement, prepayment risk and the risk of increased foreclosures as a result of a decline in values of the underlying assets or other factors. However, no assurance can be made that such transactions will fully protect the Investment Funds against such risks, and it should be noted that hedging transactions involve risks different from those of the underlying securities.

Distressed Securities.  The Investment Funds may invest in securities of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type may involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by U.S. state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the U.S. Bankruptcy Court’s power to disallow, reduce, subordinate or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization will be unsuccessful (e.g., due to failure to obtain requisite approvals), will be delayed (e.g., until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect to which such distribution was made.

Merger Arbitrage.  Merger arbitrage investments generally could incur significant losses when anticipated merger or acquisition transactions are not consummated. There is typically asymmetry in the risk/reward payout of mergers—the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully. Mark-to-market losses can occur intra-month even if deals are not breaking and they may or may not be recouped upon successful deal closures. The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including: (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; (v) failed financings; and (vi) general market declines.

Merger arbitrage strategies also depend for success on the overall volume of merger activity, which historically has been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

Merger arbitrage positions also are subject to the risk of overall market movements. To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss. At any given time, arbitrageurs can become improperly hedged by accident or in an effort to maximize risk-adjusted returns. This can lead to inadvertent market-related losses.

Special Situations.  Special situation strategies entail making predictions about the likelihood that an event will occur and the impact such event will have on the value of a company’s securities, and there is no guarantee that such predictions will prove accurate. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the special situations manager had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization will be unsuccessful, delayed or will result in a distribution that will not make the investor whole.

Event Driven Equity.  The event-driven managers may invest in business enterprises involved in workouts, liquidations, reorganizations, bankruptcies and similar situations. Since there is substantial uncertainty concerning the outcome of transactions involving such business enterprises, there is a high degree of risk of loss. In addition, there can be no guarantee that a catalytic event anticipated by the manager will occur and have the impact that the manager predicted.

Directional Equity.  Directional Equity managers make their investments based on their views of individual securities fundamentals, technical trends and macro-economic environment, whether country specific or global of both. There is no assurance that the views will prove accurate; securities may lose value as a result of a downturn in any of the described factors. Separately, directional equity managers may incur losses if they are wrong about the timing of a certain market trend will realize, even if they are correct in terms of direction and if long positions underperform the shorts.

Directional Macro.  The funds that pursue directional macro strategy can express their directional views across a wide range of asset classes, including equities, fixed income, currencies and commodities, and may take both long and short positions in each of the asset classes and individual instruments, and shift exposures very fluidly based on their relative attractiveness. The leverage embedded in derivative instruments utilized may exacerbate losses should the directional views prove untimely or unfounded, and high turnover may lead to a lower predictability.

Systematic Trading.  Certain manager’s strategies require the use of systematic trading systems. As market dynamics (for example, due to changed market conditions and participants) shift over time, a previously highly successful trading system often becomes outdated or inaccurate, perhaps without the manager recognizing that fact before substantial losses are incurred. There can be no assurance that a manager will be successful in continuing to develop and maintain effective quantitative trading systems. Systematic trading systems also rely heavily on computer hardware and software, online services and other computer-related or electronic technology and equipment to facilitate the manager’s investment activities and may trade financial instruments through electronic trading or order routing systems. Electronic trading exposes such a manager, and therefore the Investment Fund, to the risk of system or component failure.

Discretionary Trading.  Reliance on a discretionary trading model and the manager’s decisions on size, timing of trades and diversity of portfolio holdings, and their judgment about the potential change in value of a particular option or security in which the Investment Funds invest, may prove to be incorrect and result in losses.

Event Driven Multi-Strategy.  Event-driven investing requires the manager to make predictions about the likelihood that an event will occur and the impact such event will have on the value of a company’s securities. If the event fails to occur or it does not have the effect foreseen, losses can result. For example, the adoption of new business strategies, a meaningful change in management or the sale of a division or other significant assets by a company may not be valued as highly by the market as the manager had anticipated, resulting in losses. In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. The manager’s evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, may prove incorrect and the Investment Funds return on the investment may be negative or the expected event may be delayed or completed on terms other than those originally proposed, which may cause the Company to lose money or fail to achieve a desired rate of return.

Relative Value Multi-Strategy.  Relative value strategies utilized in Investment Funds depend on the manager’s ability to identify unjustified or temporary discrepancies between the value of two or more related financial instruments and are subject to the risk that the manager’s evaluation of the relative price differential may be incorrect or may never be realized in the market price of the securities in which the Company invests.

Investment Related Risks

General Economic and Market Conditions.  The success of the Company’s activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Company’s investments. Unexpected volatility or illiquidity could impair the Company’s profitability or result in its suffering losses.

Highly Volatile Markets.  The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which an Investment Fund’s assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

Investments by the Investment Funds in corporate equity and debt securities, whether publicly traded or privately placed, are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser.

High Frequency Trading.  There has been an increased regulatory and Congressional focus on the structure of the U.S. equity markets over the last several years, and particularly since the so-called “flash crash” of May 6, 2010. The SEC, FINRA and the national securities exchanges have proposed, adopted or are in the process of implementing several initiatives aimed at addressing the oversight, integrity and resilience of the markets. The Investment Funds in which the Company invests may depend on the volume of trading and the integrity of the global capital markets in order to achieve liquidity and generate returns. Trading and clearing volumes are directly affected by economic, political and market conditions, broad trends in business and finance, unforeseen market closures or other disruptions in trading, the level and volatility of interest rates, inflation, changes in price levels of securities and the overall level of investor confidence. In recent years, trading and clearing volumes across the markets have fluctuated significantly depending on market conditions and other factors. Current initiatives being considered by regulators and governments, such as restrictions on algorithmic (high-frequency) trading, could have a material adverse effect on overall trading and clearing volumes. Declines in trading and clearing volumes may also impact the Investment Funds’ market share or pricing structures and adversely affect their business and financial condition.

Risks of Securities Activities.  All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that the Company’s investment activities will be successful or that Shareholders will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk associated with any investment decision made by the Investment Manager of such Investment Fund is increased. The following are some of the more significant risks that the Adviser believes are associated with the Investment Funds’ styles of investing:

Equity Securities.  Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See “Non-U.S. Securities.” Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. See “Smaller Capitalization Issuers.”

Bonds and Other Fixed Income Securities.  Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities (“U.S. Government securities”) or by a non-U.S. government (often referred to as “sovereign debt”); municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer’s inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

Investment Funds may invest in both investment grade and non-investment grade (commonly referred to as junk bonds) debt securities. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

Real Estate Investment Trusts.  Investment Funds may be or invest in pooled real estate investment funds (so-called “real estate investment trusts” or “REITs”) and other real estate-related investments such as securities of companies principally engaged in the real estate industry. In addition to REITs, companies in the real estate industry and real estate-related investments may include, for example, entities that either own properties or make construction or mortgage loans, real estate developers and companies with substantial real estate holdings. Each of these types of investments is subject to risks similar to those associated with direct ownership of real estate. Factors affecting real estate values include the supply of real property in particular markets, overbuilding, changes in zoning laws, casualty or condemnation losses, delays in completion of construction, changes in real estate values, changes in operations costs and property taxes, levels of occupancy, adequacy of rent to cover operating expenses, possible environmental liabilities, regulatory limitations on rent, fluctuations in rental income, increased competition and other risks related to local and regional market conditions. The value of real-estate-related investments also may be affected by changes in interest rates, macroeconomic developments and social and economic trends. For instance, during periods of declining interest rates, certain mortgage REITs may hold mortgages that the mortgagors elect to prepay, which prepayment may diminish the yield on securities issued by those REITs. REITs are also subject to the risk of fluctuations in income from underlying real estate assets, poor performance by the REIT’s manager and the manager’s inability to manage cash flows generated by the REIT’s assets, prepayments and defaults by borrowers, self-liquidation and adverse changes in the tax laws. Some REITs have relatively small market capitalizations, which can tend to increase the volatility of the market price of their securities.

Mortgage-Backed Securities.  Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect the Company in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster-than-expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses. In recent periods, a significant portion of total assets have been allocated to Investment Funds following strategies dependent on movements in the mortgage-backed securities markets.

The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities, which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market’s perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

Mortgage-backed securities are subject to varying degrees of credit risk, depending on whether they are issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government) or by non-governmental issuers. Securities issued by private organizations may not be readily marketable, and since the deterioration of worldwide economic and liquidity conditions that became acute in 2008, mortgage-backed securities became subject to greater liquidity risk. These conditions may occur again. Also, government actions and proposals affecting the terms of underlying home loans, changes in demand for products (e.g., automobiles) financed by those loans, and the inability of borrowers to refinance existing loans (e.g., sub-prime mortgages), have had, and may continue to have, adverse valuation and liquidity effects on mortgage-backed securities. Although liquidity of mortgage-backed securities has improved recently, there can be no assurance that in the future the market for mortgage-backed securities will continue to improve and become more liquid. In addition, mortgage-backed securities are subject to the risk of loss of principal if the obligors of the underlying obligations default in their payment obligations. The risk of defaults associated with mortgage-backed securities is generally higher in the case of mortgage-backed investments that include sub-prime mortgages.

Other Asset-Backed Securities.  Similar to mortgage-backed securities, other types of asset-backed securities may be issued by agencies or instrumentalities of the U.S. government (including those whose securities are neither guaranteed nor insured by the U.S. government), foreign governments (or their agencies or instrumentalities) or non-governmental issuers. These securities include securities backed by pools of automobile loans, educational loans, home equity loans and credit-card receivables. The underlying pools of assets are securitized through the use of trusts and special purpose entities. These securities may be subject to risks associated with changes in interest rates and prepayment of underlying obligations similar to the risks of investment in mortgage-backed securities described immediately above. The risk of investing in asset-backed securities becomes increased when performance of the various sectors in which the assets underlying asset-backed securities are concentrated (e.g., auto loans, student loans, sub-prime mortgages and credit card receivables) become more highly correlated.

Payment of interest on asset-backed securities and repayment of principal largely depends on the cash flows generated by the underlying assets backing the securities and, in certain cases, may be supported by letters of credit, surety bonds or other credit enhancements. The amount of market risk associated with asset-backed securities depends on many factors, including the deal structure, the quality of the underlying assets, the level of credit support, if any, and the credit quality of any credit-support provider. Asset-backed securities involve risk of loss of principal if obligors of the underlying obligations default in payment of the obligations and the defaulted obligations exceed the securities’ credit support. The obligations of issuers (and obligors of underlying assets) also are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. In addition, the existence of insurance on an asset-backed security does not guarantee that principal and/or interest will be paid because the insurer could default on its obligations.

The market value of an asset-backed security may be affected by the factors described above and other factors, such as the availability of information concerning the pool and its structure, the creditworthiness of the servicing agent for the pool, the originator of the underlying assets or the entities providing the credit enhancement. The market value of asset-backed securities also can depend on the ability of their servicers to service the underlying collateral and is, therefore, subject to risks associated with servicers’ performance. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying collateral (e.g., failure to properly document a security interest in the underlying collateral) may affect the rights of the security holders in and to the underlying collateral. In addition, the insolvency of entities that generate receivables or that utilize the underlying assets may result in a decline in the value of the underlying assets as well as costs and delays.

Certain types of asset-backed securities may not have the benefit of a security interest in the related assets. For example, many securities backed by credit-card receivables are unsecured. In addition, an Investment Fund may invest in securities backed by pools of corporate or sovereign bonds, bank loans made to corporations, or a combination of these bonds and loans, many of which may be unsecured (commonly referred to as “collateralized debt obligations” or “collateralized loan obligations”). Even when security interests are present, the ability of an issuer of certain types of asset-backed securities to enforce those interests may be more limited than that of an issuer of mortgage-backed securities and the volume of underlying obligations may make it impracticable to recover collateral for the abatement of losses. In addition, certain types of asset-backed securities may experience losses on the underlying assets as a result of certain rights provided to consumer debtors under federal and state law.

Collateralized Debt Obligations.  Investment Funds may invest in CDOs, which include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”) and other similarly structured securities. The cash flows from these trusts are split into two or more portions, called tranches, which vary in risk and yield. The riskier portions are the residual, equity and subordinate tranches, which bear some or all of the risk of default by the bonds or loans in the trust, and therefore protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CBO trust or CLO trust typically has higher ratings and lower yields than its underlying securities, and can be rated investment grade. Despite the protection from the riskier tranches, senior CBO or CLO tranches can experience substantial losses due to actual defaults (including collateral default), the total loss of the riskier tranches due to losses in the collateral, market anticipation of defaults, fraud by the trust and the illiquidity of CBO or CLO securities.

The risks of an investment in a CDO largely depend on the type of underlying collateral securities and the tranche in which an Investment Fund invests. Investment Funds may invest in any tranche of a CBO or CLO. Typically, CBOs, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, an Investment Fund may characterize its investments in CDOs as illiquid, unless an active dealer market for a particular CDO allows the CDO to be purchased and sold in Rule 144A transactions. CDOs are subject to the typical risks associated with debt instruments discussed elsewhere in this Prospectus, including interest rate risk (which may be exacerbated if the interest rate payable on a structured financing changes based on multiples of changes in interest rates or inversely to changes in interest rates), default risk, prepayment risk, credit risk, liquidity risk, market risk, structural risk and legal risk. Additional risks of CDOs include: (i) the possibility that distributions from collateral securities will be insufficient to make interest or other payments, (ii) the possibility that the quality of the collateral may decline in value or default, due to factors such as the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets, (iii) market and liquidity risks affecting the price of a structured finance investment, if required to be sold, at the time of sale and (iv) if the particular structured product is invested in a security in which an Investment Fund is also invested, this would tend to increase the Investment Fund’s overall exposure to the credit of the issuer of such securities, at least on an absolute, if not on a relative basis. In addition, due to the complex nature of a CDO, an investment in a CDO may not perform as expected. An investment in a CDO also is subject to the risk that the issuer and the investors may interpret the terms of the instrument differently, giving rise to disputes.

Non-U.S. Securities.  Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (collectively known as “ADRs”), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund’s foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies.

The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

An Investment Fund may enter into forward currency exchange contracts (“forward contracts”) for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to “lock in” the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund’s existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund’s non-U.S. securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund’s investment objective, such as when the Investment Manager of an Investment Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund’s investment portfolio. Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

Smaller Capitalization Issuers.  Investment Funds may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

Non-Diversified Status.  Because the Company is a “non-diversified” investment company for purposes of the Investment Company Act, the limitations under the Investment Company Act on the percentage of the Company’s assets that may be invested in the securities of any one issuer do not apply (although the diversification rules under Subchapter M of the Code do apply). The Company’s net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such diversification standards. The Company will, however, endeavor to limit investments in any single Investment Fund to 10% of the Company’s net assets (measured at the time of purchase). The Adviser believes that this approach will help to reduce the Company’s overall investment risk.

Leverage.  Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. As noted below, unlike the Company, the Investment Funds are not subject to limitations under the Investment Company Act with respect to the use of leverage. The Company may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of

Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or the Company will increase the volatility of returns.

Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security’s value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return of an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of investments held by the Investment Funds. Global regulators are reviewing the use of leverage by hedge funds and may implement new reporting frameworks or even measures designed to limit leverage. While uncertain, any such change can be presumed to reduce Investment Fund returns over time.

In the event that an Investment Fund’s equity or debt instruments decline in value, the Investment Fund could be subject to a “margin call” or “collateral call,” under which the Investment Fund must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund’s assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

The Investment Company Act requires a registered investment company to satisfy an Asset Coverage Requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness. This Asset Coverage Requirement means that the value of the investment company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit applies to the Company and not to the Investment Funds, and accordingly the Company’s portfolio may be exposed to the risk of highly leveraged investment programs in certain Investment Funds and the volatility of the value of Shares may be great.

These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

The Company currently maintains a credit facility (the “Facility”) with The Bank of New York Mellon (“BONY”), which also acts as the Custodian and is an affiliate of an Administrator. The Company has granted a security interest over a custody account held by the Company with BONY and all securities, financial assets, instruments, cash and other property in or credited to such custody account as well as all rights of the Company related to any of the foregoing (collectively, the “Collateral”) to the lender to secure its obligations under the Facility. The Facility will not be committed and may be withdrawn or required to be prepaid by the lender at any time. In the event that the Company does not repay the Facility on demand (if the Facility is withdrawn), at maturity or upon the occurrence of an event of default, the lender shall be entitled to foreclose on its security interest in the Collateral and force a sale or redemption of all or a portion thereof.

Short Sales.  An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager’s view, the security is over-valued. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund’s portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund’s short position will be available for purchase. The SEC and other U.S. and non-U.S. regulatory authorities have imposed, and may impose in the future, restrictions on short selling, either on a temporary or permanent basis. Such restrictions may include placing limitations on specific companies and/or industries with respect to which an Investment Fund may enter into short positions, and may hinder an Investment Fund in, or prevent it from, implementing its investment strategies, and may negatively affect performance.

Reverse Repurchase Agreements.  Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund’s simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of an Investment Fund’s investment portfolio.

Purchasing Initial Public Offerings.  The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer and limited operating history of the issuer. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

Special Investment Instruments and Techniques.  Investment Funds may utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund’s investment objective. The Adviser, on behalf of the Company, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

This Prospectus contains extensive disclosures relating to the risks and opportunities presented by various types of derivative instruments, including futures, swaps and options. While these instruments can be significant components of the investment programs of the Investment Funds in which the Company invests and may indirectly affect the performance of the Company, it is presently contemplated that the Company will not enter directly into derivatives transactions to a significant degree.

Derivatives.  The Company, and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions (“Derivatives”). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or the Company can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or the Company as a whole. Derivatives permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk to which an investment portfolio is exposed in much the same way as an Investment Manager or the Adviser can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or the Company. The Adviser’s use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

If an Investment Fund or the Company invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may reduce the return of the Investment Fund or the Company or result in a loss. An Investment Fund or the Company also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund or the Company is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives. Furthermore, when seeking to obtain short exposure by investing in Derivatives, an Investment Fund or the Company may be subject to regulatory restrictions as discussed in “Investment Related Risks—Short Sales” above.

Options and Futures.  The Company and the Investment Funds may utilize options and futures contracts and so-called “synthetic” options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, the Company’s or the Investment Fund’s portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, the Company or an Investment Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

The Company and the Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Company or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

The Company and the Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Company or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

The Company and the Investment Funds may enter into futures contracts on U.S. exchanges or on exchanges located outside the United States. Non-U.S. exchanges may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. exchanges, however, may have greater risk potential than U.S. exchanges. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and the Company or an Investment Fund could incur losses as a result of those changes. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges between non-U.S. counterparties is not regulated by the CFTC and may not be subject to any comparable form of regulation.

Engaging in transactions in futures contracts involves risk of loss to the Company or the Investment Fund that could adversely affect the value of the Company’s net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Company or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

The Company and the Investment Funds may, pursuant to government regulations or rules of futures exchanges or boards of trade, be subject to limits on the size of positions that they may take in particular futures contracts, which would hinder the Company or the Investment Fund from achieving its investment objective.

Asset Segregation.  Positions of the SEC and its staff may require the Adviser to segregate or earmark permissible liquid assets in connection with the Company’s futures, forwards, options, swaps and commodities transactions (if any) so that the amount so segregated or earmarked, plus the amount of initial and variation margin held, equals the mark-to-market value of the derivatives transaction. The segregation of these assets (if any) would have the effect of limiting the Adviser’s ability otherwise to invest those assets.

CFTC Regulation.  Futures and related options transactions must constitute permissible transactions pursuant to regulations promulgated by the CFTC. The Adviser is registered with the CFTC as a commodity pool operator (“CPO”) and is exempt from registration with the CFTC as a commodity trading advisor. Under the CFTC’s “harmonization” rules with respect to CPOs of registered investment companies, the Adviser generally is not subject to the CFTC’s CPO recordkeeping, reporting and disclosure requirements with respect to the Company. The Adviser and the Company instead are permitted, and intend, to comply with customary SEC rules applicable to registered investment companies under what the CFTC’s harmonization rules term a program of “substituted compliance.” Certain filings still are required with the CFTC.

Derivatives on Securities Indices.  The Company or an Investment Fund may purchase and sell futures, options, swaps or other derivatives on stock indices for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Company or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of such derivatives will be subject to the Adviser’s or an Investment Manager’s ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks. Stock indices with respect to which the Company or an Investment Fund has purchased or sold a derivative may be subject to trading disruptions, temporary suspensions, cancellation or modification, which may hinder the Company or the Investment Fund from achieving its investment objective.

Warrants and Rights.  Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. Warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

Swap Agreements.  The Company or an Investment Fund may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if the Company or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index.

Most swap agreements entered into by the Company or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a “net basis.” Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Company or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Company’s or the Investment Fund’s risk of loss consists of the net amount of payments that the Company or the Investment Fund contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund (or other account managed by the Investment Manager) the Company otherwise could not invest directly, perhaps because of its investment minimum, or its unavailability for direct investment, the Company may enter into swap agreements under which the Company may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund (or other account managed by the Investment Manager) over a stated time period. The Company may seek to achieve the same investment result through the use of other Derivatives and structured investments in similar circumstances. Legislation or regulatory requirements may be enacted or developed in the future which may have the effect of limiting or completely restricting the Company’s ability to use such derivative instruments or increasing compliance costs for the Company. Limits or restrictions imposed on counterparties with which the Company engages in derivative transactions could also prevent the Company from using these instruments. Also, the U.S. federal income tax treatment of swap agreements and other Derivatives as described above may be unclear. Swap agreements and other Derivatives used in this manner may be treated as a “constructive ownership transaction” with respect to the reference property, which may result in a portion of any long-term capital gain being treated as ordinary income. See “Tax Aspects Under Subchapter M—Tax Treatment of Investments.”

Lending Portfolio Securities.  Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities’ collateral. A substitute dividend payment received in a stock lending transaction will not qualify for the preferential tax rates that apply to “qualified dividend income” for non-corporate taxpayers. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

Exchange-Traded Funds.  While the Company seeks to implement its objectives principally through investing in Investment Funds managed by third-party Investment Managers that employ a variety of alternative investment strategies, there at times will be opportunities to access or implement alternative investment strategies through SEC-registered investment companies. At present, these are expected principally to be ETFs.

ETFs are investment companies or special purpose trusts whose primary objective is to achieve the same rate of return as a particular market index or commodity while trading throughout the day on an exchange. Most ETF shares are sold initially in the primary market in units of 50,000 or more (“creation units”). A creation unit represents a bundle of securities (or other assets) that replicates, or is a representative sample of, the ETF’s holdings and that is deposited with the ETF. Once owned, the individual shares comprising each creation unit are traded on an exchange in secondary market transactions for cash. The secondary market for ETF shares generally allows them to be readily converted into cash, like commonly traded stocks. The combination of primary and secondary markets is intended to permit ETF shares to be traded throughout the day close to the value of the ETF’s underlying holdings. The Company would purchase and sell individual shares of ETFs in the secondary market. These secondary market transactions require the payment of commissions.

ETF shares are subject to the same risks as those of registered investment companies more generally, as described below. Furthermore, there may be times when the exchange halts trading, in which case the Company would be unable to sell the shares until trading is resumed. In addition, because ETFs often invest in a portfolio of common stocks and “track” a designated index, an overall decline in stocks comprising an ETF’s benchmark index could have a greater impact on the ETF and investors than might be the case in an investment company with a different portfolio. Losses also could occur if the ETF is unable to replicate the performance of the chosen benchmark index. ETFs tracking the return of a particular commodity (e.g., gold or oil) are exposed to the volatility and other financial risks relating to commodities investments.

Other risks associated with ETFs include the possibility that: (i) an ETF’s distributions may decline if the issuers of the ETF’s portfolio securities fail to continue to pay dividends; (ii) thin trading or other trading anomalies could cause the price of an ETF’s shares to move unexpectedly and at times without regard to the value of the underlying assets and (iii) under certain circumstances, an ETF could be terminated. Should termination occur, the ETF could have to liquidate its portfolio when the prices for those assets are falling. In addition, inadequate or irregularly provided information about an ETF or its investments could expose investors in ETFs to unknown risks.

The Company also may invest in other registered investment companies. Under applicable law, the Company generally may invest up to 10% of its total assets in shares of other investment companies and up to 5% of its total assets in any one investment company (in each case measured at the time of investment), as long as no investment represents more than 3% of the outstanding voting stock of the acquired investment company at the time of investment. These percentage restrictions do not apply to the Company’s investments in Investment Funds that are not registered investment companies.

Investment in another investment company may involve the payment of a premium above the value of the issuer’s portfolio securities, and is subject to market availability. In the case of a purchase of shares of such a company in a public offering, the purchase price may include an underwriting spread. As a shareholder in any investment company (whether private or SEC-registered), the Company would bear its ratable share of that investment company’s expenses, including its advisory and administration fees. At the same time, the Company would continue to pay its own advisory fees and other expenses.

Exchange-Traded Notes.  Investment Funds may invest in exchange-traded notes (“ETNs”). ETNs are generally notes representing debt of the issuer, usually a financial institution. ETNs combine both aspects of bonds and ETFs. An ETN’s return is based on the performance of one or more underlying assets, reference rates or indexes, minus fees and expenses. Similar to ETFs, ETNs are listed on an exchange and traded in the secondary market. However, unlike an ETF, an ETN can be held until the ETN’s maturity, at which time the issuer will pay a return linked to the performance of the specific asset, index or rate (“reference instrument”) to which the ETN is linked minus certain fees. ETNs do not make periodic interest payments, unlike regular bonds, and their principal is not protected.

The value of an ETN may be influenced by, among other things, time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, the performance of the reference instrument, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the reference instrument. An ETN that is tied to a reference instrument may not replicate the performance of the reference instrument. ETNs also incur certain expenses not incurred by their applicable reference instrument. Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price.

Levered ETNs are subject to the same risk as other instruments that use leverage in any form. While leverage allows for greater potential return, the potential for loss is also greater. Finally, additional losses may be incurred if the investment loses value because, in addition to the money lost on the investment, the loan still needs to be repaid.

Because the return on the ETN is dependent on the issuer’s ability or willingness to meet its obligations, the value of the ETN may change due to a change in the issuer’s credit rating, despite no change in the underlying reference instrument. The market value of ETN shares may differ from the value of the reference instrument. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the assets underlying the reference instrument that the ETN seeks to track.

There may be restrictions on the Investment Fund’s right to redeem its investment in an ETN, which are generally meant to be held until maturity. The Investment Fund’s decision to sell its ETN holdings may be limited by the availability of a secondary market. An investor in an ETN could lose some or all of the amount invested.

When-Issued and Forward Commitment Securities.  Investments Funds or the Adviser on behalf of the Company may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to their delivery. When-issued securities and forward commitments may be sold prior to the settlement date. Disposal of the right to acquire a when-issued security prior to its acquisition or disposal of the right to deliver or receive against a forward commitment may incur a gain or loss. These transactions, if effected by the Company, will be subject to the Company’s limitation on indebtedness unless, at the time the transaction is entered into, the Company has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund or the Company on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or the Company may incur a loss.

Restricted and Illiquid Investments.  Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

Interests in Investment Funds are themselves illiquid and generally are subject to substantial restrictions with respect to redemptions or withdrawals and on transfer. These restrictions may adversely affect the Company were it to have to sell or redeem those interests at an inopportune time. Furthermore, under certain circumstances, an Investment Fund may impose limitations on the Company’s ability to fully exercise its redemption rights by suspending redemptions, imposing “gates,” and/or by making distributions in kind. It is reasonable to expect an increase in the number of Investment Funds invoking these types of limitations, as well as the “side-pockets” discussed below, during periods of market stress.

Among other risks, the Company may also invest its assets in Investment Funds that permit the advisers of such Investment Funds to designate certain investments, typically those that are especially illiquid or hard to value, as “special situation” (often called “side-pocket”) investments with additional redemption limitations. Such a side-pocket is, in effect, similar to a private equity fund that requires its investors to remain invested for the duration of the fund and distributes returns on the investment only when liquid assets are generated within the fund, typically through the sale of the fund’s illiquid assets in exchange for cash. When the Company is invested in an Investment Fund that establishes a side-pocket in respect of all or part of the Company’s investment, the Company therefore typically will not be permitted to redeem from the side-pocket—even when the Company requests a complete redemption of its interest in the particular Investment Fund. Although the Adviser monitors and, to the extent practicable, limits the Company’s exposure to side-pockets, it nonetheless is possible that a significant percentage of the Company’s assets could be placed in side-pockets by the Investment Funds in which the Company is invested. If that were to occur, the Adviser would consult with the Company’s Board of Directors and could consider, among other options, recommending a temporary halt to the Company’s repurchases of its Shares.

Counterparty Credit Risk.  Many of the markets in which the Company and the Investment Funds effect their transactions are “over-the-counter” or “interdealer” markets. The participants in these markets are typically not subject to credit evaluation by an exchange or clearing organization and may not be subject to the same level of regulatory oversight as are members of “exchange-based” markets. To the extent the Company or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, the Company or Investment Fund will take credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject an Investment Fund or the Company to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such “counterparty risk” is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Company and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement may increase the potential for losses by the Company.

Control Positions.  Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

Risks of Fund of Hedge Funds Structure

The Investment Funds generally will not be registered as investment companies under the Investment Company Act. The Company, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the Investment Company Act to investors in registered investment companies. While the Adviser may negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, typically the only means of obtaining independent verification of performance data will be reviewing the Investment Fund’s annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund’s governing documents), Investment Funds are often not contractually or otherwise obligated to inform their investors, including the Company, of details surrounding their investment strategies. This means, for example, that if two or more of the Company’s Investment Funds were to invest significantly in the same company or industry, the Company’s investments could be “concentrated” in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration. An Investment Fund may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.

Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and the Company generally. As a result, an Investment Manager with positive performance may receive performance compensation from the Company, as an investor in an underlying Investment Fund, and indirectly from its Shareholders, even if the Company’s overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Transactions of this sort could result in the Company directly or indirectly incurring certain transaction costs without accomplishing any net investment result. Because the Company may make additional investments in or withdrawals from Investment Funds only at certain times, the Company from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

For the Company to provide an audited annual report to Shareholders, it must receive timely information from the Investment Managers to which it has allocated capital. An Investment Manager’s delay in providing this information would delay the Company’s preparation of certain information for Shareholders.

An investor in the Company meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through the Company, an investor bears a portion of the Adviser’s Advisory Fee and other expenses of the Company, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Company as an investor in the Investment Funds.

Investment Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in an Investment Fund, the Company may receive an in kind distribution of investments that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Company to dispose of these securities in a manner that is in the best interests of the Company. The Company may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from an Investment Fund that may have poor performance or for other reasons. The Company also may be subject to fees imposed on withdrawals from the Investment Funds, especially with respect to “early withdrawals” made within one year of its initial investment in a particular Investment Fund. The Company also may be subject to fees or penalties assessed by Investment Funds for electing not to comply with such Funds’ minimum capital commitment requirements. In some cases, an Investment Fund may not allow any withdrawals for an extended period of time and/or may only allow a specific percentage of the Company account to be withdrawn in a given period.

The Company may agree to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Shares.

Other risks that the Adviser believes are associated with the Company’s fund of hedge funds investment approach include:

Valuation.  The Company values its investments in Investment Funds at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, and calculated as the Company’s interest in the net assets of each Investment Fund using net asset value, or its equivalent, as a practical expedient, and may be subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager’s compensation.

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund. In the absence of specific transaction activity in interests in a particular Investment Fund, the Adviser will consider whether it is appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

All fair value determinations are based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. This is so notwithstanding that subsequent revisions or adjustments may be initiated by an Investment Fund. For example, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be “estimated” only, subject to revision through the end of each Investment Fund’s annual audit. Revisions to the gain and loss calculations of each Investment Fund therefore will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed. This is especially the case in respect of Investment Funds holding volatile or harder to value assets, including those of the type that might underlie a “side-pocket” established by the Investment Fund. (Side-pockets are further described above under the heading “Types of Investments and Related Risks—Investment Related Risks—Restricted and Illiquid Investments.”)

In circumstances where no adjustment is made to the net asset valuation of the Company, Shares purchased or sold by Shareholders will not be adjusted. Under such circumstances, if an adjustment would have reduced the Company’s net asset value, the outstanding Shares of the Company will be adversely affected by the Company’s prior repurchases of Shares at a higher net asset value per Share than had the adjustment been made. Conversely, if an adjustment would have increased the Company’s net asset value, the outstanding Shares of the Company will benefit, to the detriment of Shareholders who previously had their Shares repurchased at a lower net asset value than had the adjustment been made. See “Net Asset Valuation.”

Dilution.  If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from the Company, or if the Company declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Company from the Investment Fund.

Investments in Non-Voting Stock.  For a variety of reasons, the Company may need to hold its interest in an Investment Fund in non-voting form (which may entail the Company subscribing for a class of securities that is not entitled to vote or contractually waiving the ability to vote with respect to a portion of its interests in the Investment Fund). The Company may hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent the Company holds an Investment Fund’s non-voting securities (or voting securities as to which voting rights have been waived), it will not be able to vote on matters that require the approval of the investors in the Investment Fund.

OTHER RISKS

Investing in the Company will involve risks other than those associated with investments made directly by Investment Funds including those described below:

Dependence on Key Personnel.  The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management personnel described under the heading “The Adviser.” The departure or incapacity of such a person could have a material adverse effect on the Adviser’s management of the investment operations of the Company and the Company.

Future Changes in Applicable Law.  The ability of the Investment Funds, and, by extension, the Company, to implement their investment program and conduct their operations, is based on laws and regulations which are subject to change through legislative, judicial or administrative action. Future legislative, judicial or administrative action could adversely affect the ability of the Investment Funds and the Company to implement their investment program and conduct their operations. Adverse effects of new legislation or regulation may include, among other things, higher expenses, adverse effects on performance due to public transparency of certain proprietary information such as trading strategies, a potentially smaller universe over time of Investment Funds, or constraints on certain trading strategies of Investment Funds such as those involving derivatives.

For example, the so-called Volcker Rule limits the ability of banking entities to sponsor, invest in or serve as an investment adviser to hedge funds, which may adversely affect dealings between Investment Funds and banking entities. The Volcker Rule also limits the ability of many banking entities to trade in securities for their own account, with the result that a significant source of market capitalization has been removed, with still uncertain effects on volatility, liquidity and other market factors. Various proposals around the world for so called “financial transaction taxes” are also under consideration with the potential to significantly limit the profitability of various securities trading strategies. As another example, while the Company typically does not engage in derivatives trading itself, the use of derivatives by registered investment companies like the Company is under periodic review by regulators, with limits on their nature and scope under occasional consideration. Limits on high frequency trading, leverage and other widely deployed investment techniques also are under periodic review.

Availability of Investment Opportunities.  The business of identifying and structuring investments of the types contemplated by the Company is specialized, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that the Company will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment Funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those the Company may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to the Company.

Increased Competition in Alternative Asset Investments.  As compared to earlier periods, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by the Company. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions. Prospective investors should understand that the Company may compete with other investment vehicles (including funds and accounts managed by the Adviser), as well as investment and commercial banking firms, which have substantially greater resources, in terms of financial resources and research staff, than may be available to the Company.

The Company, the Investment Funds and Their Service Providers May Be Prone to Operational and Information Security Risks Resulting From Software or Cyber Failures.  A software or cyber failure refers to both intentional and unintentional events that may cause a business to lose proprietary information, suffer data corruption, or lose operational capacity. The Company, the Investment Funds and their service providers may be prone to operational and information security risks resulting from software or cyber failures. Cyber attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber security breaches. Software or cyber failure attacks affecting the Company or its investment adviser, administrators, custodians and other third-party service providers may adversely impact the Company, as could such events affecting an Investment Fund. For instance, software or cyber failures may interfere with the processing of Shareholder transactions, impact the ability to calculate the value of the Company’s Shares, cause the release and/or loss of private shareholder information or other confidential information, impede trading, cause the violation of applicable laws and regulations (including Regulation S-P), subject the Company, the Investment Funds and their service providers to regulatory fines or financial losses, and cause reputational damage. Similar types of risks are also present for other market participants, which may have material adverse consequences for the Company, and may cause the Company’s investment to lose value. The Company, the Investment Funds and their service providers may incur additional costs relating to cyber security management and preparations, and such preparations, though taken in good faith, may be inadequate. Cyber attacks are viewed as an emerging risk and the scope of the risk and related mitigation techniques are not yet fully understood and are subject to continuing change.

Alternative Data-Based Investing.  Investment and market analysis increasingly relies on inputs from so-called “alternative data”—a phrase generally referring to information previously not available to professional investors because, for example, the implementing technology is relatively new (e.g., geolocation, equipment sensor, and “scraped” or “aggregated” website data), the information previously was held as proprietary (e.g., credit card processor, payroll, and shipping data), or the information was simply too unwieldy or expensive to manage. Risks associated with alternative data include the possibility of new legal and regulatory frameworks targeting collection, marketing and use of data (particularly relating to cybersecurity and privacy), technological changes that may make data more or less useful, changes in the marketplace for data (which is relatively new and fragmented), etc. For example, nearly all professional investors making regular use of alternative data rely on third-party data sellers or brokers and therefore are exposed to the possibility both that data may become unavailable or that it was improperly or illegally collected or handled, with derivative liability potentially extending to the investor purchasing the data. Insider trading and “fair practice” laws generally are untested in this sector and therefore present risks for alternative data-based investing. Holding sensitive data of any type also increases the risk of an Investment Manager being targeted in various ways, e.g., by cyberattackers, insider theft, government investigation, civil plaintiffs, etc. Additional commercial risks relate to the prospect that investment decisions based on alternative data may be flawed for various reasons, including incomplete, “dirty” or misunderstood data and gaps or flaws in technology used to collect and analyze data. Substantial legal and technical costs may be incurred in responding to any of these risks and developments.

Artificial Intelligence and Machine Driven Investing.  As computing technology and data analytics continually advance there has been an increasing trend towards machine driven and artificially intelligent trading systems, particularly providing such systems with increasing levels of autonomy in trading decisions. Regulators have been increasingly active in considering regulations and market restrictions on algorithmic and other machine assisted trading strategies, including, efforts to require pre-testing of such techniques, to impose automatic volume controls and/or to impose liability for negative or manipulative market impacts of such trading. Such restrictions may also impair the operation of fully autonomous trading systems and technologies, either by design or inadvertently. In addition, such technologies are relatively recent developments and may be subject to one or more undetected errors, defects or security vulnerabilities. Some such errors may only be discovered after a product or service has been used by end customers or after substantial operations in the market place. Any exploitable errors or security vulnerabilities discovered after such products are in widespread operation could result in substantial loss of revenues or assets, or material liabilities or sanctions. The potential speed of such trading technology may exacerbate the impact of any such flaws, particularly where such flaws are exploited by other artificially intelligent systems and may act to impair or prevent the intervention of a human control.

Market Crises and Government Regulation.  The summer of 2007 witnessed the beginning of a liquidity and credit crisis of historic proportions that had a domino effect on financial markets and participants worldwide that, with continuing bouts of instability and government intervention in various regions and sectors, has continued to the present. Among other effects, global financial and economic turmoil led certain banks, brokers and other lenders and market participants generally to be unwilling or less willing to finance investments or to engage in normal course trading with each other. The result was a collapse in liquidity and market prices across many sectors at the height of the crisis, with related bank and other financial institution failures or near failures (often exacerbated by interrelationships among other institutions) and a spike in governmental and central bank intervention in the markets. Market shifts of this nature may cause unexpectedly rapid losses in the value of positions held by the Investment Funds. Negative conditions also can be expected as a result of any reduction in central bank supporting programs. It is uncertain how long the effects of a liquidity and credit crisis might continue and what effects such a crisis have on financial markets and the operations of the Company and the Investment Funds.

Brexit. Structural stresses in the European Union have been a source of continuing global economic and market uncertainty over several years. On January 31, 2020, the United Kingdom (the “U.K.”) technically withdrew from the EU (“Brexit”), triggering a negotiated transition period during which the U.K. remains in the EU single market and customs union and remains subject to EU laws and regulations. The transition period is scheduled to end on December 31, 2020. While the deadline can be extended by one or two years, the U.K. government has limited the flexibility for it to seek an extension and is on record as saying it will not seek an extension. During the transition period, the parties are to negotiate agreements addressing a range of aspects of the future relationship, foremost among them a free trade agreement. It remains unclear which aspects of the future relationship between the U.K. and the EU will, in fact, be agreed by the deadline, or whether certain aspects (for example, trade in goods, but not services) will be addressed and others deferred, or alternatively whether the parties will fail to reach agreement in time on fundamental trade matters, causing the U.K. to default to World Trade Organization rules. The United Kingdom and the EU are therefore in a period of legal, regulatory and political uncertainty. Brexit and the perceptions as to the impact of the withdrawal of the United Kingdom may be adversely affecting business activity and economic conditions across the Eurozone. The economic outlook could be further adversely affected by the risk that one or more Eurozone countries could come under increasing pressure to leave the European Union as well, the risk of a greater push for independence by Scotland, Northern Ireland, Catalonia or other regions within the European Union member states, or the risk that the euro as the single currency of the European Union could cease to exist. Any of these developments, or the perception that any of these developments are likely to occur, could have a material adverse effect on economic growth or business activity in the United Kingdom and the Eurozone (and potentially globally), result in the relocation of businesses, cause business interruptions, lead to economic recession or depression, and impact the stability of financial markets or financial institutions and the financial and monetary system.

Reliance on Historical Data.  Allocations to individual strategies within the Company may be selected, among other reasons, because they historically exhibit certain statistical volatility, return and correlation characteristics and, together, are relatively unrelated to the strategies within the Company. This strategy allocation is heavily dependent on the Adviser’s analysis of historical data, and, in particular, statistical volatility, return and correlation characteristics. No assurance can be given that the historical parameters will accurately predict future characteristics. To the extent that future events may vary significantly from these historical parameters upon which the strategy allocation is based, the allocation to Investment Funds may not provide the expected levels of risk, return and volatility and may result in the Company experiencing significant losses or in the Company failing to achieve its targeted returns during otherwise favorable market cycles.

Inadequate Return.  No assurance can be given that the returns on the Company’s investments will be commensurate with the risk of investment. Investors should not commit money to the Company unless they have the resources to sustain the loss of their entire investment.

Inside Information.  From time to time, the Company or its affiliates or an Investment Manager may come into possession of material, non-public information concerning an entity in which the Company or Investment Fund has invested, or proposes to invest. Possession of that information may limit the ability of the Company or Investment Fund to buy or sell securities of the entity.

Possible Exclusion of a Shareholder Based on Certain Detrimental Effects.  The Company may, as determined by the Company or its designated agents, repurchase the Shares held by a Shareholder or other person acquiring Shares from or through a Shareholder, if:

•

the Shares have been transferred in violation of the Company’s LLC Agreement or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Shareholder;

•

ownership of the Shares by the Shareholder or other person likely will cause the Company to be in violation of, or subject the Company to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Shares by the Shareholder or other person may be harmful or injurious to the business or reputation of the Company, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by the Shareholder or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

•

the Shareholder is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations or ERISA (collectively, “Special Laws or Regulations”), and the Company or its designated agents determine that the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

•	the Board of Directors or the Company’s designated agents determine that the repurchase of the Shares would be in the best interests of the Company.

The effect of these provisions may be to deprive an investor of an opportunity for a return even though other investors in the Company might enjoy such a return.

Limitations on Transfer; No Market for Shares.  No Shareholder will be permitted to transfer his, her or its Shares without the consent of the Company or its designated agents. The transferability of Shares will be subject to certain restrictions contained in the LLC Agreement and will be affected by restrictions imposed under applicable securities laws. No market currently exists for Shares, and it is not contemplated that one will develop.

Epidemic and Pandemic.  The outbreak of the novel coronavirus disease 2019 (“COVID-19”) in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and as cases of the virus increased around the world, many governments have reacted by instituting quarantines, restrictions on travel, bans on public events and on public gatherings, closures of a variety of venues (e.g., restaurants, concert halls, museums, theaters, schools and stadiums, non-essential stores, malls and other entertainment facilities), shelter-in-place orders or other restrictions on operations and businesses. On March 11, 2020, the World Health Organization publicly characterized COVID-19 as a pandemic. On March 13, 2020, the President of the U.S. declared the COVID-19 outbreak a national emergency. The U.S. federal government and U.S. state governments are continuing to implement a variety of actions to mobilize efforts to mitigate the ongoing and expected impact and the Center for Disease Control is implementing its pandemic preparedness and response plans, working on multiple fronts, including providing specific guidance on measures to prepare communities to respond to the local spread of COVID-19 throughout the U.S. Such actions have created disruption in global supply chains, and have adversely impacted a number of industries, such as transportation, hospitality and entertainment. The outbreak has triggered a period of global economic slowdown and is expected to continue having an adverse impact on economic and market conditions.

While, due to the evolving and highly uncertain nature of this event, it currently is not possible to estimate its impact precisely, the COVID-19 pandemic has and continues to impact the Company’s business, financial condition, results of operations, liquidity or prospects in a number of ways. For instance, the Company’s investment portfolio (and, specifically, the valuations of investment assets held by the Company) has been, and continues to be, adversely affected as a result of market developments from the COVID-19 pandemic and uncertainty regarding its outcome. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in U.S. or global economic conditions may also adversely affect the Company’s business, financial condition, results of operations, liquidity or prospects. Further, extreme market volatility may leave the Company and/or Investment Funds unable to react to market events in a prudent manner consistent with historical practices in dealing with more orderly markets. Although it is impossible to predict with certainty the potential full magnitude of the business and economic ramifications, COVID-19 has impacted, and may further impact, the Company’s business in various ways, including but not limited to:

•

From an operational perspective, the Adviser’s employees, as well as the workforces of the Company’s and Investment Funds’ vendors, service providers and counterparties, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other social distancing measures, in the U.S., which could result in an adverse impact on the Company’s operations;

•

While the market dislocation caused by COVID-19 may present attractive investment opportunities, due to increased volatility in the financial markets, the Company and/or Investments Funds may not be able to complete those investments;

•

If the impact of COVID-19 continues, the Company may have more limited opportunities to successfully exit existing investments, due to, among other reasons, the imposition of redemption “gates” by Investment Funds, lower valuations, decreased revenues and earnings, or lack of potential buyers with financial resources to pursue an acquisition, resulting in a reduced ability to realize value from such investments;

•

The investments of the Company and Investment Funds are facing or may face in the future increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams, and limited or higher cost of access to preferred sources of funding, which may result in potential impairment of our investments. Changes in the debt financing markets are impacting, or, if the volatility in financial market continues, may in the future impact, the ability of companies to meet their respective financial obligations;

•

Borrowers of loans, notes and other credit instruments in Investment Funds’ portfolios may be unable to meet their principal or interest payment obligations or satisfy financial covenants, resulting in a decrease in value of the Company’s investments in Investment Funds and a lower than expected return. In addition, for variable interest instruments, lower reference rates resulting from government stimulus programs in response to COVID-19 could lead to lower interest income;

•	Many of the Investment Funds’ investments are in companies that operate in industries that are materially impacted by COVID-19, including but not limited to healthcare, travel, aviation,

entertainment and hospitality. Many of these companies are facing operational and financial hardships resulting from the spread of COVID-19 and related governmental measures, such as the closure of stores, restrictions on travel, quarantines or stay-at-home orders. If the disruptions caused by COVID-19 continue and the restrictions put in place are not lifted, the businesses of these companies could suffer materially or become insolvent, which would decrease the value of the Company’s investments in Investment Funds;

•

The stimulus package provided by the U.S. government and its various agencies to businesses in the U.S., including some of underlying investments by Investment Funds, restricts the recipient business from taking certain actions, such as dividends and share buybacks. Such limitations may reduce the value of the Investment Funds’ investments in such companies, and, therefore, the Company’s performance;

•

An extended period of remote working by the Adviser’s employees could strain its technology resources and introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic; and

•

COVID-19 presents a significant threat to the Adviser’s employees’ well-being and morale. While the Adviser has implemented a business continuity plan to protect the health of its employees and has contingency plans in place for key employees or executive officers who may become sick or otherwise unable to perform their duties for an extended period of time, such plans cannot anticipate all scenarios, and the Adviser may experience potential loss of productivity or a delay in the roll out of certain strategic plans.

The impact of COVID-19 may also heighten the other risks discussed in this prospectus.

Allocation Risk.  Investments in the Company are subject to risks related to the Adviser’s allocation choices. The selection of the Investment Funds and the allocation of the Company’s assets to the Investment Funds could cause the Company to lose value or its results to lag relevant benchmarks or other funds with similar objectives. The Company could miss attractive investment opportunities by underweighting strategies that subsequently experience significant returns and could lose value by overweighting strategies that subsequently experience significant declines.

Liquidity (Repurchase) Risks.  It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to substantial restrictions on transfer. Although the Company may offer to repurchase Shares from time to time, a Shareholder investing as of a given date should not expect to be able to liquidate Shares for up to nine months, and possibly longer. While the Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders semi-annually (with Valuation Dates of March 31 and September 30 of a calendar year), no assurances can be given that any of these repurchases will occur. In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares or amounts tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors seeks to tender a significant number of Shares or when a large number of investors tender simultaneously. In such an event, Shares typically will be accepted for repurchase on only a pro rata basis. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

With respect to any future repurchase offer, Shareholders tendering Shares for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the “Notice Date”). The Notice Date generally will be at least 95 calendar days prior to the date as of which the Shares to be repurchased are valued by the Company (the “Valuation Date”). For example, the Notice Date for a repurchase offer having a September 30 Valuation Date would be on or before June 27. The Company, in its discretion, may permit the withdrawal of tenders at any time prior to the Valuation Date. Accordingly, Shareholders that elect to tender

Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Shareholder elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of the tendered Shares in the Company. The Company typically will make payment for tendered Shares to Shareholders tendering at least 95% of their Shares in accordance with the two-step “hold-back” procedure described later in this Prospectus. See “Redemptions, Repurchases and Transfers of Shares.”

Liquidity Mismatch.  The Company’s liquidity terms allow shorter repurchase notice periods and more frequent repurchases of Shares than the liquidity terms applicable to many Investment Funds in which the Company invests. The Company may invest in an Investment Fund that is subject to a commitment period that exceeds the Company’s own liquidity terms, if, at the time the Company makes the investment in the Investment Fund, the Company believes exposure to the investment can be managed in the context of the Company’s overall anticipated liquidity needs. The Investment Funds in which the Company invest generally may impose restrictions on redemptions (i.e., “gates”) from time to time. The imposition of gates by an Investment Fund may delay the Company’s ability to redeem its investment in an Investment Fund.

Potential Significant Effect of the Performance of a Limited Number of Investments.  The Adviser expects that the Company will participate in multiple investments. The Company may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. The Adviser’s opportunistic, theme-based investment program also may at times deploy a substantial majority of the Company’s assets to one or a limited number of investment themes. A limited number of investments may have a significant effect on the performance of the Company.

There Are Risks Associated with the Composition of the Company’s Investor Base.  The Company’s Shareholders are generally invested in the Company through relationships with third-party Placement Agents. These Placement Agents often recommend or have authority to make subscription or redemption decisions on behalf of Shareholders. As a result, when only a limited number of Placement Agents represent a large percentage of the Company’s Shareholders (as is currently the case), the Company’s Shareholders may be concentrated among a small number of Placement Agents and actions recommended by Placement Agents may result in significant and potentially undesirable volatility in terms of Shareholder subscription or redemption activity. For the same reason, it is possible that Shareholders represented by a single Placement Agent may vote substantially as a block if a matter is put to a vote of the Shareholders by the Company’s Directors.

The Scale of the Adviser’s Capital Under Management May Affect the Company’s Investment Operations.  As of May 31, 2020, the Adviser’s capital under management or advisement, including the Company, was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded). While the precise effects of scale and growth cannot be determined, there can be expected to be both benefits (e.g., greater visibility, access and commercial leverage when dealing with Investment Funds and service providers) and disadvantages. Growth in assets may result in limitations on investment opportunities otherwise desirable to the Company or may under certain circumstances result in decreased liquidity with respect to certain investment positions of the Company. Growth in assets also may require continuing investment in the resources and infrastructure deployed by the Adviser and other service providers to the Company. By contrast, declines in assets can require untimely dispositions of investments, reduce visibility and leverage in the marketplace, and potentially reduce resources for the Company’s Adviser and other providers.

LIMITS OF RISK DISCLOSURES

The above discussions of the various risks associated with the Company and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in the Company. Those discussions do, however, summarize the principal risks that should be considered before investing. Prospective investors should read this entire Prospectus and the LLC Agreement and consult with their own advisors before deciding whether to invest. In addition, as the investment program of the Company changes or develops over time, it may be subject to risk factors not described in this Prospectus.

INVESTMENT POLICIES AND RESTRICTIONS

The investment objective of the Company, to seek capital appreciation, is a “non-fundamental policy” and may be changed (though no change is anticipated) by the Company’s Board of Directors with at least 90 days’ prior notice to the Shareholders. The Company has also adopted certain fundamental investment restrictions that cannot be changed without the vote of a majority of the Company’s outstanding voting securities, as defined in the Investment Company Act. Under the Investment Company Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

In applying the investment restrictions and other policies described in this Prospectus, the Company will not aggregate its investments and transactions with those of the underlying Investment Funds. Therefore, the Company will not “look through” to the investments and trading activity of the Investment Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Company’s total assets, unless otherwise stated in this Prospectus, will not constitute a deviation from the restriction or policy. The Company’s fundamental investment restrictions are as follows:

(1)

The Company will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, neither the Company’s investments in Investment Funds generally nor its investments in Investment Funds following the same general strategy (e.g., global macro, statistical arbitrage, distressed securities, etc.) are deemed to be an investment in a single industry).

(2)

The Company will not issue senior securities representing stock, except that, to the extent permitted by the Investment Company Act, (a) the Company may borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions involving the issuance by the Company of “senior securities” representing indebtedness, (b) the Company may borrow money from banks for cash management purposes, temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares and (c) the Company may enter into derivative transactions, such as total return swaps, options and futures, in accordance with the Investment Company Act and the interpretations of that Act.[1]

(3)

The Company will not underwrite securities of other issuers, except insofar as the Company may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

(4)

The Company will not make loans of money or securities to other persons, except as permitted under the Investment Company Act and as interpreted or modified by regulatory authority having jurisdiction, from time to time. Notwithstanding this limitation, the Company may, among other things: (i) enter into repurchase agreements, (ii) lend portfolio securities and (iii) acquire debt securities without being deemed to be making a loan.

(5)

The Company will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities, including the Investment Funds, that purchase and sell commodities and commodity contracts.

[1]	The value of Company’s total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit applies to the Company and not to the Investment Funds.

(6)

The Company will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

The Adviser will not cause the Company to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the Investment Company Act, an exemption from the Investment Company Act, or as otherwise permitted by applicable law. The Company and the Investment Funds in which the Company invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the Investment Company Act and other applicable laws. None of the foregoing investment restrictions will be interpreted to prevent the Company from operating as either a “feeder fund” or a “master fund” in a master-feeder arrangement with other investment companies.

MANAGEMENT OF THE COMPANY

Board of Directors

The Company’s Board of Directors has overall responsibility for monitoring and overseeing the Company’s investment program, management and operation and has approved the investment program of the Company. As used herein, the term “Director” is synonymous with the term “manager” within the meaning of the Delaware Limited Liability Company Act. The Board of Directors will monitor and oversee the business affairs of the Company, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Company as are customarily exercised by the directors of an investment company registered under the Investment Company Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company’s business.

Although the Directors review policies regarding the management of the Company and review information regarding the investment program of the Company in connection with quarterly meetings of the Board, they do not have an active role in supervising the Company’s ongoing operations. This means, for example, that the Directors do not select or approve the Investment Managers or the Investment Funds.

The Directors, in their capacity as such, are not Shareholders of the Company and, accordingly, each Director in his capacity as such has no liability as a Shareholder. Directors will not contribute to the investment capital of the Company in their capacity as Directors, but may subscribe for Shares, subject to the eligibility requirements described in this Prospectus.

Directors may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting of the Shareholders, a vote of a majority of the outstanding voting securities or, if by written consent, a vote of Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders. Under the Investment Company Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

Directors and Officers

The Company’s officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company under the supervision of the Board of Directors. One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser or its subsidiaries. The other Directors are not affiliated with the Adviser or its subsidiaries and are not “interested persons” as defined under

Section 2(a)(19) of the Investment Company Act (the “Independent Directors”). A list of the Directors and officers of the Company and a brief statement of their present positions, principal occupations and directorships during the past five years are set out below. To the fullest extent allowed by applicable law, including the Investment Company Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

Compensation and benefits of the Company’s officers are paid by the Adviser or an affiliate of the Adviser, except that the Company bears an allocated portion of the Adviser’s compensation and benefits expense in respect of the Chief Compliance Officer.

Certain of the Directors and officers of the Company are also directors and/or officers of other investment companies that are advised by the Adviser, including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. (The Company and such other investment companies, if also registered under the Investment Company Act, are referred to collectively in this section of the Prospectus as the “Fund Complex.”) The address for each Director and officer in his or her capacity as such is 527 Madison Avenue, 4th Floor, New York, New York 10022.

INDEPENDENT DIRECTORS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS
R. Stephen Hale (born 1952)	Director	December 2018 to present	Retired since 2017; prior thereto, Senior Hedge Fund Relationship Manager in Europe for BNP Paribas (financial services)	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC
Molly A. Hall (born 1975)	Director	October 2019 to present	Founder of Miramar Alternatives, LLC (asset management) since 2016; prior thereto, Executive Vice President and Alternatives Strategist at PIMCO (asset management)	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC
Steven Krull (born 1957)	Director	July 2011 to present	Associate Professor Emeritus of Finance at Hofstra University (education); Business Consultant; Consultant at McGraw Hill Financial (financial services)	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC

INTERESTED DIRECTORS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS
Brett S. Messing (born 1964)	Director	October 2019 to present	President (since 2018), Partner and Chief Operating Officer (since 2019) at SkyBridge; Senior	Two**	SkyBridge Multi-Adviser Hedge Fund

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS	NUMBER OF PORTFOLIOS IN FUND COMPLEX OVERSEEN BY DIRECTOR	OTHER DIRECTORSHIPS HELD BY DIRECTOR DURING PAST 5 YEARS
			Advisor at Export–Import (government credit agency) Bank of the United States (2017)		Portfolios, LLC
Raymond Nolte (born 1961)	President and Director (Chair)	May 2011 to present	Chief Investment Officer or Co-Chief Investment Officer at SkyBridge since 2010; President, Director and Portfolio Manager of the Company since 2011; President, Director and Portfolio Manager of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC since 2005	Two**	SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC

*	Term of office of each Director is indefinite.

**	Includes the Company and SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.

OFFICERS

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Raymond Nolte (born 1961)	President and Director (Chair)	May 2011 to present	See table for “Interested Directors” above
Christopher Hutt (born 1970)	Vice President	July 2011 to present	Vice President, SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC (June 2009–present); Partner, SkyBridge (2015–present); Managing Director, SkyBridge (2011–2015)
A. Marie Noble (born 1972)	Chief Compliance Officer	July 2011 to present	Chief Compliance Officer, SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC (December 2010–present); Partner, SkyBridge (2013–present); General Counsel, Chief Compliance Officer, SkyBridge (2010–present)

NAME AND AGE	POSITION(S) HELD WITH THE COMPANY	TERM OF OFFICE* AND LENGTH OF TIME SERVED	PRINCIPAL OCCUPATION(S) DURING PAST 5 YEARS
Robert J. Phillips (born 1962)	Treasurer; Principal Financial Officer	July 2011 to present	Treasurer and Principal Financial Officer, SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (2010–present); Partner and Chief Financial Officer, SkyBridge (2007–present)
Brahm Pillai (born 1979)	Secretary	July 2011 to present	Secretary, SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC (June 2009–present); Director, SkyBridge (2015–present); Vice President, SkyBridge (2010–2015)

*	Term of office of each Director is indefinite.

Other than as described above, none of the Independent Directors has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser. The Independent Directors are represented by legal counsel that is independent from counsel to the Company and the Adviser.

To date, Mr. Raymond Nolte and Mr. Brett Messing own 542.499 shares and 84.090 shares, respectively, of limited liability company interest in SkyBridge Multi-Adviser Hedge Fund Portfolios LLC and own no shares in the Company. To date, to the knowledge of the Company, no other Director owns Shares of, or maintains any direct or indirect interest in, the Company or of other investment companies in the Fund Complex, including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. As of the same date and also to the knowledge of the Company, the Directors and officers, as a group, own beneficially less than 1% of the outstanding shares of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. As of the same date and also to the knowledge of the Company, the following shareholder owns 5% or more of the Company’s securities: Lincoln Institute of Land Policy, 11010 N Tatum Blvd, Phoenix, AZ 85028, 9.47%. The listed shareholder is not related to the Company except by virtue of share ownership. Mr. Anthony Scaramucci, a founder of the Adviser, is neither an officer nor Director of SkyBridge Multi Adviser Hedge Fund Portfolios LLC, so his ownership of SkyBridge Multi Adviser Hedge Fund Portfolios LLC’s shares is not shown here. Information about Mr. Scaramucci’s ownership of SkyBridge Multi Adviser Hedge Fund Portfolios LLC’s shares is available on the SEC’s website.

Organization of the Board

The Chair of the Board of Directors is Mr. Raymond Nolte, a member of management of the Adviser responsible for the Company. While Mr. Nolte is not an Independent Director, all of the other Board members are Independent Directors. The standing committees of the Board are described below.

The organization of the Board of Directors in this manner reflects the judgment of the Directors that it is in the interests of the Company and its shareholders to both have a “majority independent” Board and have a senior representative of the Adviser preside at Board meetings, supervise the Board agenda and oversee the business of the Company between meetings. The Directors believe that Mr. Nolte’s serving as Chair allows the Board to best leverage his familiarity with the day-to-day operations of the Company and his leadership role within the Adviser, with no undue limitation on the role of the Independent Directors in proposing matters for discussion or guiding Board-level deliberations. The overall small size of the Board (with only five members) assures significant participation by every Board member, so that no separate role for a “lead” Independent Director has been judged necessary. It is also the judgment of the Directors that aspects of the Board’s business and that certain types of responsibilities are especially appropriate to be handled by committees of the Board that are comprised solely of the Independent Directors, namely the Nominating and Compensation Committee and Audit Committee.

In reaching these judgments, the Directors considered the Board’s working experience and committee structures, legal requirements under applicable law, including the Investment Company Act, the perceived expectations of shareholders, information available on industry practice generally, the nature of underlying investment programs, and the relationship between the Company and its principal service providers. The Board may consider different leadership structures in the future and make changes to these arrangements over time.

Board Oversight of Risk Management

While the Board generally considers day-to-day risk oversight a function of the Company’s officers and personnel of the Adviser, the Board carefully considers risk management matters and requests and receives reports on a variety of matters relevant to that function. By way of example:

•	The Board receives regular written reports on position size for the Company’s Investment Funds, their correlation and liquidity profiles, and other commonly considered portfolio risk factors.

•

The Board regularly meets with the Company’s Chief Compliance Officer to discuss specific risk management protocols overseen by the compliance department, such as compliance with various ongoing investment restrictions.

•

The Board regularly meets with senior management of the Adviser to discuss operational and business risks presented by dealings with the Adviser, such as reliance on key personnel and the Adviser’s ownership structure, affiliate relationships and financial position.

•	The Board reviews certain operational risks presented by dealings with such service providers as the custodian and the administrators.

•

The Audit Committee regularly meets with the Company’s officers and the Company’s independent public accounting firm to discuss matters of risk management relating to financial and accounting controls and to discuss financial reporting, tax and other matters.

The Board does not maintain a specific committee devoted to risk management responsibilities, in part because the small size of the Board does not require streamlining by committees. The Board also does not maintain any specific Board reporting protocols for the Adviser’s risk management personnel and has not specified that risk management or reporting should be centralized in any one person or separate body.

Director Qualifications

All Directors are expected to demonstrate various personal characteristics appropriate to their position, such as the exercise of professional care and business judgment, working cohesively with others while still advocating competing viewpoints, critical analysis and the like. All Directors also are expected to meet the necessary time commitments for service on the Board. The Board then generally views each Director appointment or nomination in the context of the Board’s overall composition and considers each Director’s individual professional experience and service on other boards of directors, as well as his or her current and prior roles (such as committee service) on the Board. With respect to the qualifications and contributions of particular Directors, the Board has considered the following:

Mr. Nolte:

•	leadership experience with the Adviser, including as chief investment officer and co-chief investment officer of the Adviser;

•

extensive senior management experience in the fund of hedge funds industry, including previously as chief investment officer or chief executive officer of the funds of funds divisions of major financial institutions;

•	service on the Valuation Committee; and

•	service as a director of another registered investment company.

Mr. Hale:

•	senior management experience at three global investment banks with extensive experience working with hedge funds, international money managers and complicated derivative products, and

•	service on the Audit Committee, Nominating and Compensation Committee and Valuation Committee.

Ms. Hall:

•	two decades of business experience in the alternative investment industry;

•	significant experience launching hedge fund strategies with two global investment managers; and

•	service on the Audit Committee (as Chair of that committee), Nominating and Compensation Committee and Valuation Committee.

Mr. Krull:

•	broad academic and professional experience with respect to the financial services industry, including service as a university professor of finance;

•

designation as one of two of the Board’s “Audit Committee Financial Expert” in accordance with Sarbanes-Oxley Act rules and service on the Audit Committee, Nominating and Compensation Committee and Valuation Committee; and

•	service as a director of other registered investment companies.

Mr. Messing:

•	leadership experience with the Adviser, including as President and Chief Operating Officer; and

•	senior management experience at various financial services companies.

Each Independent Director also was nominated based in part on his status as a person who is not an “interested person” of the Company as defined in the Investment Company Act. Descriptions of Director experience should not be taken to suggest that any Director is an expert in a particular subject.

Compensation

The following table shows information regarding the compensation received by the Independent Directors of the Company from all registered investment companies for which the Adviser or their affiliates serve as an investment adviser or general partner for the fiscal year ending March 31, 2020. No compensation is paid by the Company to Directors who are “interested persons” of the Company or the Adviser.

Compensation Table for Fiscal Year Ending March 31, 2020

NAME OF DIRECTOR	AGGREGATE COMPENSATION FROM THE COMPANY(1)	PENSION OR RETIREMENT BENEFITS ACCRUED AS PART OF COMPANY EXPENSES(2)	ESTIMATED ANNUAL BENEFITS UPON RETIREMENT(2)	TOTAL COMPENSATION FROM COMPANY AND FUND COMPLEX PAID TO DIRECTOR(3)
INDEPENDENT DIRECTORS
R. Stephen Hale	$11,590.13	None	None	$78,250
Molly A. Hall(4)	$6,505.86	None	None	$46,885.87
Charles Hurty(5)	$15,933.72	None	None	$167,675.82
Steven Krull	$13,685.03	None	None	$95,000
Joshua Weinreich(7)	$2,537.88	None	None	$17,750
INTERESTED DIRECTORS
Brett S. Messing(6)	None	None	None	None
Raymond Nolte	None	None	None	None

(1)	The amounts listed represent payments made during the fiscal year ending March 31, 2020, unless otherwise indicated.
(2)	The Company does not have a bonus, profit sharing or retirement plan, and Directors do not receive any pension or retirement benefits from the Company.
(3)	Includes compensation paid by SkyBridge Multi-Adviser Hedge Fund Portfolios LLC.
(4)	Appointed as an Independent Director October 2019. The compensation presented for Ms. Hall includes amounts paid through May 31, 2020.
(5)	Resigned as an Independent Director October 2019.
(6)	Appointed as an Interested Director October 2019.
(7)	Resigned as an Independent Director December 2018.

The Independent Directors will each be paid, for their service as Directors of the Company and SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, an annual retainer of $90,000, a fee per telephonic meeting of the Board of Directors of $500 and a fee per in-person meeting of the Board of Directors of $1,000 plus reasonable out-of-pocket expenses. The Chair of the Audit Committee will receive a $5,000 per year supplemental retainer. Directors will be reimbursed by the Company for their travel expenses related to Board meetings. A portion of such fees and costs will be allocated to each fund according to its relative net assets and a portion will be split equally between each fund.

Committees

The Board of Directors has formed an Audit Committee currently composed of each of the Independent Directors, the functions of which are: (1) to oversee the Company’s accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Company’s service providers; (2) to oversee the quality and objectivity of the Company’s financial statements and the independent audit of those statements; (3) to assist the Board of Directors in selecting the Company’s independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board of Directors; and (4) to review and, as appropriate, approve in advance all professional services provided by such independent registered public accountants to the Company, the Adviser and, in certain cases, other affiliates of the Company. During the fiscal year ending March 31, 2020 the Audit Committee met six times.

The Board of Directors has formed a Nominating and Compensation Committee currently composed of each of the Independent Directors, the functions of which are: (1) to select and nominate to the Board of Directors each Independent Director and (2) to recommend to the Board of Directors any appropriate changes in compensation for each Independent Director. After the initial election of Directors, no Independent Director will be elected by the Board of Directors unless nominated by the Nominating and Compensation Committee. The Nominating and Compensation Committee does not consider proposals from Shareholders in connection with proxy solicitations. During the fiscal year ending March 31, 2020 the Nominating and Compensation Committee met four times.

The Board of Directors has formed a Valuation Committee, currently composed of three Independent Directors, whose function, subject to the oversight of the Board of Directors, is to review the Company’s valuation methodologies, valuation determinations and any relevant information provided to the Valuation Committee by the Adviser. The Valuation Committee will act in accordance with the Company’s valuation procedures. During the fiscal year ending March 31, 2020 the Valuation Committee met four times.

Voting of Proxies

In connection with the Adviser’s appointment as investment adviser to the Company, the Board of Directors has delegated to the Adviser the authority to vote proxies received by the Company from the Investment Funds and other portfolio investments (for this purpose, the “portfolio positions”). While the Company often holds non-voting securities (or waives its vote ahead of time in certain circumstances) so that actual voting of proxies is rare, the Adviser has adopted policies and procedures (the “Policies”) regarding the voting of such proxies, which Policies have been reviewed and approved by the Board of Directors. The Policies provide that the Adviser will vote client proxies in a manner that serves the best interest of the client, as determined by the Adviser in its discretion, taking into account relevant factors, including: (i) the impact on returns to be earned by the client; (ii) alignment of the interests of management of the portfolio position with that of the client, including establishing appropriate incentives for management; (iii) the ongoing relationship between the client and the portfolio positions in which it is invested, including the continued or increased availability of information regarding such position; and (iv) industry and business practices. The Policies also establish guidelines under which the Adviser generally will vote with management of a portfolio position on various routine matters (such as the election of directors, the appointment of independent public accountants, and establishing the date and place of an annual meeting, among others) but will evaluate non-routine matters (such as compensation plans, changes in investment policies and changes in voting rights, among others) on a case by case basis. Finally, the Policies provide procedures that address conflicts of interest between the Adviser and a client with respect to voting proxies, which may involve review of a proposed vote by the Adviser’s compliance personnel and, in certain circumstances, will require consultation with the client or its representative (the Board of Directors, in the case of the Company). The Adviser also may abstain from voting from time to time.

Information regarding the Adviser’s proxy-voting record on behalf of the Company for the twelve-month period ended June 30, 2019 is available for review. Please call the Company collect at (212) 485-3100 to request this information, which is also available on the SEC’s website at http://www.sec.gov.

None of the Company, the Shareholders or the Adviser will have the ability to direct or influence the voting of proxies by the Investment Funds. It is expected that Investment Managers will vote proxies received by the Investment Funds from their portfolio investments in accordance with each Investment Manager’s proxy voting policies and procedures.

THE ADVISER

SkyBridge Capital II, LLC serves as investment adviser to the Company. The Adviser has the responsibility to implement the investment program of the Company, subject to the ultimate supervision of, and any policies established by, the Board of Directors. Under the terms of the Investment Advisory Agreement, the Adviser allocates the Company’s assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with the Company’s investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate assets among Investment Funds, terminate relationships with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Directors.

The Adviser is organized as a limited liability company under the laws of the State of Delaware and is a registered investment adviser under the Advisers Act. Personnel of the Adviser serve as portfolio managers to certain clients and registered and unregistered investment funds (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC), which utilize an investment program that is substantially similar to that of the Company. The Adviser currently serves, and may in the future serve, as an investment adviser to other investment funds (including SkyBridge Multi-Adviser Hedge Fund Portfolios LLC). The offices of the Adviser are located at 527 Madison Avenue, 4th Floor, New York, New York 10022, and its telephone number is (212) 485-3100.

The personnel of the Adviser principally responsible for management of the Company are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Company should have access to a large number of Investment Funds from which to select.

As of May 31, 2020, the Adviser’s capital under management or advisement was approximately $7.9 billion (capital under management may include assets that are committed, even if not funded). The Adviser serves many interests in addition to the Company, which creates certain risks and possibilities of adverse effects on investors in the Company. See “Conflicts of Interest.”

Please refer to “The Company” on page 24 for a discussion on the Investment Advisory Agreement.

THE PORTFOLIO MANAGERS

Raymond Nolte and Troy Gayeski are currently the portfolio managers of the Company and as such have primary responsibility for the day-to-day management of the Company. In that capacity, they receive significant input and support from a team of analysts also employed by the Adviser.

Mr. Nolte’s professional background is described above in the table headed “Interested Directors.”

Mr. Gayeski is a Partner and Co-Chief Investment Officer of the Adviser. He is also the head of Event Driven and Relative Value Arbitrage Strategies. Mr. Gayeski’s responsibilities include portfolio management, manager sourcing, research and due diligence across a wide variety of strategies. Prior to joining the Adviser, Mr. Gayeski performed similar fund of hedge fund and portfolio management duties in the Hedge Fund Management Group at Citigroup, Bank of America, Optima Fund Management and Yankee Advisers. Mr. Gayeski received a B.S. in Chemical Engineering from Massachusetts Institute of Technology and is a CFA charterholder.

The following table provides information as of March 31, 2020 relating to Mr. Nolte’s and Mr. Gayeski’s other investment activities with the Adviser, as well as their investments in the Company.

Portfolio Manager	Number of Registered Investment Companies Managed and Total Assets for such Accounts (including the Company)	Beneficial Ownership of Equity Securities in the Company	Number of Other Pooled Investment Vehicles Managed and Total Assets for such Accounts	Number of Other Accounts Managed and Total Assets for such Accounts
Raymond Nolte	Two (2) Registered Investment Companies with assets of $3.67 billion	None	Seven (7) Pooled Investment Vehicles with assets of $546 million	Seven (7) Other Accounts with Assets of $169 million
Troy Gayeski	Two (2) Registered Investment Companies with assets of $3.67 billion	None	Seven (7) Pooled Investment Vehicles with assets of $546 million	Seven (7) Other Accounts with Assets of $169 million

With respect to the accounts identified in the table above, Mr. Nolte and Mr. Gayeski manage four pooled investment vehicles, with assets totaling $518 million, for which the advisory fees are based in part on performance of the accounts.

Each of Mr. Nolte’s and Mr. Gayeski’s compensation is a combination of salary and discretionary bonus, including deferred compensation. The value of the discretionary bonus is affected by the financial results and profitability of SkyBridge as a whole. The discretionary bonus is not linked to the performance of any specific benchmark or that of any SkyBridge investment fund or account; nor are specific asset size targets considered. Each of Mr. Nolte and Mr. Gayeski has a minority equity stake in the Adviser.

As shown in the table above, Mr. Nolte and Mr. Gayeski are responsible for managing other accounts (“Other Accounts”) in addition to the Company. In certain instances, conflicts may arise in their management of the Company and such Other Accounts.

Situations where a conflict may arise between the Company and an Other Account include allocation of investment opportunities among the Company and the Other Account and/or negotiation of special terms with an Investment Fund or Investment Manager. For example, the Adviser may determine that there is an opportunity that is suitable for the Company as well as for Other Accounts of the Adviser, but the opportunity may be limited in size so that not all accounts can participate in full. Likewise, the negotiation of special terms presents the risk that a particular line of negotiation may not equally benefit all accounts. As a related matter, a particular Investment Fund interest or other security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the Company. The Company and the Adviser have adopted policies and procedures regarding investment opportunity allocations, which generally require that investment opportunities be allocated among the Company and Other Accounts in a manner that is fair, equitable and consistent with their fiduciary obligations to each.

Mr. Nolte’s and Mr. Gayeski’s management of the Company and Other Accounts may result in their devoting a disproportionate amount of time and attention to the management of a particular account as against another. This particularly may be the case when accounts have different objectives, benchmarks, time horizons, asset levels and fees.

The management of personal accounts by Mr. Nolte and Mr. Gayeski may give rise to potential conflicts of interest. While the Adviser’s Code of Ethics (defined below) will impose limits on the ability of Mr. Nolte and Mr. Gayeski to trade for their personal accounts, there is no assurance that the Adviser’s Code of Ethics will eliminate such conflicts.

Other than the conflicts described above, the Company is not aware of any material conflicts that may arise in connection with the Adviser’s management of the Company’s investments and such Other Accounts.

INVESTMENT ADVISER

The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Directors, for formulating a continuing investment program for the Company. The Adviser makes all decisions as to the Company’s purchases and withdrawals of interests in Investment Funds. The Investment Advisory Agreement is terminable without penalty upon 60 days’ prior written notice by the Board of Directors to the Adviser and to the Shareholders, by vote of a majority, as defined by the Investment Company Act, of the outstanding voting securities of the Company, or by the Adviser upon 60 days’ prior written notice. The Investment Advisory Agreement continues in effect from year to year if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance. A discussion regarding the basis of the Board of Directors’ approval of the Investment Advisory Agreement is available in the semi-annual report to Shareholders for financial reporting periods that include any such approval. The Investment Advisory Agreement provides that it will terminate automatically in the event of its “assignment,” as defined by the Investment Company Act and the rules promulgated thereunder.

The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Company, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Company for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Company. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Company, the Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Company, so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

Other Matters—The Adviser, its affiliates and their directors, officers and employees may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of the Company. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or its affiliates that are the same, different from or made at different times from positions taken for the Company. To lessen the possibility that the Company will be adversely affected by this personal trading, the Company and the Adviser have adopted a code of ethics (the “Code of Ethics”) in compliance with Section 17(j) of the Investment Company Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Company’s portfolio transactions. The Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov.

The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, the Company except that the Company may, in accordance with rules under the Investment Company Act, engage in transactions with accounts that are affiliated with the Company as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for the Company to purchase and another client to sell, or the Company to sell and another client to purchase, the same security or instrument on the same day.

Personnel of the Adviser (including Mr. Nolte and Mr. Gayeski, the portfolio managers for the Company) serve as portfolio managers to certain clients and registered and unregistered investment companies (including SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC) that may utilize an investment program that is substantively similar to that of the Company. In addition, the Adviser currently serves, or may in the future serve, as investment adviser to other registered investment companies (including SkyBridge Multi-Adviser Hedge Fund Portfolios, LLC), unregistered investment companies or accounts (including proprietary accounts), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser’s investment management activities may present conflicts between the interests of the Company and those of the Adviser and, potentially, among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. The Adviser has adopted a policy pursuant to which it is required to allocate investment opportunities in a manner that is fair and equitable to all of its clients. Certain conflicts specific to Mr. Nolte and Mr. Gayeski as portfolio managers of the Company are described above under the heading “The Portfolio Managers.”

Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

VOTING

A meeting of Shareholders may be called by the Board of Directors or by Shareholders of the Company holding at least a majority of the total number of votes eligible to be cast. Shareholders will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Advisory Agreement, and on certain other matters. Each Share of the Company is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value. Shareholders shall not be entitled to cumulative voting in the election of Directors or any other matter. Notwithstanding their ability to exercise their voting privileges, Shareholders, in their capacity as such, are not entitled to participate in the management or control of the Company’s business and may not act for or bind the Company.

INVESTMENT MANAGERS TO THE INVESTMENT FUNDS

Although the Adviser anticipates that Investment Managers will follow practices similar to those described herein, the Adviser does not control the Investment Managers and no guarantee or assurances can be made that such practices will be followed, that the Investment Manager will manage its Investment Fund in a manner consistent with the Company’s investment objectives or that an Investment Manager will adhere to, and comply with, its stated practices. If the Adviser becomes aware that an Investment Manager is no longer managing its Investment Fund consistent with the Company’s investment objectives and/or such Investment Manager’s stated practices, the Adviser may reassess the Company’s position in the Investment Fund and consider the options available to the Company (including to redeem).

Participation in Investment Opportunities—The Adviser anticipates that each Investment Manager will consider participation by the Company, or an Investment Fund in which the Company has invested, in all appropriate investment opportunities that are also under consideration for investment by the Investment Manager for other accounts managed by the Investment Manager, other than the Company or such Investment Fund (collectively, the “Other Accounts,” which includes SkyBridge Multi-Adviser Hedge Fund Portfolios LLC), that pursue investment programs similar to that of the Company. Circumstances may arise, however, under which an Investment Manager will cause its Other Accounts to commit a larger (or smaller) percentage of their assets to an investment opportunity than to which the Investment Manager will commit assets of the Company or an Investment Fund in which the Company has invested. Circumstances may also arise under which an Investment Manager will consider participation by its Other Accounts in investment opportunities in which the Investment Manager intends not to invest on behalf of the Company or an Investment Fund in which the Company has invested, or vice versa.

Situations may occur in which the Company could be disadvantaged by investment activities conducted by the Investment Manager for the Other Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for the Company, or an Investment Fund in which the Company has invested, and/or the Investment Manager’s Other Accounts (collectively, “Co-Investors,” and, individually, a “Co-Investor”), which could limit the size of the Company’s or an Investment Fund’s position in an otherwise desirable investment; (2) legal prohibitions on the Co-Investors’ participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

In general, each Investment Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of an Investment Fund in which the Company invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same as, different from or made at different times than positions taken for an Investment Fund.

Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Other Accounts or the Company.

Other Matters—An Investment Manager may from time to time cause an Investment Fund to effect certain principal or agency cross transactions in securities with one or more Other Accounts or the Company, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

BROKERAGE

Investment Managers—Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On non-U.S. stock exchanges commissions often are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm’s risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the Investment Company Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Investment Fund. The Adviser may consider the adequacy of the broker selection process employed by an Investment Manager, as well as the above principles, as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information (“soft dollar items”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which the Company invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. Section 28(e) of the Securities Exchange Act of 1934, as amended, (the “Securities Exchange Act”) specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the Section 28(e) “safe harbor.” Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. The Investment Managers may receive soft dollar items outside the safe harbor.

No guarantee or assurance can be made that an Investment Manager’s brokerage transaction practices will be transparent or that the Investment Manager will establish, adhere to, or comply with its stated practices. Investment Managers may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager or its affiliates rather than the Company or the Investment Fund in which the Company invests.

Use of Adviser’s Brokerage Services—In accordance with provisions of the Investment Company Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

The Board of Directors has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Company (there have been no such payments to date other than underwriter / placement agent fees) will be fair and reasonable within the meaning of the Investment Company Act. These procedures do not, however, govern payments by Investment Funds.

Trade Error Procedures of Adviser—The Adviser has adopted procedures (the “Trade Error Procedures”) that include (a) a definition of “trade errors” in the context of funds of hedge funds, (b) the processes to be followed in the event that such errors occur and the responsibilities of the parties involved, (c) the requirement to maintain certain records, (d) a description of the approvals required and (e) the escalation mechanisms in the event of significant losses and/or unresolved issues. Pursuant to the Trade Error Procedures, following an error by (i) the Adviser’s investment team or (ii) the Administrators or their affiliates in the execution of a subscription or withdrawal/redemption decision or instruction (each such error, a “Trade Error”), (A) in the event that such Trade Error has resulted in a gain to the Company, the Company will generally retain the amount of such gain and (B) in the event that such Trade Error has resulted in a loss to the Company, the Adviser will generally (I) make the Company whole for the amount of such loss and (II) pay interest at a rate equal to the rate that would have been earned in the Company’s interest-bearing account in respect of such amount for the period from the effective date of the erroneous subscription or withdrawal/redemption decision or instruction through the date of payment, in each case within two to five business days of the date of determination of the final amount of the loss.

ADMINISTRATORS

The Company has retained two Administrators, SkyBridge, whose principal business address is 527 Madison Avenue, 4th Floor, New York, New York 10022, and BNY Mellon Investment Servicing (US), Inc.

(“BNYM”), whose principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809, to provide certain administrative and investor services to the Company. Under the terms of the administrative and investor services agreement entered into between the Company and SkyBridge, SkyBridge is responsible, directly or through its agents, for, among other things, certain compliance, board administration, regulatory, general business and operational matters. Under the terms of the administration, accounting and transfer agent services agreement entered into between the Company and BNYM, BNYM is responsible, directly or through it agents, for, among other things: (1) maintaining a list of Shareholders and generally performing any actions related to the redemption and transfer of Shares; (2) computing and disseminating the net asset value of the Company in accordance with the LLC Agreement; (3) preparing the Company’s annual, semi-annual and quarterly reports; and (4) performing additional services, as agreed upon, necessary in connection with the administration of the Company.

BNYM is paid a monthly administrative fee calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels. The administrative fee with BNYM is equal to approximately .075% of the Company’s first $200 million of average net assets; .05% of the Company’s next $150 million of average net assets; and .03% of the Company’s average net assets in excess of $350 million. SkyBridge is paid an annual administrative fee calculated as a percentage of the Company’s net assets, which fee provides for “breakpoints” (or fee reductions) at increasing asset levels. The annual administrative fee with SkyBridge is equal to approximately .10% of the Company’s first $6 billion of average net assets, .09% of the Company’s next $0.5 billion of average net assets in excess of $6 billion, .08% of the Company’s next $1.5 billion of average net assets in excess of $6.5 billion, and .07% of the Company’s average net assets in excess of $8 billion. The SkyBridge administrative fee is currently waived. Each Administrator is reimbursed by the Company for out-of-pocket expenses (including out-of-pocket expenses of any third-party retained to assist an Administrator) relating to services provided to the Company. BNYM also is paid certain per-account charges. The administrative fees with BNYM and SkyBridge may be renegotiated from time to time between the parties. The administration, accounting and transfer agent services agreement with BNYM may be terminated at any time by the Company upon not less than 60 days’ written notice to BNYM or by BNYM upon not less than 120 days’ written notice to the Company. The administrative and investor services agreement with SkyBridge may be terminated at any time by either party upon not less than 60 days’ written notice.

For the fiscal years ended March 31, 2018, 2019 and 2020, BNYM was paid $205,573, $220,602, and $247,411 respectively for its administration, accounting and transfer agent services. For the same periods, SkyBridge was paid $0, $0 and $0 respectively for its administration services.

The agreements entered into between the Company and each of the Administrators (the “Administration Agreements”) provide that each of the Administrators, subject to certain limitations, will not be liable to the Company or to Shareholders for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of such Administrator or its agents. In addition, under the Administration Agreements, the Company agrees to indemnify each Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator’s actions under the respective Administration Agreement, other than liability and expense arising out of an Administrator’s fraud, gross negligence or willful default or misconduct.

Each Administrator has been authorized by the Board of Directors, on behalf of the Company, in the Administration Agreements, to make various determinations on behalf of the Company, regarding subscription for, and the transfer and repurchase of, Shares, as well as with respect to certain matters relating to the allocation of Company expenses. Among other matters, these or other designated agents of the Company may:

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accept or reject initial and additional subscriptions for Shares; determine whether the Company should offer Shares at times other than scheduled dates; reduce subscription minimums; accept subscriptions prior to receipt of cleared funds; waive the requirement that subscriptions be made in cash through an approved brokerage account; waive any other requirement concerning the timing and manner of subscription; suspend subscriptions for Shares; and

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with respect to repurchase of a Shareholder’s Shares by the Company without the consent of the Shareholder, make any applicable determination as to the timing, manner and grounds for such repurchase; determine whether repurchases of Shares by the Company will be paid in cash, or by the distribution of securities in kind or partly in cash and partly in kind; and reduce the amount to be repurchased from a Shareholder so that any required minimum investment balance is maintained (or alternatively repurchase all of the Shareholder’s Shares of the Company).

CUSTODIAN

BONY serves as the Custodian of the assets of the Company and also provides escrow services. BONY may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors. Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account. The Custodian’s principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

Fees payable to the Custodian for these services, and reimbursement for the Custodian’s out-of-pocket expenses, are paid by the Company.

COMPANY EXPENSES

The Adviser bears all of its own costs incurred in providing investment advisory services to the Company. The Company generally is not responsible for travel and other expenses related to the Adviser’s selection and monitoring of Investment Managers.

In consideration of the administrative services provided by the Administrators to the Company, the Company pays the Administrators their respective administrative fees (unless waived) and also reimburses each Administrator for its out-of-pocket expenses related to services provided to the Company. Reimbursed expenses vary as between the two Administrators but include telecommunication charges, terminals, transmission lines, connectivity and related outsourced IT service and support, travel, printing, costs of third-party compliance and regulatory consultants, costs related to net asset value validation, accounting reconciliation, tax and similar software and out-of-pocket expenses of sub-vendors. BNYM is also paid certain per-account charges. These fees paid to the two Administrators and the reimbursement of out-of-pocket expenses are expenses out of the Company’s assets and are reflected in reductions to the net asset value attributable to each Shareholder’s Shares (including Shares held by the Adviser and any of its respective affiliates).

Expenses borne by the Company (unless voluntarily assumed by the Adviser) include, without limitation:

•	organizational expenses;

•	fees and expenses associated with the registration of the Shares;

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all expenses related to its investment program, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Funds or Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for the Company’s account, such as direct and indirect expenses associated with the Company’s investments, including its investments in Investment Funds (whether or not consummated), and enforcing the Company’s rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, investment bankers, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes), fees and disbursements to any third-party vendors performing data aggregation and/or risk reporting services, fees and disbursements of any third-party vendor performing tax compliance services and, if applicable in connection with its temporary or cash management investments or certain swap or other derivative transactions, brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

•	any non-investment related interest expense;

•	attorneys’ fees and disbursements associated with preparing and updating the Offering Materials and preparing and reviewing subscription documents;

•	broker-dealer expenses;

•	fees and disbursements of any accountants engaged by the Company, and expenses related to the annual audit of the Company;

•	fees paid and out-of-pocket expenses reimbursed to the two Administrators;

•	fees paid to the Custodian and reimbursement for its out-of-pocket expenses;

•	record-keeping, sub-transfer agency, sub-accounting, shareholder services, transfer, registration, insurance, finder’s, custody and escrow fees and expenses;

•	an allocated portion of the Chief Compliance Officer’s compensation and benefit expense;

•	certain technology costs including hardware and software;

•	the costs of errors and omissions/directors’ and officers’ liability insurance and a fidelity bond;

•	the Advisory Fee;

•	the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Shareholders;

•	the costs of tax return and reporting preparation, review and distribution to Shareholders;

•	fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof;

•	all costs and charges for equipment or services used in communicating information regarding the Company’s transactions among the Adviser and any custodian or other agent engaged by the Company; and

•	any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement.

The Adviser is reimbursed by the Company for any of the above expenses that it pays on behalf of the Company, except as otherwise provided above. When certain Company expenses are incurred in common with other clients of the Adviser, the Adviser attempts to allocate such expenses among clients in a fair and equitable manner. Typically, such expenses are allocated equally among accounts benefiting from an expense item and at times the allocation decision will reflect judgments on the part of the Adviser. Certain common expenses may be absorbed by the Adviser depending on the client’s agreement with the Adviser or at the Adviser’s discretion. While an allocation can have the effect of reducing expenses that a client might otherwise be required to pay in full, it may also result in differences in the relative cost and benefits across accounts.

Investment Funds bear various expenses in connection with their operations similar to those incurred by the Company. Investment Managers generally will assess asset-based fees to and receive performance-based compensation from the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses, fees and allocations will be in addition to those incurred by the Company itself. As an investor in the Investment Funds, the Company will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to performance allocations to the Investment Managers.

ADVISORY FEE

In consideration of the advisory services provided by the Adviser to the Company, the Company pays the Adviser a monthly Advisory Fee equal to 0.071% (0.85% on an annualized basis) of its net assets. The Advisory Fee is paid out of and reduces the Company’s net assets. Net assets for these purposes means the total value of all assets of the Company, less an amount equal to all accrued debts, liabilities and obligations of the Company. The Advisory Fee is computed based on the net assets of the Company as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears as soon as reasonably practicable after the calculation of the Company’s net assets for the previous month. The Adviser uses a portion of its profits generated to make ongoing payments to Placement Agents. For the fiscal years ended March 31 2018, 2019 and 2020 SkyBridge was paid $520,766, $834,854, and $727,962 respectively for its advisory services and calculated net of fee waivers.

In order to limit the ordinary expenses of the Company (which include the Advisory Fee, but exclude any Investment Fund fees and expenses, interest, brokerage commissions and extraordinary expenses of the Company), the Adviser has agreed to waive part or all of the Advisory Fee (net of any compensation paid by the Adviser or its affiliates to the Placement Agents in connection with the placement of Shares or servicing of investors), or reimburse the Company in a corresponding amount, to the extent necessary to prevent the Company’s ordinary expenses from exceeding 1.50% per annum of its average monthly net assets. However, there can be no guarantee that the intended 1.50% per annum ratio can be maintained (e.g., it would be exceeded if the net Advisory Fee were waived in full and doing so nonetheless was insufficient to maintain that ratio). In addition, the Company subsequently would repay the fee waiver/expense reimbursement to the Adviser so long as the repaid amount does not cause the Company, during a year in which repayment is made, to exceed that intended 1.50% per annum ratio. There will be no repayment unless it can be made during the three years following the date on which the Adviser waived the applicable fees or reimbursed the applicable expenses. The fee waiver terms are discretionary, meaning they can be changed or discontinued, subject to notice to the Company’s Board of Directors.

DISTRIBUTION POLICY

Dividends

The Company expects to make distributions necessary to maintain its qualification as a regulated investment company under the Code and to avoid corporate-level federal income tax. The Company also expects to make distributions at such times and in such amounts as to avoid the imposition of federal excise tax. However, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Company may not have the necessary information, or may, for other reasons, elect not to make the distributions necessary to avoid this tax. The Company intends to distribute all of its net investment income and realized net capital gains, if any, at least annually. BNYM also serves as the dividend disbursing agent for the Company. To date the Company has not paid a dividend that represents a return of capital and no such return of capital is contemplated.

Automatic Dividend Reinvestment Plan

Pursuant to the Company’s Automatic Dividend Reinvestment Plan (a “Plan”), unless a Shareholder is ineligible or otherwise elects, all distributions of dividends and capital gains will be automatically reinvested by the Company in additional Shares of the Company. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by notice to a Shareholder’s broker or dealer (who should be directed to so inform the Company).

After the Company declares a dividend or determines to make a capital gain distribution, participants will be issued additional Shares at their then net asset value. Notice of each such Share transaction will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records.

In the case of persons, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan. Shareholders who intend to hold their shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions. See “Tax Aspects Under Subchapter M.”

There is no charge to participants for reinvesting dividends or capital gain distributions through the Plan. Any fees associated with the handling of the reinvestment of dividends and distributions will be paid by the Company. The Company reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all affected Shareholders at least 90 days before the record date for the dividend or distribution.

NET ASSET VALUATION

The Company computes its net asset value as of the last business day of each month. In determining its net asset value, the Company values the investments of the Company as of such month-end utilizing the net asset values of the Investment Funds as a practical expedient.

The net asset value of the Company equals the value of the assets of the Company, less all of its liabilities, including accrued fees and expenses. The net asset value per Share of the Company equals its net asset value divided by the number of its outstanding Shares. The Board of Directors has established procedures pursuant to which the Company’s investments in Investment Funds are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund’s valuation policies and reported at the time of the Company’s valuation, and calculated as the Company’s interest in the net assets of each Investment Fund using reported net asset value as a practical expedient, but may be subject to certain adjustments. As a general matter, the fair value of the Company’s interest in an Investment Fund represents the amount that the Company could reasonably expect to receive from an Investment Fund if the Company’s interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Company believes to be reliable. In the unlikely event that an Investment Fund does not report a month-end value to the Company on a timely basis, the Company would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Company values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as

“estimated” or “final” values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Company’s valuation date.

Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser believes to be reasonably appropriate and otherwise consistent with industry standards. Although procedures approved by the Board of Directors provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, typically neither the Adviser nor the Board of Directors will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited).

The Company’s valuation procedures require the Adviser to consider all relevant information available at the time the Company values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by the Investment Manager of an Investment Fund does not represent the fair value of the Company’s interests in the Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund’s governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in interests in a particular Investment Fund, the Company would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Company may determine that it is appropriate to apply such a discount. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

The Adviser assesses the accuracy of each Investment Fund’s reported monthly net asset value using various means. These include correlating a reported valuation with one or more strategy-specific benchmarks that the Adviser believes correlate with the strategy of the Investment Fund; discussing at least monthly the performance of the Investment Fund with the Investment Manager’s personnel; and reviewing and analyzing, on an annual basis, the Investment Fund’s audited financial statements.

The valuations reported by the Investment Funds, upon which the Company calculates its month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that later time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Investment Funds’ independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time.

The Company’s net asset valuation in turn may be subject to certain adjustments that the Board of Directors may approve or pursuant to procedures adopted by the Board of Directors. Under those procedures, adjustments generally will not be made more than 90 days after the relevant month-end date of valuation. Any such later adjustments will be reported to the Company’s Valuation Committee and to affected Shareholders.

In circumstances where no adjustment is made to the net asset valuation of the Company, Shares purchased or sold by Shareholders will not be adjusted. Under such circumstances, and by way of example, if an adjustment would have reduced the Company’s net asset value, the outstanding Shares of the Company will be adversely affected by the Company’s prior repurchases of Shares at a higher net asset value per Share than had the adjustment been made. Conversely, if an adjustment would have increased the Company’s net asset value, the outstanding Shares of the Company will benefit, to the detriment of Shareholders who previously had their Shares repurchased at a lower net asset value than had the adjustment been made.

The procedures approved by the Board of Directors provide that, where deemed appropriate by the Adviser and consistent with the Investment Company Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Company is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Company’s investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board of Directors, determines in good faith best reflects approximate fair value. The Board of Directors will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Company and consistent with applicable regulatory guidelines.

If the Company holds any securities other than interests in Investment Funds, the Company will generally value the portfolio securities held by the Company as follows:

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U.S. exchange listed and Nasdaq traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

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Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board of Directors will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board of Directors to represent fair value.

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If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price, in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request the Valuation Committee, comprised, among others, of at least one Director, to instead adopt procedures to be used by the Adviser, if so delegated by the Board of Directors and in accordance with procedures adopted by the Board of Directors, to value the security at fair value, subject to the oversight of the Valuation Committee.

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All assets and liabilities initially expressed in non-U.S. currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Company is determined.

When an event materially affects the values of securities held by the Company or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

Expenses of the Company, including the Advisory Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Company’s net assets if the Board of Directors’ or the Adviser’s judgments regarding appropriate valuations should prove incorrect. Also, Investment Managers to the Investment Funds generally will provide determinations of the net asset value of Investment Funds only on a weekly or monthly basis, in which event it typically will not be practical to determine the net asset value of the Company more frequently. Because the values assigned to one or more Investment Funds may be subject to later adjustment based on information not reasonably available at the time of the Company’s fair valuation, the Company’s issuance or repurchase of Shares of the Company at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of existing Shareholders, as well as those Shareholders who purchased and/or had their Shares repurchased.

The Board of Directors may cause appropriate reserves for the Company to be created, accrued and charged against net assets (and, therefore, the Company’s net asset value). Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate.

CONFLICTS OF INTEREST

SkyBridge (including, for purposes of this discussion, its subsidiaries and other affiliates) engages in a broad spectrum of activities, including asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions and other activities. SkyBridge’s business also has included in the past providing seed capital to hedge fund managers and hedge funds. Thus, references to “affiliates,” as used in this section, may include such managers and funds. In the ordinary course of business, SkyBridge engages in activities in which SkyBridge’s interests or the interests of its clients may conflict with the interests of the Company or the Shareholders. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Company or the Shareholders. In acquiring Shares, a Shareholder will be deemed to have acknowledged the existence of potential conflicts of interest relating to SkyBridge and to the Company’s operating in the face of those conflicts.

SkyBridge’s service arrangements with the Company. SkyBridge acts for the Company both as Adviser and Administrator under separate contracts. While the investment advisory fee may not be increased without a vote of Shareholders, SkyBridge may ask the Board of Directors to approve changes to SkyBridge’s administrative and investor services fee from time to time based on SkyBridge’s representation that the fees are fair and reasonable. SkyBridge will provide information and data with respect to its request and the Board will be asked to approve the fees following due consideration of the materials and based on appropriate factors. SkyBridge and its personnel are fiduciaries to the Company when determining the need for and proposed cost of various services under the contracts. Nonetheless, in reviewing its various service and fee terms with the Board of Directors under these different arrangements, SkyBridge has a conflict between its fiduciary interests in seeing the Company’s service needs properly provided and realizing compensation and profits for itself. In addition, whether acting as Adviser or Administrator, SkyBridge designates certain third-party costs as expenses of the Company. SkyBridge has a similar conflict when evaluating these costs and considering their allocation as between itself, the Company and other SkyBridge clients.

Transactions by SkyBridge—SkyBridge may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Company. Such an opportunity could include a business or a fund manager that competes with the Company or an Investment Fund in which the Company has invested or proposes to invest.

Asset Management Activities—SkyBridge and its affiliates conduct a variety of asset management activities, including sponsoring unregistered investment funds and managers. SkyBridge’s investment management activities may present conflicts if the Company and these other investment funds either compete for the same investment opportunity or pursue investment strategies counter to each other. Under existing applicable legal requirements, the Adviser is prohibited from investing the assets of the Company in an Investment Fund that is advised by SkyBridge or an affiliate.

Voting Rights in Private Funds—From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Investment Funds in connection with certain matters. In such a case, assuming the Company holds voting securities of an Investment Fund, which it often does not, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by the Company, on behalf of the Company. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of the Company’s investment in the Investment Funds. As a result of these existing business relationships, the Adviser may face conflicts of interest acting on behalf of the Company and its Shareholders.

The Company may, for regulatory reasons such as to avoid potential affiliation issues, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold all or a substantial portion of its interests in non-voting form. This may entail the Company subscribing for a class of securities that is not entitled to vote or contractually waiving voting rights. It also is expected that other clients of the Adviser may have voting interests in an Investment Fund in which the Company is invested, in which case the Adviser may have discretion to vote those interests and would do so on behalf of the other clients and generally without regard for the interests of the Company.

Diverse Membership; Relationships with Shareholders—The Shareholders are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in the Company. The conflicting interests of individual Shareholders may relate to or arise from, among other things, the nature of investments made by the Company, the structuring of the acquisition of investments of the Company, and the timing of disposition of investments. This structuring of the Company’s investments and other factors may result in different returns being realized by different Shareholders. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Shareholder than for another, especially with respect to Shareholders’ individual tax situations. In selecting Investment Funds for the Company, the Adviser will consider the investment and tax objectives of the Company as a whole, not the investment, tax or other objectives of any Shareholder individually.

Relationship with Adviser and Placement Agents—The Adviser or its affiliates, including the Principal Underwriter, make certain ongoing payments to Placement Agents from its or their own resources. Thus, the Placement Agents and their registered representatives may have a conflict, when advising investors and prospective investors, between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation. Pursuant to the prohibition on affiliated transactions under the Investment Company Act, the Adviser may not be able to select affiliates of a Placement Agent or sub-Placement Agent as Investment Funds for the Company.

Related Funds—The personnel of the Adviser and its affiliates provide advisory services to various other funds, such as SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. Conflicts of interest may arise for the

Adviser in connection with certain transactions involving investments by the Company in Investment Funds and investments by other funds advised by the Adviser or its affiliates, or sponsored or managed by the Adviser, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in the Company by other funds advised or managed by the Adviser. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, shareholders or employees, but that the investment is not appropriate for the Company. Situations also may arise in which the Adviser or an affiliate or their clients, has made investments that would have been suitable for investment by the Company but, for various reasons, were not pursued by, or available to, the Company. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, shareholders or employees may disadvantage the Company in certain situations, if, among other reasons, the investment activities limit the Company’s ability to invest in a particular Investment Fund.

Other Advisory Clients—The Adviser or its affiliates provide investment management services to other clients, and may do so regardless of whether the investment policies of those clients are similar to, or differ from, those of the Company. In addition, the Adviser or its affiliates may give advice and take action in the performance of their duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to the Company. Accordingly, the Company may be seeking to obtain limited capacity from Investment Funds at the same time as the Adviser’s other clients. Similarly, to the extent that an Investment Fund imposes withdrawal limitations, actions taken by other clients may be adverse to the Company. Neither the Adviser nor its affiliates will have any obligation to purchase or sell, or recommend for purchase or sale, for the account of the Company any investment or other property that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale, for its own account or the account of any other client. By reason of investment and other activities, SkyBridge or its affiliates may from time to time acquire privileged and/or confidential information about corporations or other entities and their securities and, as applicable, SkyBridge or its affiliates will not be free to divulge such information to, as applicable, the Adviser or to the Company or to otherwise act upon it. Additionally, clients may from time to time have access to or have the right to obtain information about investment decisions made for the Company or other clients. Based on such information, clients may take actions that are adverse to the Company.

When acting as investment adviser for other investment vehicles and clients, the Adviser will not necessarily allocate capital of the Company to the same Investment Managers that it engages for such other investment vehicles and clients. The Adviser has an allocation policy which is designed to treat all clients fairly with regard to the allocation of investment opportunities. In allocating investment opportunities, the Adviser often considers a variety of factors in determining the fairness of any allocation among its clients. The Adviser will typically consider whether the underlying fund investment opportunity is scarce or not and, if so, will seek to allocate the opportunity appropriately. The Adviser also considers whether the underlying fund investment opportunity is closed to “new investors” by the underlying fund manager and any other restrictions imposed by an underlying fund or investment. The Adviser also considers the type of client (i.e. Investment Company Act registered fund, private fund or managed account), client target allocations and inception dates (and potentially different underlying fund lock-up periods), cash flows and available cash, liquidity, investment objectives and restrictions (which may include manager and strategy investment limits), risk tolerances and past allocation decisions. As a result of the foregoing, the Adviser does not generally allocate investment opportunities on a pro-rata basis and instead employs a fair treatment policy in which investment opportunities are allocated to clients based on the totality of factors discussed in this paragraph and any other factors the Adviser may deem relevant. The Adviser’s primary goal is to allocate such investment opportunities, as and when they are available, in a fair and equitable manner to account for the diverse and varied circumstances of each client. Notwithstanding efforts on the part of the Adviser to assure equitable treatment, individual allocation decisions can be expected to have varying outcomes.

Management of the Company—Personnel of the Adviser and its affiliates will devote such time as the Adviser and its affiliates, in their discretion, deem necessary to carry out the operations of the Company effectively. Officers and employees of the Adviser and its affiliates will also work on other projects for SkyBridge and its other affiliates (including other clients served by the Adviser and its affiliates), and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

Indemnities—The Company’s Directors and officers (including an Advisory Director), the Adviser, the Principal Underwriter, the Administrators, the Placement Agents, the Investment Managers and Investment Funds and certain of the affiliates of each of these often are entitled to indemnities from the Company for certain liabilities, costs and expenses they incur in respect of the Company. Indemnification is typically part of a package of protections for the indemnified party that include agreed standards of care in which the person disclaims liability to the Company unless the person’s conduct rises to a particular standard such as gross negligence, willful misconduct, reckless disregard of duty or the like. Indemnification often provides for advancement of expenses to the indemnified party even in advance of any determination of liability.

Determination of Fair Value—In determining the fair value of its assets not traded on regulated exchanges, subject to procedures adopted by the Board of Directors, the Company will typically rely on values provided by the Adviser and the Investment Managers. The Adviser and the Investment Managers generally will face a conflict of interest in valuing such securities because these values will affect their compensation.

Media and SALT Conference—Mr. Scaramucci, Founder of the Adviser and other personnel of the Adviser, regularly appear as knowledgeable market participants on various television programs. Those appearances could create potential or perceived conflicts of interest. For example, SkyBridge personnel may discuss individual equity positions while discussing the financial markets and investors may or may not have indirect exposure to these positions through the Investment Funds. Other potential conflicts are also possible.

SkyBridge Alternatives (“SALT”), a company affiliated with the Adviser, hosts a large investment conference biannually in the U.S. and abroad. The conference has grown to include participation by over 1,800 thought leaders, public policy officials, business professionals, investors and money managers from around the world. The Company expects to have a relationship with SALT on a go-forward basis. This relationship with SALT raises potential for actual or perceived conflicts of interest, including when the Company’s underlying managers or prospective managers participate in SALT conferences as paying guests, speakers or event sponsors.

DISCLOSURE OF PORTFOLIO HOLDINGS

The Company’s portfolio holdings are made public, as required by law, in the Company’s annual and semi-annual reports. These reports are filed with the SEC and mailed to Shareholders approximately 60 days after the last day of the relevant period. (In addition, these reports are available upon request.) Also as required by law, the Company’s portfolio holdings are reported to the SEC approximately 60 days after the last day of the Company’s relevant first or third fiscal quarterly period. Selected holdings, as well as certain statistical information relating to portfolio holdings, such as strategy breakdowns or strategy performance, is made available to Shareholders in their monthly letter from the Company, which is generally sent approximately 40 days following the end of the relevant month. As should be clear, because the Company considers current portfolio holding information proprietary, such information is typically withheld for some time before being made public.

In addition, recent performance and statistical data, including mid-month and month-end preliminary performance estimates and portfolio positions, are available on http://www.skybridge.com/investment-solutions/our-funds/registered-funds/ by emailing IR@skybridge.com. The Company may provide additional information to Shareholders and their representatives upon request. In connection with requests for additional information, the Company may require information from the recipient and the execution of an agreement to retain the confidentiality of the information provided.

When authorized by appropriate executive officers of the Company, portfolio holdings information may be given more frequently than as just described to third-party service providers and certain affiliated persons of the Company. To date, these persons are limited to the Custodian (full portfolio daily, no lag), in addition to the Adviser and its personnel, internal and external accounting personnel (full portfolio daily, no lag) and the Company’s independent registered public accounting firm. Finally, on occasion the Company may disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the internal policies and procedures, conflicts between the interests of the investors and those parties receiving portfolio information will be considered. In addition to the Company’s policies and procedures in this area, a number of fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them. Neither the Company nor the Adviser (nor its affiliates) receives any compensation in connection with the disclosure of information to these parties, and all such arrangements are pursuant to policies approved by the Board of Directors, which has determined that they are appropriate and in the best interest of Shareholders. These Company policies and procedures will be reviewed by the Directors on an annual basis, for adequacy and effectiveness, in connection with the Company’s compliance program under Rule 38a-1 under the Investment Company Act; and related issues will be brought to the attention of the Directors on an as appropriate basis.

Additionally, the Adviser or its personnel from time to time may comment to the press, Shareholders, prospective investors or investor fiduciaries or agents (orally or in writing) on the Company’s portfolio securities or may state that the Company recently acquired or disposed of interests in an Investment Fund or other security. This commentary also may include such statistical information as industry, country or strategy exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, Sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Shares or of portfolio securities of the Company.

SUBSCRIPTIONS FOR SHARES

Subscription Terms

The Company accepts initial and additional subscriptions for Shares as of the first business day of each calendar month, except that the Company may offer Shares more frequently as determined by the Company or its designated agents. Any amounts received in advance of the initial or subsequent closings will be placed in an escrow account with the Custodian prior to their investment in the Company. The investor must also submit a completed subscription agreement and any other required documentation before the applicable subscription date, which must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). The Company reserves the right to reject any subscription for Shares, and the Company or its designated agents may, in its or their sole discretion, suspend subscriptions for Shares at any time and from time to time. To assist the Company in meeting its “know your customer” obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (or with the Principal Underwriter) (the “brokerage accounts”), and are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date (or, if any such date is not a business day, the immediately preceding business day). Although the Company or its designated agents, including the Principal Underwriter, may accept, in its or their sole discretion, a subscription prior to receipt of cleared funds or subject to different timing than noted above, an investor may not become a Shareholder until cleared funds have been received.

Shares are offered at their net asset value per Share, and each Share subscribed for represents a capital investment in the Company in that amount. The minimum initial investment from each investor is $25,000, and the minimum additional investment is $10,000. The minimum initial and additional investments may be reduced by the Company or its designated agents with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Company, the Adviser or their affiliates). Financial intermediaries may require a higher initial or subsequent investment amount than described above. The Board of Directors may, in its discretion, cause the Company to repurchase a Shareholder’s entire interest in the Company (i.e., all Shares of the Company held by the Shareholder) if the Shareholder’s investment balance in the Company, as a result of repurchase or transfer requests by the Shareholder, is less than $25,000.

Initial and any additional purchases of Shares will be payable in one installment and will be debited directly by any approved Placement Agent, on behalf of the Company (or the Principal Underwriter in the case of Placement Agents appointed by the Principal Underwriter), from each investor’s brokerage account (unless other arrangements are permitted by the Company or its designated agents). Although the Company may accept contributions of securities, the Company has no intention at present of doing so. If the Company chooses to accept a contribution of securities, the securities would be valued in the same manner as the Company values its other assets.

Each new Shareholder must agree to be bound by all of the terms of the LLC Agreement. Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an “Eligible Investor” as described below and is purchasing Shares for his, her or its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

Eligible Investors

Each prospective investor in the Company will be required to certify to the Company that the Shares subscribed for are being acquired for the account of an “accredited investor” as defined in Regulation D under the 1933 Act. Investors who are “accredited investors” as defined in Regulation D (generally, individuals having a net worth of at least $1 million (not including the value of the primary residence as an asset nor indebtedness, up to such primary residence’s fair market value, secured by such primary residence as a liability), or earning at least $200,000 in each of the past two years, or entities having total assets of at least $5 million, entities all of whose beneficial owners are themselves accredited investors, banks or savings and loan associations, etc.) are referred to in this Prospectus as “Eligible Investors.” In addition, to assist the Company in meeting its “know your customer” obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Principal Underwriter). Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Shareholder are summarized in the subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to the Prospectus.

Principal Underwriter and Placement Agents

Hastings Capital Group, LLC, an affiliate of the Adviser, has been appointed to serve as the Company’s Principal Underwriter for a fee, with authority to sell Shares directly and to appoint Placement Agents to assist the Principal Underwriter in selling Shares on a reasonable best efforts basis.

The Adviser or its affiliates, including the Principal Underwriter, may pay from their own resources compensation to the Placement Agents. The current recipients of such payments are Merrill Lynch, Pierce, Fenner & Smith Incorporated, Kestra Investment Service LLC and Hastings Capital Group LLC; however, Placement Agents may be added or removed from time to time. As to each investor referred by a Placement Agent to date, such compensation will be in the range of 0.0% to 0.2% of the value of the Shares held by the investor per annum. In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in connection with placement of Shares or servicing of investors in excess of that which otherwise would have been paid in connection with their placement of units of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

Furthermore, the Adviser or its affiliates may also offer other incentives such as sponsorship of or payment of speaking fees for educational or client seminars relating to current products and issues, assistance in training and educating Placement Agents’ and other intermediaries’ personnel, payments or reimbursements for travel and related expenses associated with due diligence trips that a Placement Agent or other intermediary may undertake in order to explore possible business relationships with the Adviser or affiliates of the Adviser, and/or payments of costs and expenses associated with attendance at seminars, including travel, lodging, entertainment and meals. As permitted by applicable laws and regulations, the Adviser or an affiliate may pay or allow other incentives or payments to the Placement Agents and other intermediaries.

REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

No Shareholder or other person holding Shares acquired from a Shareholder will have the right to require the Company to redeem the Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Shareholders may not be able to liquidate their investment other than as a result of repurchases of Shares by the Company, as described below.

Repurchases of Shares

The Company may from time to time repurchase Shares from Shareholders in accordance with written tenders by Shareholders at those times, in those amounts, and on terms and conditions as the Board of Directors may determine in its sole discretion. Each such repurchase offer generally will apply to 10-20% of the net assets of the Company. In determining whether the Company should offer to repurchase Shares from Shareholders, the Board of Directors will consider the recommendation of the Adviser. The Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Shareholders semi-annually (with Valuation Dates of March 31 and September 30 of a calendar year). In determining whether to accept such a recommendation, the Board of Directors will consider the following factors, among others:

•	whether any Shareholders have requested to tender Shares;

•	the liquidity of the Company’s assets (including fees and costs associated with withdrawing from Investment Funds);

•	the investment plans and working capital and reserve requirements of the Company;

•	the relative economies of scale of the tenders with respect to the size of the Company;

•	the history of the Company in repurchasing Shares;

•	the availability of information as to the value of the Company’s interests in underlying Investment Funds;

•	the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

•	any anticipated tax consequences to the Company of any proposed repurchases of Shares; and

•	the recommendations of the Adviser.

As described in more detail under the heading “Types of Investments and Related Risks—Investment Related Risks—Restricted and Illiquid Investments” above, the Board of Directors also will consider, when recommended by the Adviser, the percentage of the Company’s assets placed in “side pockets” established by the underlying Investment Funds and whether that percentage warrants limiting, or even halting, repurchases of the Company’s Shares.

The Company will repurchase Shares from Shareholders at net asset value pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Shareholders or persons holding Shares acquired from Shareholders, or to one or more classes of Shareholders, as applicable. The value of a Shareholder’s Shares that are being repurchased will be the value of the Shares as of the date of their repurchase (i.e., as of the relevant Valuation Date described below). When the Board of Directors determines that the Company will repurchase Shares, notice will be provided to Shareholders describing the terms of the offer, containing information Shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Such notice may be transmitted by alternative means, such as pursuant to publication in an appropriate periodical and such other processes as may be consistent with regulatory requirements imposed by SEC rules. Shareholders deciding whether to tender Shares during the period that a repurchase offer is open may obtain the net asset value of their Shares by contacting BNYM during the period at the contact number provided in the Shareholder’s repurchase materials.

Repurchases of Shares from Shareholders by the Company may be paid, in the discretion of the Company or its designated agents, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company or on Shareholders not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Company of all eligible written tenders of Shares from Shareholders. Any in kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Shareholders on a proportional basis. The Company does not impose any charges in connection with repurchases of Shares.

In light of liquidity constraints associated with investments in Investment Funds and that the Company may have to effect withdrawals from those Investment Funds to pay for Shares being repurchased, the Company expects to employ the following repurchase procedures:

•

A Shareholder choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be 95 calendar days prior to the date as of which Shares are to be repurchased. Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March or September. This means, for example, that the Notice Date for a repurchase offer having a September 30 Valuation Date would be on or before June 27. Tenders are not revocable following the Notice Date without the Company’s consent.

•

Promptly after accepting any tender, the Company will give to each Shareholder a promissory note (the “Promissory Note”) entitling the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shareholder’s Shares accepted for repurchase. There typically will be a “hold-back” applicable to each Shareholder tendering 95% or more of their Shares for repurchase. The promissory note that will be issued to such a Shareholder when Shares are accepted for repurchase by the Company will provide for a two-step payment. As the first payment, at least 95% of the amount due will be paid within 30 days of the Valuation Date; as the second payment, the remaining amounts due will be paid within 90 days of the Valuation Date. Shareholders should note that, though cash payments on a Promissory Note will be wire transferred to a Shareholder’s authorized Placement Agent within the time periods referenced above, a Placement Agent may require up to an additional two business days to process payment and credit a Shareholder’s account accordingly.

•

The Promissory Note will be non-interest bearing and non-transferable. Subject to the “hold-back” described above, payment in respect of the Promissory Note will be made as of the later of (1) a period of within 30 days after the Valuation Date or (2) if the Company has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares of the Company, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn from the Investment Funds. Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in kind distribution of securities.

If modification of the Company’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements, or for other reasons, the Board of Directors will adopt revised procedures reasonably designed to provide Shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

Payment for repurchased Shares may require the Company to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Company’s investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Company incurring redemption, withdrawal or similar fees charged by one or more Investment Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

A Shareholder tendering for repurchase only a portion of its Shares in the Company will be required to maintain an investment balance of at least $25,000 with respect to the Company after giving effect to the repurchase. If a Shareholder tenders an amount that would cause its investment balance to fall below the required minimum, the amount to be repurchased from the Shareholder may be reduced so that the required minimum balance is maintained or the Company may repurchase the Shareholder’s entire interest in the Company.

The Company may repurchase the Shares, or a portion of them, of a Shareholder or any person acquiring Shares from or through a Shareholder, without consent or other action by the Shareholder or other person, if the Company or its designated agents in its or their sole discretion determines that:

•

the Shares have been transferred in violation of the LLC Agreement or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder;

•

ownership of the Shares by a Shareholder or other person is likely to cause the Company to be in violation of, or subject the Company to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•

continued ownership of the Shares by a Shareholder may be harmful or injurious to the business or reputation of the Company, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company or any Shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

•	any of the representations and warranties made by a Shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

•

with respect to a Shareholder subject to “Special Laws or Regulations” as defined in the LLC Agreement, the Shareholder is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

•	it would be in the best interests of the Company for the Company to repurchase the Shares or a portion of them.

In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Shareholder, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Company.

Transfers of Shares

Except as otherwise described below, no person may become a substituted Shareholder without the written consent of the Company or its designated agents, which consent may be withheld for any reason in their sole discretion. Shares held by a Shareholder may be transferred only:

•	by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Shareholder; or

•	with the written consent of the Company or its designated agents, which may be withheld in its sole discretion.

Notice to the Company of any proposed transfer of Shares must include satisfactory evidence that the proposed transferee meets any requirements imposed by the Company with respect to investor eligibility and suitability, including the requirement that any investor (or investor’s beneficial owners in certain circumstances) has a net worth immediately prior to the time of subscription of at least $1 million (not including the value of the primary residence as an asset nor indebtedness, up to such primary residence’s fair market value, secured by such primary residence as a liability), meets certain annual income requirements, or is a bank or savings and loan association, etc. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee, unless such requirement is waived by the Company in its discretion. Consent to a transfer of Shares by a Shareholder generally will not be granted unless the transfer is to a single transferee or, after the transfer of the Shares, the Share balance of each of the transferee and transferor is not less than $25,000 with respect to the Company. A Shareholder transferring Shares may be charged reasonable expenses, including attorneys’ and accountants’ fees, incurred by the Company in connection with the transfer. In connection with any request to transfer Shares, the Company may require the Shareholder requesting the transfer to obtain, at the Shareholder’s expense, an opinion of counsel selected by the Company or its agents as to such matters as may be reasonably requested.

Any transferee acquiring Shares by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Shareholder or otherwise will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Company, but will not be entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the LLC Agreement. If a Shareholder transfers Shares with the required approvals, the Company will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Company as a Shareholder.

In subscribing for Shares, a Shareholder agrees to indemnify and hold harmless the Company, the Board of Directors, the Adviser, each other Shareholder and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Shareholder in violation of these provisions or any misrepresentation made by that Shareholder or a substituted Shareholder in connection with any such transfer.

TAX ASPECTS GENERALLY

The following is a summary of certain aspects of the income taxation of the Company and its Shareholders that should be considered by a prospective Shareholder. The Company has not sought a ruling from the Internal Revenue Service (the “IRS”) or any other U.S. federal, state or local agency with respect to any tax matters affecting the Company and its Shareholders, nor has it obtained an opinion of counsel with respect to any of those matters. References in this summary to the tax consequences of the Company’s investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Company and those indirectly attributable to the Company as a result of investing in the Investment Funds.

The summary of the U.S. federal income tax treatment of the Company and its Shareholders set out below is based upon the Code, judicial decisions, Treasury regulations (proposed and final) and administrative rulings in existence to date, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Company; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, tax-exempt entities, insurance companies, financial institutions, partnerships and other pass-through entities, persons whose “functional currency” is not the U.S. dollar, traders and dealers in securities, and persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, the summary does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax. Except where explicitly noted, the summary applies only to Shareholders that hold their Shares as capital assets for U.S. federal income tax purposes (generally, for investment) and are “United States persons” within the meaning of the Code. Each prospective Shareholder should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in the Company.

Entities generally exempt from U.S. federal income tax, including employee benefit plans, IRAs and Keogh plans, should, in addition to reviewing the discussion below, focus on those sections of this Prospectus regarding liquidity and other financial matters to determine whether the investment objectives of the Company are consistent with their overall investment plans. Each prospective tax-exempt Shareholder is urged to consult its own counsel regarding the acquisition, ownership and disposition of Shares.

TAX ASPECTS UNDER SUBCHAPTER M

Qualification as a Regulated Investment Company. The Company qualifies and intends to continue to qualify for the special tax treatment afforded to regulated investment companies (“RICs”) under the Code. As long as the Company so qualifies and meets certain annual distribution requirements discussed below, the Company (but not its Shareholders) will not be subject to U.S. federal income tax on the part of its net ordinary income and net realized capital gains that it distributes to Shareholders. The Company intends to distribute all of such income and gains each year.

To qualify for the favorable tax treatment of a RIC, the Company generally must distribute at least 90% of its investment company taxable income (as defined in the Code, but without regard to the dividends paid deduction) for the taxable year. The Company must also satisfy certain other requirements of the Code, some of which are described below. Distributions by the Company made during the taxable year or, under specified circumstances, within a period up to twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

Generally, to qualify as a RIC, the Company must derive at least 90% of its gross income each taxable year from dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, net income derived from an interest in a “qualified” publicly traded partnership and certain other income. For these purposes, the character to the Company of income that is allocated to it by an Investment Fund that is treated as a partnership for U.S. federal income tax purposes generally will be determined as if the Company realized such income directly.

In addition to satisfying the requirements described above required for qualification as a RIC, the Company must satisfy an asset diversification test. The asset diversification test generally is applied, with respect to the Company’s investments in Investment Funds treated as partnerships for U.S. federal income tax purposes, at the level of the holdings of the Investment Funds. Under that test, at the close of each quarter of the Company’s taxable year, at least 50% of the value of the Company’s assets must generally consist of cash and cash items,

U.S. Government securities, securities of other regulated investment companies and securities of other issuers. As to each of those other issuers, the Company’s investment in the securities of each such issuer must not represent more than 5% of the value of the Company’s total assets and the Company must not hold more than 10% of the outstanding voting securities of each such issuer. In addition, no more than 25% of the value of the Company’s total assets may be invested in the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Company controls and which are engaged in the same or similar trades or businesses or related trades or businesses or in “qualified” publicly traded partnerships. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities. The ongoing requirements for qualification as a RIC require that the Company obtain information from the Investment Funds in which the Company is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, the Company retains an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds and to perform the asset diversification test quarterly. The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless will rely in substantial part on the service provider referenced in the prior sentence. As discussed in “Offering Synopsis—Risk Factors—There Are Special Tax Risks,” should the Company fail the asset diversification test for a given quarter, there are ways such failure can be cured. However, there can be no assurance that, if the Company fails to satisfy the Subchapter M asset diversification test, it will be able to avail itself of these remedies.

Failure to Qualify as a Regulated Investment Company. If, in any taxable year, the Company fails to qualify as a RIC under the Code, the Company would be taxed in the same manner as an ordinary corporation and all distributions out of current or accumulated earnings and profits (including distributions of capital gains) to its Shareholders would generally be taxable to them as dividends. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, the Company could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Excise Tax. The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, the sum of (i) 98% of its ordinary income, determined on a calendar year basis, and (ii) 98.2% of its capital gain net income, determined, in general, on an October 31 year end, plus certain undistributed amounts from the previous years. For these purposes, a RIC will be deemed to have distributed any income or gains on which it paid U.S. federal income tax. While the Company intends to distribute its income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which the Company may not have the necessary information, or may, for other reasons, elect not to make the distributions necessary to avoid this tax. In such event, the Company will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Distributions

Dividends paid by the Company from its ordinary income or from its excess of net short-term capital gains over net long-term capital losses (together referred to as “ordinary income dividends”) are taxable to Shareholders as ordinary income. Distributions made from the Company’s excess of net long-term capital gains over net short-term capital losses that are properly reported as such (“capital gain dividends”) are taxable to Shareholders as long-term capital gains, regardless of the length of time the Shareholder has owned Shares. Distributions in excess of the Company’s current and accumulated earnings and profits will first reduce the adjusted tax basis of a Shareholder’s Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such Shareholder. The Company will provide its Shareholders with a written notice designating the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income or qualified REIT dividends (discussed below) and as ordinary income dividends.

Dividends are taxable to Shareholders even if they are reinvested in additional Shares of the Company. A portion of the Company’s ordinary income dividends attributable to the dividends received from domestic corporations (other than REITs), and designated as such, may be eligible for the dividends received deduction allowed to corporations under the Code. In addition, distributions of investment company taxable income that are designated by the Company as derived from “qualified dividend income” are taxed to individual and other non-corporate Shareholders at the rates applicable to long-term capital gain. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria, although dividends paid by REITs generally will not be eligible to be treated as qualified dividend income. Certain holding period and other requirements must be met by both the Shareholder and the Company for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be.

If the Company receives a dividend (other than a capital gain dividend) in respect of shares of REIT stock in which the Company satisfies certain holding period requirements, then dividends to Shareholders attributable to that REIT dividend income (as reduced by certain expenses) may be reported by the Company as eligible for the 20% deduction for “qualified REIT dividends” generally available to non-corporate shareholders under the Code. In order to qualify for this deduction, non-corporate shareholders must meet certain holding period requirements with respect to their investment in the Company.

Non-corporate taxpayers generally are eligible for a deduction of up to 20% of “qualified publicly traded partnership income.” The Company will not be able to claim such a deduction in respect of income allocated to it by any master limited partnerships or other publicly traded partnerships in which it invests, and absent any additional guidance, the law does not allow non-corporate shareholders to claim a deduction in respect of Company dividends attributable to any such income.

If the Company pays a dividend in January that was declared in the previous October, November or December to Shareholders of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Company and received by its Shareholders on December 31 of the year in which the dividend was declared.

The Company may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its Shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Company on the gain and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

If an investor buys Shares just before the record date of a dividend declared by the Company, the investor will receive that dividend. While the receipt of dividends shortly after a purchase of Shares by an investor may seem like a windfall to an investor, such dividends generally will have the effect of reducing the per share net asset value of the investor’s Shares by the per share amount of the dividends, subject to other market fluctuations. Such dividends, although in effect a return of capital, are subject to ordinary income or capital gain taxes. Accordingly, the timing of the purchase of the Shares may result in a return of a portion of the investment as taxable income. Therefore, prior to purchasing Shares, an investor should carefully consider the impact of ordinary income or capital gains dividends that are expected to be or have been announced.

Sale or Exchange of Shares

Upon the sale, exchange or other disposition of Shares (except pursuant to a repurchase by the Company, as described below), a Shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares. Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the Shares. Generally, a Shareholder’s gain or loss will be a long-term capital gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation. A loss realized on a sale, exchange or other disposition of Shares will be disallowed if the Shareholder acquires (whether through the automatic reinvestment of dividends or otherwise) or enters into a contract or option to acquire securities that are substantially identical to such Shares within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a Shareholder on the sale, exchange or other disposition of Shares held for six months or less are treated as long-term capital losses to the extent of any capital gain dividends received (or amounts designated as undistributed capital gains) with respect to such Shares.

From time to time, the Company may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss as described above. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, the proceeds of the repurchase offer may be treated as a dividend paid to that Shareholder, rather than as amounts received in exchange for the tendered Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Company increase as a result of the repurchase offer, will be treated as having received a taxable dividend from the Company. The extent of such risk will vary depending upon the particular circumstances of the repurchase offer, and in particular whether such offer is part of a plan for periodically redeeming Shares of the Company.

Upon the repurchase of a Shareholder’s Shares, the Company will report the gross proceeds and, for Shares acquired on or after January 1, 2012 and disposed of after that date, cost basis to such Shareholder and the IRS. For each repurchase, the cost basis will be calculated using the Company’s default method of average cost, unless such Shareholder instructs the Company in writing to use a different calculation method permitted by the IRS, including first-in, first-out or specific Share lot identification. The cost basis method elected by the Shareholder (or the cost basis method applied by default) for each repurchase of Shares may not be changed after the settlement date of each such repurchase of Shares. If a Shareholder holds its Shares through a broker (or other nominee), such Shareholder should contact that broker (or nominee) with respect to reporting of cost basis and available elections for its account. Shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the cost basis reporting requirements apply to them.

Foreign Taxes

Dividends and interest received by the Company may give rise to withholding and other taxes imposed by foreign countries. Tax treaties between certain foreign countries and the United States may reduce or eliminate such taxes. The Company will not be eligible to “pass through” to its Shareholders the amount of foreign taxes paid by the Company for foreign tax credit purposes.

Non-U.S. Shareholders

Ordinary income dividends paid to Shareholders that are not “United States persons” within the meaning of the Code (including non-resident aliens) (“non-U.S. Shareholders”) will generally be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding is provided under an applicable tax treaty. However, dividends paid by the Company that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Company properly reports such dividends to Shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a non-U.S. Shareholder, and that satisfy certain other requirements. Non-U.S. Shareholders should consult their own tax advisors concerning the applicability of any U.S. withholding tax.

A non-U.S. Shareholder would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Company that are designated as undistributed capital gains and any gains realized upon the sale or other disposition of Shares of the Company.

Special tax rules would apply to non-U.S. Shareholders if the Company is either a “United States real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds “United States real property interests” (“USRPIs”) the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. Under the special tax rules, distributions by the Company to a non-U.S. Shareholder that are attributable to (i) gains realized on the disposition of USPRIs by the Company and (ii) distributions received by the Company (directly or indirectly) from a lower-tier RIC or REIT that the Company is required to treat as USRPI gain in its hands would retain their character as gains realized from USRPIs in the hands of non-U.S. Shareholders and would be subject to U.S. federal withholding tax. In addition, such distributions could result in the non-U.S. Shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. If the Company is a present or former USRPHC that is not “domestically controlled,” U.S. federal withholding tax may also apply to the repurchase of Shares from a non-U.S. Shareholder, which could also result in the non-U.S. Shareholder being required to file a U.S. tax return and pay tax on any gain at regular U.S. federal income tax rates. The Company will be treated as “domestically controlled” if at all times during a certain testing period less than 50% of the value of its stock is held directly or indirectly by foreign persons.

Special rules would apply to a non-U.S. Shareholder whose investment in its Shares is effectively connected with the conduct of a U.S. trade or business, and the foregoing discussion does not address any consequences to such investors. In addition, the tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. Shareholders are advised to consult their own tax advisors with respect to the particular tax consequences to them of an investment in the Company.

FATCA

Under U.S. legislation commonly known as the “Foreign Account Tax Compliance Act” (“FATCA”), a 30% withholding tax on certain distributions of income generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. If withholding is required under FATCA on a payment related to any Company distribution, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Company will not pay any additional amounts in respect of amounts withheld under FATCA. Each investor should consult its tax advisor regarding the effect of FATCA based on its individual circumstances.

Backup Withholding

Under certain provisions of the Code, some Shareholders may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments (“backup withholding”). Generally, Shareholders subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Company or who, to the Company’s knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding. A non-U.S. Shareholder can generally establish an exemption from backup withholding by certifying as to its foreign status under penalties of perjury. Any amounts withheld as backup withholding may be refunded or credited against a Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Tax Treatment of Investments

References to investments and transactions discussed below include investments and transactions of both the Company and the various Investment Funds in which it invests.

Hedging and Derivative Transactions. The hedging and derivative transactions of the Company are subject to special tax rules of the Code that may, among other things, (a) affect the character of gains and losses realized (with long-term capital gains of non-corporate taxpayers generally subject to tax at lower rates than ordinary income), (b) disallow, suspend or otherwise limit the allowance of certain losses or deductions and (c) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to RICs). Operation of these rules could, therefore, affect the character, amount and timing of distributions to Shareholders. Special tax rules also will require the Company to mark to market certain types of positions in its portfolio (i.e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash. If the Company engages in transactions affected by these provisions, it intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasible, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded RICs under the Code.

Other Investments. The Company may invest in zero coupon bonds and other debt securities that are issued at a discount or provide for deferred interest. Such securities may be treated as issued with original issue discount (“original issue discount”) in an amount equal to the excess of the face value of the securities over their issue price. The Company generally will accrue the original issue discount over the term of the securities (as ordinary income), on a constant yield basis, even though the Company may not receive current interest payments attributable to such income. Since the original issue discount income earned by the Company in a taxable year may not be represented by cash income, it may have to dispose of securities, which it might otherwise have continued to hold, or borrow to generate cash in order to satisfy its distribution requirements. In addition, the Company’s investment in foreign currencies or foreign currency denominated or referenced debt securities, certain asset-backed securities and contingent payment and inflation-indexed debt instruments also may increase or accelerate the Company’s recognition of income, including the recognition of taxable income in excess of cash generated by such investments.

Section 1256 Contracts. The Code generally applies a “mark-to-market” system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. In general, subject to certain exceptions, a Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Company at the end of a taxable year of the Company will be treated for U.S. federal income tax purposes as if they were sold by the Company at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as “marking to market”), together with any gain or loss resulting from any actual sales of Section 1256 Contracts (or other termination of the Company’s obligations under such contract), must be taken into account by the Company in computing its taxable income for the year. Gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

Currency Transactions. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by the Company frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to the Company’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Company on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time the Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a non-U.S. currency and the time the Company collects the receivables or pays the liabilities may be treated as ordinary income or loss.

The Company may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as “Section 1256 Contracts” (see “Section 1256 Contracts” above), will not be subject to ordinary income or loss treatment under Section 988 of the Code. However, if the Company acquires any foreign currency futures contracts, option contracts or forward contracts that are not Section 1256 Contracts, any gain or loss realized by the Company with respect to such instruments will generally be ordinary, unless (i) the contract is a capital asset in the hands of the Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Unrelated Business Taxable Income

Generally, a tax-exempt organization (including an individual retirement account) is exempt from U.S. federal income tax on its passive investment income, such as dividends, interest and capital gains. This general exemption from tax does not apply to the “unrelated business taxable income” (“UBTI”) of a tax-exempt organization. Generally, income and gain derived by a tax-exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by “acquisition indebtedness” during the relevant period of time. However, a tax-exempt U.S. person investing in the Company will not realize UBTI with respect to an investment in Shares if the person does not borrow to make the investment. Tax-exempt U.S. persons are urged to consult their own tax advisors concerning the U.S. federal tax consequences of an investment in the Company.

Tax Shelter Disclosure Regulations

Under Treasury regulations, if a Shareholder recognizes a loss with respect to Shares in any single tax year of $2 million or more (or $4 million in a combination of years) for an individual Shareholder or $10 million or more in a single year (or $20 million in a combination of years) for a corporate Shareholder, the Shareholder will likely have to file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Passive Foreign Investment Companies

If the Company directly or indirectly purchases shares or other equity interests (which are collectively referred to as “shares” for purposes of this paragraph) in an Investment Fund (or similar investment entity) organized under foreign law and treated as a corporation for U.S. federal income tax purposes, the Company will generally be treated as owning shares in a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company may be subject to U.S. federal income tax and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions from such a company and on gain from the disposition of the shares of such a company (collectively referred to as “excess distributions”), even if such excess distributions are paid by the Company as a dividend to its Shareholders. The Company or, in the case of an investment in a PFIC by an Investment Fund that is a domestic partnership for U.S. federal income tax purposes, such Investment Fund, may be eligible to make an election with respect to certain PFICs in which it owns shares to treat such PFIC as a qualified electing fund (a “QEF election”), which election will allow the Company to avoid the general rules that would otherwise apply to excess distribution, including the imposition of the interest charge. However, a QEF election would require the Company to include in income each year a portion of the ordinary earnings and net capital gain of the PFIC, even if such amounts are not distributed to the Company. Any such distributions may be in the discretion of the PFIC and not in the control of the Company. The Company or the relevant Investment Fund may not be able to make a QEF election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, the Company could elect to “mark to market” at the end of each taxable year all shares that it holds in PFICs because it will publish its net asset value at least annually. If it made this election, the Company would recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value, but only to the extent of previously recognized “mark-to-market” gains. By making the mark-to-market election, the Company could avoid the general rules that would otherwise apply to excess distribution, including the imposition of the interest charge, but, in any particular year, the Company might be required to recognize income (which generally must be distributed to Shareholders) in excess of the distributions it received from PFICs and proceeds from the disposition of PFIC stock. Dividends paid by PFICs will not be treated as qualified dividend income.

Certain State and Local Taxation Matters

Ordinary income and capital gain dividends may also be subject to state and local taxes. Certain states exempt from state income taxation dividends paid by RICs that are derived from interest on U.S. Government obligations, although state law varies on this point.

THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON AN INVESTMENT IN THE COMPANY. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN RESPECTIVE TAX ADVISORS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND THE EFFECTS THEREON OF AN INVESTMENT IN THE COMPANY.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of Shares by (i) “employee benefit plans” (within the meaning of Section 3(3) of the ERISA) that are subject to Title I of ERISA, (ii) “plans” within the meaning of Section 4975(e)(1) of the Code to which Section 4975 of the Code applies and (iii) entities whose underlying assets are considered to include “plan assets” within the meaning of ERISA and the U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “DOL Regulations”) of any such employee benefit plan or plan (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the

Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan. Persons who are fiduciaries with respect to a Plan should consider, among other things: (1) the role that the investment plays in the Plan’s portfolio, taking into account whether the investment is designed reasonably to further the Plan’s purposes; (2) the risk and return factors associated with the investment; (3) the portfolio’s composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the Plan; and (4) the projected return of the total portfolio relative to the Plan’s funding objectives.

The fiduciary should, for example, consider whether an investment in the Company may be too illiquid or too speculative for the Plan, and whether the assets of the Plan would be sufficiently diversified if the investment is made. In addition, the fiduciary should consider the fact that none of the Company, the Adviser, any Investment Manager or any of their respective affiliates are undertaking to provide individualized investment advice or any recommendation to any Plan or Plan fiduciary as to the advisability of acquiring, holding or disposing of Shares in connection with their decision to invest in Shares of the Company. If a fiduciary of a Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the Plan, the fiduciary may be held personally liable for losses incurred by the Plan as a result of the breach.

Plan Asset Issues

ERISA and the DOL Regulations generally provide that when a Plan acquires an equity interest in an entity that is neither a “publicly-offered security” (within the meaning of the DOL Regulations) nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” or that the entity is an “operating company,” each as defined in the DOL Regulations. The term “benefit plan investors” is generally defined to include “employee benefit plans” within the meaning of Section 3(3) of ERISA that are subject to Title I of ERISA, “plans” within the meaning of Section 4975 of the Code that are subject to Section 4975 of the Code (including “Keogh” plans and IRAs), and entities whose underlying assets are considered to include plan assets by reason of such an employee benefit plan or plan’s investment in such entity (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by “benefit plan investors” and which does not satisfy another exception under the DOL Regulations). Because the Company has registered as an investment company under the Investment Company Act, the underlying assets of the Company are not considered to be “plan assets” of any Plan investing in the Company for purposes of ERISA’s fiduciary responsibility rules and the prohibited transaction rules of ERISA and the Code. For that reason, neither the Adviser nor any of the Investment Managers will be fiduciaries with respect to those Plans within the meaning of the DOL Regulations solely as a result of an investment in the Company by a Plan.

Prohibited Transaction Issues

Whether or not the underlying assets of the Company were deemed to constitute “plan assets,” as described above, the acquisition and/or holding of Shares by a Plan with respect to which the Company, the Adviser or an Investment Manager is considered a “party in interest,” within the meaning of ERISA, or a “disqualified person” within the meaning of the Code, may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Certain prospective Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment Managers. Each of the

Adviser, the Investment Managers and their affiliates may be deemed to be a “party in interest” or “disqualified person” to a Plan and/or a fiduciary of any Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets from being used for the benefit of a party in interest and also prohibit a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with their legal advisors to determine if participation in the Company is a transaction that is prohibited by ERISA or the Code and whether an exemption, all of the conditions of which will be satisfied, is available.

A fiduciary of a Plan investing in the Company will be required to represent that it has not relied on any individualized advice or recommendation of the Company, the Adviser, any Investment Manager or any of their respective affiliates as to the advisability of acquiring, holding or disposing of Shares, and that its investment in the Company will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. In addition, fiduciaries of Plans will generally be required to represent that they are an independent fiduciary with financial expertise.

The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Prospectus is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Shares on behalf of, or with the assets of, any Plan, consult with their legal advisors regarding the potential applicability of ERISA, Section 4975 of the Code to such investment and whether an exemption would be applicable to the purchase of the Shares. Neither this discussion nor anything provided in this Prospectus is, or is intended to be, investment advice directed at any potential Plan purchasers, or at Plan purchasers generally, and such purchasers of Shares should consult and rely on their own legal advisors as to whether an investment in Shares is suitable for the Plan. The sale of any Shares in any Plan is in no respect a representation by the Company, the Adviser, the Investment Managers or any of their respective affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such investment is prudent or appropriate for Plans generally or any particular Plan.

ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT

Amendment of the LLC Agreement

The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Directors (including a majority of the Independent Directors, if required by the Investment Company Act) and without the approval of the Shareholders unless the approval of Shareholders is required by the Investment Company Act. Certain amendments to the LLC Agreement involving Share balances (generally those reducing a Shareholder’s claim on the assets of the Company) may not be made without the written consent of any Shareholder adversely affected by the amendments or unless each Shareholder has received written notice of the amendment and any Shareholder objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Directors) to tender all of his, her or its Shares for repurchase by the Company. In addition, amendments that would modify the provisions of the LLC Agreement regarding amendment procedures (if material) or the Company’s indemnification obligations may be made only with the unanimous consent of the Shareholders and, to the extent required by the Investment Company Act, approval of a majority of the Directors (and, if so required, a majority of the Independent Directors).

Shares Issuable

The Company is authorized to issue an unlimited number of Shares, including fractional Shares, all at $0.00001 par value per Share. The Company may suspend offering Shares (temporarily or otherwise) at any time in the discretion of the Board of Directors.

Reorganization into Master-Feeder Structure

The Board of Directors may authorize the reorganization of the Company into a master-feeder structure without obtaining the approval of the Shareholders.

Power of Attorney

In subscribing for Shares, an investor will appoint each of the Administrators as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Company as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Company or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of the Company. This power of attorney, which will be contained in an investors’ subscription agreement, is a special power of attorney and is coupled with an interest in favor of the Administrators and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Shareholder granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Shareholder of all or part of the Shareholder’s Shares, except that when the transferee of such Shares has been approved by the Company or its designated agents for admission to the Company as a substitute Shareholder, or upon the withdrawal of a Shareholder from the Company pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

Authorized Shares

As of the date of this Prospectus, there is only a single class of Shares authorized as follows:

Title of Class	Amount Authorized	Amount Outstanding	Amount Held by the Company or for its Account
Common	Unlimited	127,055.923	N/A

REPORTS TO SHAREHOLDERS

The Company will furnish to Shareholders as soon as practicable after the end of each taxable year and each calendar year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Company will send to Shareholders an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the Investment Company Act. The most recent audited report for the Company (for the fiscal period ended March 31, 2020) was distributed to Shareholders on or about May 29, 2020. Shareholders also receive reports regarding the Company’s operations at least quarterly and the Company will also furnish monthly account statements which include the most recent net asset value per Share of the Company to Shareholders.

ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to the Company and reports to Shareholders may include quotations of investment performance. In these materials, the performance of the Company will normally be portrayed as the net return to an investor in the Company during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray the Company’s investment performance. The investment performance of the Company will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Company, may also be used to advertise or market the Company, including data and materials prepared by recognized sources of such information. Such information may include comparisons of the Company’s investment performance to the performance of recognized market indices and other indices. Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in the Company.

TERM, DISSOLUTION AND LIQUIDATION

The Company will be dissolved upon, among other things, the affirmative vote to dissolve the Company by: (1) a majority of the Board of Directors (including a majority of the Independent Directors); or (2) Shareholders holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Shareholders of the Company.

The Company will also be dissolved as required by operation of law. Upon the occurrence of any event of dissolution, the Board of Directors may appoint an Administrator as the liquidating trustee, in which case the Administrator will wind up the business and administrative affairs of the Company. If an Administrator is not so appointed, a liquidating trustee elected by the Shareholders holding a majority of the total number of votes eligible to be cast by all Shareholders is charged with winding up the business and administrative affairs of the Company.

In addition, the Company will be dissolved if (i) any Shareholder has submitted a written request, in accordance with the LLC Agreement, to tender all of its Shares for repurchase by the Company and has not been given the opportunity to tender all such Shares within a period of two years after such request (whether in a single repurchase offer or multiple offers within the two-year period); and (ii) such Shareholder delivers a written notice of intent to dissolve the Company to the Board of Directors prior to the expiration of such two-year period.

Upon the liquidation of the Company, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Company (other than debts to Shareholders) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Shareholders and (3) finally to the Shareholders proportionately in accordance with their Share balances. Assets may be distributed in kind on a proportionate basis if the Board of Directors or liquidator determines that the distribution of assets in kind would be in the interests of the Shareholders in facilitating an orderly liquidation.

FISCAL YEAR

For accounting purposes, the Company’s fiscal year is the 12-month period ending on March 31. For tax purposes, the Company has also adopted the 12-month period ending March 31 of each year as its taxable year.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

The Board of Directors has selected KPMG as the independent registered public accounting firm of the Company. KPMG’s principal business address is located at 345 Park Avenue, New York, New York 10154. The Company’s recent financial statements included in this Prospectus have been so included in reliance on the report of KPMG, given on the authority of said firm as experts in auditing and accounting.

Simpson Thacher & Bartlett LLP, Washington, D.C., serves as legal counsel to the Company, the Adviser and their affiliates with respect to the Company.

INQUIRIES AND FINANCIAL INFORMATION

Inquiries concerning the Company and the Shares (including information concerning subscription and withdrawal procedures) should be directed to:

527 Madison Avenue, 4th Floor

New York, New York 10022

Telephone: (212) 485-3100

Facsimile: (212) 485-3137

Audited financial statements for each fiscal year-end preceding the date of this Prospectus are incorporated herein by reference. Those reports are available without charge upon request directed to the address or telephone number above.

APPENDIX A

INVESTOR QUALIFICATIONS AND REPRESENTATIONS

The following should be read in conjunction with the subscription materials for the Company, which refer to each prospective investor seeking to subscribe the Shares (or to a Shareholder seeking to subscribe for additional Shares) as a “Subscriber”:

The Subscriber hereby represents and warrants to, and covenants and agrees with, the Company that Subscriber meets the accreditation standards and eligibility policies as set forth in this Appendix A.

Accredited Investors

1. Subscriber is acquiring Shares directly or indirectly for the account of an “accredited investor” meeting one or more of the “asset tests” set forth in Rule 501(a) of Regulation D under the Securities Act of 1933 (the “1933 Act”). (Alternative tests under Regulation D also may be relied upon with respect to selected categories of investors, including employees, officers and directors of affiliates of the Company.) Such accredited investors are referred to in the Prospectus as “Eligible Investors” and include, but are not limited to, the following:

•

An individual who has an individual net worth or joint net worth with his or her spouse, in excess of $1,000,000. “Net worth” for these purposes means the value of total assets at fair market value (not including the value of an individual’s primary residence or debt secured by the primary residence so long as (i) the estimated fair market value of the residence is greater than the amount of debt secured by it and (ii) the amount of debt secured by the residence has not increased in the 60 days preceding the sale of securities to the investor (other than in connection with the acquisition of the primary residence)), less total liabilities;

•

An individual who had an individual income exceeding $200,000 in each of the two most recently completed calendar years (or a joint income with Subscriber’s spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current calendar year;

•

A corporation, partnership, limited liability company or similar business trust or tax-exempt organization as defined in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), that (i) has total assets in excess of $5,000,000 and (ii) was neither formed nor is operated for the specific purpose of investing in the Company;

•	An entity whose equity owners are each “accredited investors” as defined in this section; or

•

A bank as defined in Section 3(a)(2) of the 1933 Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or fiduciary capacity.

2. An Eligible Investor generally must have a brokerage account with an approved Placement Agent (or with the Principal Underwriter). Existing Shareholders subscribing for additional Shares must be Eligible Investors at the time of the additional subscriptions.

Anti-Money Laundering Procedures

1. In order to comply with applicable anti-money laundering regulations, the Company, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) may require a detailed verification of the Subscriber’s identity and the source of its subscription proceeds. The Subscriber agrees to promptly provide any such party with any requested information and documentation.

2. The Subscriber represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities. It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

3. If the Subscriber is not investing in the Company on behalf of or for the benefit of, other investors, the Subscriber represents that it is purchasing Shares in the Company for the Subscriber’s own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

4. The Subscriber acknowledges that the Company generally prohibits any investment in the Company by or on behalf of a “Prohibited Investor” unless specifically permitted by the Company, in its sole discretion. A “Prohibited Investor” means:

•

any individual or entity whose name appears on the various lists issued and/or maintained by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the “SDN List”); and

•	any individual or entity who is a citizen or resident of, or located in, a country where OFAC sanctions against such country prohibit any investment by such subscriber in the Company.**

The above lists are available at http://www.ustreas.gov/ofac/ and should be checked by the Subscriber before making the above representations.

5. If the Subscriber is an intermediary, a fund of funds or otherwise investing in the Company on behalf of one or more other persons (the “Underlying Investors”), the Subscriber represents and agrees that:

•

the Subscriber properly discloses its relationship with its Underlying Investors as follows: (please attach supplemental pages headed “Underlying Investors” to completed subscription materials as necessary);

•	the representations, warranties and covenants made herein are made by the Subscriber on behalf of itself and its Underlying Investors;

•	the Subscriber has all requisite power and authority from its Underlying Investors to execute and perform the obligations under this section;

•

accompanying this subscription is a certificate in a form acceptable to the Company, its designated agents or the Subscriber’s Placement Agent (or the Principal Underwriter) in their sole discretion with respect to the due diligence the Subscriber has carried out and will continue to carry out with respect to the identity and background of each Underlying Investor as well as the proceeds invested in the Company by the Underlying Investors;

•	its Underlying Investors are not Prohibited Investors, as defined above;

•	the Subscriber is not otherwise aware of any reasons which should prevent the Company from accepting an investment directly by an Underlying Investor; and

•

the Subscriber agrees to provide such further assurance and certifications regarding itself and/or its Underlying Investors as the Company, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) may reasonably require.

*	“Person” includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.
**

The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals, including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

6. To the best of the Subscriber’s knowledge, neither it nor any individual or entity controlling, controlled by or under common control with the Subscriber, or related to, or otherwise associated with, the Subscriber, is a “Prohibited Investor” as defined above.

7. The Subscriber acknowledges that if, following its investment in the Company, the Company, the Adviser, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) reasonably believe that the Subscriber is a Prohibited Investor or has otherwise breached its representations and covenants hereunder as to its identity and the source of its subscription proceeds, the Company may be obligated to freeze the Subscriber’s dealings with its Shares, including by refusing additional subscriptions for Shares by the Subscriber or any repurchase requests by the Subscriber and/or segregating the assets represented by the Subscriber’s Shares in accordance with applicable regulations, or mandatorily repurchasing the Subscriber’s Shares, and the Subscriber will have no claim whatsoever against the Company, the Adviser, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) for any form of losses or other damages incurred by it as a result of any of these actions. The Subscriber also acknowledges that the Company, the Adviser, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) may be required to report such actions and to disclose the Subscriber’s identity to OFAC or other regulatory bodies. In addition, the Subscriber acknowledges that in some circumstances, the law may not permit the Company, the Adviser, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) to inform the Subscriber that it has taken the actions described above.

8. The Subscriber is not a shell bank (defined below), and its subscription proceeds do not originate from, and will not be routed through, an account maintained at such a bank. A “shell bank” is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

9. The Subscriber is not a senior non-U.S. government or public official, a member of such a person’s immediate family or any close associate of such a person. If the Subscriber cannot make this representation, the Subscriber must contact the Company, an Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter).

10. The Subscriber is not a citizen or resident of, or located in, a jurisdiction identified on the list of high-risk and other monitored jurisdictions of OECD’s Financial Action Task Force (an “FATF Non-Cooperative Jurisdiction”), and its subscription proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Jurisdiction.*** If the Subscriber cannot make this representation, the Subscriber must contact the Company, an Administrator or the Subscriber’s Placement Agent (or the Principal Underwriter).

11. All information that the Subscriber has provided to the Company, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) in relation to the subscription of the Shares is true and accurate.

12. The Subscriber represents that all evidence of identity provided to the Company, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Company, the Administrators or the Subscriber’s Placement Agent (or the Principal Underwriter) in their sole discretion to comply with the Company’s anti-money laundering policies and related responsibilities from time to time.

***

As of the date hereof, the following countries and territories are on the FATF Non-Cooperative Jurisdictions list: Albania, the Bahamas, Barbados, Botswana, Cambodia, Democratic People’s Republic of Korea (DPRK), Ghana, Iceland, Iran, Jamaica, Mauritius, Mongolia, Myanmar, Nicaragua, Pakistan, Panama, Syria, Uganda, Yemen and Zimbabwe. Updated information is available at http://www.fatf-gafi.org/countries/#high-risk.

13. The representations, warranties, agreements, undertakings and acknowledgments made by the Subscriber above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Company in determining the suitability of the Subscriber as an investor in the Company, and will survive the investment in the Company by the Subscriber. The Subscriber agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representation, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Subscriber at any time it makes an additional investment in the Company. In addition, the Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein.

APPENDIX B

PERFORMANCE OF SIMILAR FUND MANAGED BY ADVISER

SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

This appendix presents past performance information of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, a closed end, non-diversified, management investment company registered under the Investment Company Act and managed by SkyBridge and its current portfolio managers, Mr. Raymond Nolte and Mr. Troy Gayeski. SkyBridge Multi-Adviser Hedge Fund Portfolios LLC, which is often referred to in the marketplace as the “Series G” Fund, commenced investment operations on January 1, 2003 and is operated with substantially similar investment objectives, policies and strategies to those of the Company, except that the Company is expected to be less concentrated in its investment program (so that, while the Company may invest in a similar number of underlying positions, its investment in each generally will be more evenly allocated over time). Notwithstanding that difference in concentration, the two accounts have been and are expected to be managed in materially the same manner. The differences are immaterial and would not have a material effect on the disclosed performance. To date, results for the two accounts have been materially similar.

Prior to June 2010, the investment adviser to SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (formerly known as Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC) was Citigroup Alternative Investments LLC (“CAI”). In connection with SkyBridge’s acquisition of certain businesses from CAI in June 2010, SkyBridge replaced CAI as such fund’s investment adviser, and all of the investment professionals responsible for the management of such fund left CAI to join SkyBridge and continue the management of the fund. Performance realized for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC while at CAI is presented separately below from that realized while at SkyBridge. Because SkyBridge Multi-Adviser Hedge Fund Portfolios LLC was managed by a different portfolio manager at a different firm prior to September 2005, that pre-September 2005 performance is not shown below; pre-September 2005 performance, which is available upon request, was materially lower than performance realized for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC periods from September 2005 forward.

The information below is provided to illustrate the experience and historic investment results obtained by SkyBridge’s personnel in managing a registered fund with investment objectives, policies and strategies that are substantially similar to the Company. SkyBridge Multi-Adviser Hedge Fund Portfolios LLC is the only registered investment fund or account managed by the Adviser that follows investment objectives, policies and strategies substantially similar to those of the Company.

THE PERFORMANCE FIGURES BELOW ARE NOT THE PERFORMANCE OF THE COMPANY BUT ARE THE HISTORICAL PERFORMANCE OF THE INVESTMENT PORTFOLIO OF SKYBRIDGE MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC. THE PAST PERFORMANCE OF SUCH FUND IS NO GUARANTEE OF FUTURE RESULTS OF THE COMPANY. The performance shown is not an indication of how the Company will perform in the future. The Company’s performance in the future may be different due to many factors, including but not limited to, differences in cash flows, fees, expenses, portfolio size in and number of underlying pooled investments, all of which, if applicable, could have a negative impact on the Company’s performance.

The performance information in the tables have not been audited. Such information is presented for calendar years, while the fiscal year-end for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC ends on March 31. The performance information below represents the return on assets on a monthly and yearly basis (net income for the relevant month or year over total net assets at the beginning of the month or year). In all cases, results are presented net of fees and expenses. The results shown above do not reflect the effects of any placement fees and would be lower if they did.

SkyBridge Multi-Adviser Hedge Fund Portfolios LLC

Historical Performance (Net of fees and expense)

	2005 (CAI)	2006 (CAI)	2007 (CAI)	2008 (CAI)	2009 (CAI)	2010 (CAI)	2010 (SkyBridge)	2011 (SkyBridge)	2012 (SkyBridge)	2013 (SkyBridge)	2014 (SkyBridge)	2015 (SkyBridge)	2016 (SkyBridge)	2017 (SkyBridge)	2018 (SkyBridge)	2019 (SkyBridge)	2020 (SkyBridge)
Jan		2.71%	1.39%	(3.37)%	2.01%	1.53%		1.47%	2.72%	3.16%	0.29%	(0.99)%	(2.70)%	1.34%	1.62%	1.07%	0.73%
Feb		0.21%	0.20%	3.31%	0.85%	0.55%		2.69%	2.34%	1.01%	3.25%	3.07%	(2.40)%	0.90%	0.65%	0.89%	(0.08)%
Mar		2.06%	1.52%	(1.64)%	0.28%	2.44%		0.81%	1.57%	0.94%	(0.02)%	0.62%	(0.88)%	0.15%	0.10%	0.43%	(24.70)%
Apr		1.59%	0.89%	(0.92)%	(0.88)%	2.45%		2.15%	0.84%	1.18%	(0.77)%	0.73%	0.74%	0.48%	0.92%	1.03%	0.63%
May		(2.18)%	2.25%	2.45%	3.94%	(2.02)%		0.66%	(0.59)%	0.78%	1.43%	1.48%	0.80%	0.26%	0.85%	0.23%	2.26%
Jun		(0.41)%	0.67%	1.64%	0.87%	(1.19)%		(1.56)%	1.22%	(2.26)%	1.40%	(1.79)%	(0.68)%	0.44%	0.41%	0.12%
Jul		(0.61)%	1.69%	(3.41)%	2.92%		1.14%	0.37%	2.99%	2.00%	(0.58)%	0.42%	0.97%	0.80%	0.58%	0.57%
Aug		0.56%	(2.73)%	(2.24)%	2.77%		1.20%	(3.15)%	1.77%	(0.40)%	0.33%	(3.03)%	0.55%	0.36%	0.63%	(0.15)%
Sept	1.63%	0.26%	2.63%	(4.67)%	1.89%		3.82%	(4.42)%	2.17%	1.40%	(0.62)%	(3.83)%	0.63%	0.94%	0.41%	(0.04)%
Oct	(2.02)%	1.54%	6.27%	(6.92)%	1.86%		2.85%	0.22%	2.04%	1.62%	(1.94)%	0.30%	0.53%	0.97%	(0.27)%	(0.02)%
Nov	1.72%	1.48%	(1.54)%	(3.14)%	1.79%		1.39%	0.13%	0.94%	2.22%	1.20%	(0.42)%	0.65%	0.34%	(0.75)%	0.22%
Dec	2.04%	1.25%	0.23%	(2.23)%	1.66%		2.14%	0.24%	1.49%	1.85%	(0.11)%	(0.03)%	1.04%	0.81%	(1.93)%	0.77%
YTD	3.36%*	8.69%	14.03%	(19.62)%	21.79%	3.73%*	13.18%*	(0.63)%	21.29%	14.25%	3.82%	(3.61)%	(0.84)%	8.04%	3.23%	5.25%	(22.01)%*

*	Not annualized

The average annual compound rate of return (net of fees and expenses) for SkyBridge Multi-Adviser Hedge Fund Portfolios LLC for the one-, three-, five- and ten-year periods ended May 31, 2020 are as follows:

One year (SkyBridge only)	Three years (SkyBridge only)	Five years (SkyBridge only)	Ten years (SkyBridge July 1, 2010—March 31, 2019 and CAI April 1, 2009—June 30, 2010)
(20.86)%	(3.90)%	(3.57)%	(3.41)%

PART C ● OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2020 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Financial Highlights, Notes to Same).3

(2) Exhibits:

(2)(a)(1) Certificate of Formation of Limited Liability Company. 1

(2)(a)(2) Certificate of Amendment to Certificate of Formation.2

(2)(a)(3) Second Amended and Restated Limited Liability Company Agreement.6

(2)(b) Not Applicable.

(2)(c) Not Applicable.

(2)(d) See Item 25(2)(a)(3) above.

(2)(e) Not Applicable.

(2)(f) Not Applicable.

(2)(g) Form of Investment Advisory Agreement.1

(2)(h) Form of Distribution Agreement.1

(2)(i) Not Applicable.

(2)(j) Form of Custody Agreement.2

(2)(k)(1) Form of Administration, Accounting and Transfer Agent Services Agreement.2

(2)(k)(2) Powers of Attorney.4

(2)(k)(3) Powers of Attorney.7

(2)(k)(4) Second Amended and Restated Administrative and Investor Services Agreement.5

(2)(k)(5) Amendment No. 1 to Second Amended and Restated Administrative and Investor Services Agreement7

(2)(l)(1) Opinion and Consent of Counsel with Respect to the Legality of Shares.5

(2)(m) Not Applicable.

(2)(n)(1) Consent of Independent Registered Public Accounting Firm.*

(2)(n)(2) Report of Independent Registered Public Accounting Firm.*

(2)(o) See Item 25(1) above.

(2)(p) Not Applicable.

(2)(q) Not Applicable.

(2)(r)(1) Code of Ethics of the Adviser.8

(2)(r)(2) Code of Ethics of the Company.7

1	Filed with the Registrant’s initial registration statement under the Investment Company Act of 1940 on Form N-2 on May 20, 2011 (File no. 811-22561) and incorporated herein by reference.
2	Filed with the Registrant’s annual report under the Investment Company Act of 1940 on Form N-2 on September 27, 2011 (File no. 811-22561) and incorporated herein by reference.
3

Filed with the Registrant’s certified shareholder report of registered management investment companies under the Investment Company Act of 1940 on Form N-CSR on May 29, 2020 (File no. 811-22561) and incorporated herein by reference.

4	Filed with Amendment No. 17 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 6, 2019 (File no. 811-22561) and incorporated herein by reference.
5	Filed with Amendment No. 19 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on July 29, 2019 (File no. 811-22561) and incorporated herein by reference.
6

Filed with Amendment No. 20 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on September 25, 2019 (File no. 811-22561) and incorporated herein by reference.

7	Filed with Amendment No. 21 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 17, 2020 (File no. 811-22561) and incorporated herein by reference.
8	Filed with Amendment No. 22 to the Registrant’s registration statement under the Investment Company Act of 1940 on Form N-2 on June 29, 2020 (File no. 811-22561) and incorporated herein by reference.
*	Filed herewith

ITEM 26. MARKETING ARRANGEMENTS

Not Applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates:

Blue Sky Fees and Expenses (including fees of counsel)	$23,000
Accounting fees and expenses	$20,000
Legal fees and expenses	$154,000
Printing and engraving	$25,000
Offering Expenses	$103,000
Miscellaneous	$15,000

Total	$340,000	[2]

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly controlled by or under common control with the Registrant, except that the Registrant may be deemed to be controlled by SkyBridge Capital II, LLC (the “Adviser”), the investment adviser to the Registrant, and under common control with SkyBridge Multi-Adviser Hedge Fund Portfolios LLC. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056). Additional information regarding SkyBridge Multi-Adviser Hedge Fund Portfolios LLC is available in such entity’s registration statement on Form N-2 on file with the Securities and Exchange Commission, as amended from time to time, and is incorporated herein by reference.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Limited Liability Company Interest in the Company (designated as “Shares”) Number of Record Holders for the Company (as of May 31, 2020): 719

ITEM 30. INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the Investment Company Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

Insofar as indemnification for liability arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant’s Prospectus in the section entitled “The Adviser.” Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-71056).

[2]	Please note that these are estimates.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

Certain required accounting related and financial books and records of the Registrant will be maintained by the Registrant at 527 Madison Avenue, 4th Floor, New York, New York 10022. The other required books and records are maintained by BNYM at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 33. MANAGEMENT SERVICES Not Applicable.

ITEM 34. UNDERTAKINGS

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Registrant undertakes:

a. to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.

that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.

that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

e. that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering contain material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not applicable.

6. Not applicable as the Registrant uses a combined prospectus and statement of additional information. Should the Registrant in the future cease to use a combined prospectus and statement of additional information, the Registrant promises to undertake to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

FORM N-2

SkyBridge G II Fund, LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 28th day of July 2020.

SkyBridge G II Fund, LLC

By:	/s/ Raymond Nolte
Name: Raymond Nolte
Title: President (Principal Executive Officer) and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature	Title	Date

/s/ R. Stephen Hale*	Director	July 28, 2020
R. Stephen Hale

/s/ Molly A. Hall*	Director	July 28, 2020
Molly A. Hall

/s/ Steven Krull*	Director	July 28, 2020
Steven Krull

/s/ Brett S. Messing*	Director	July 28, 2020
Brett S. Messing

/s/ Raymond Nolte	President (Principal Executive Officer and Director)	July 28, 2020
Raymond Nolte

/s/ Robert Phillips*	Treasurer (Principal Financial and Accounting Officer)	July 28, 2020
Robert Phillips

*	By:	/s/ Christopher Hutt

Power of Attorney

SkyBridge G II Fund, LLC

Exhibit Index

(2)(n)(1)	Consent of Independent Registered Public Accounting Firm.

(2)(n)(2)	Report of Independent Registered Public Accounting Firm.